Filed Pursuant to Rule 424(b)(3) to

Registration No. 333-123991

PROSPECTUS

BRODER BROS., CO.

Exchange Offer for

$50,000,000

11 1/4% Senior Notes due 2010

We are offering to exchange:

up to $50,000,000 of our 11 1/4% Senior Notes due 2010, series B

(CUSIP #112013 AB 3)

for

a like amount of our outstanding 11 1/4% Senior Notes due 2010

(CUSIP #112013 AC 1 and CUSIP #U11099 AB 1).

Material Terms of Exchange Offer

•	The terms of the notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the transfer restrictions and registration rights relating to the outstanding notes will not apply to the exchange notes.

•	The exchange notes will be guaranteed on a senior unsecured basis by all of the existing and future material domestic subsidiaries of Broder Bros., Co.

•	There is no existing public market for the outstanding notes. We do not intend to list the exchange notes on any securities exchange or seek approval for quotation through any automated trading system.

•	The exchange notes will be identical to, and will trade as a single class with, our previously issued $175,000,000 of 11¼% Senior Notes due 2010.

•	You may withdraw your tender of notes at any time before the expiration of the exchange offer. We will exchange all of the outstanding notes that are validly tendered and not withdrawn.

•	The exchange offer expires at 5:00 p.m., New York City time, on June 2, 2005, unless extended.

•	The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

•	The exchange offer is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the Staff of the SEC.

•	We will not receive any proceeds from the exchange offer.

For a discussion of the material risk factors that you should consider before participating in this exchange offer, see “ Risk Factors” beginning on page 11 of this prospectus.

Neither the SEC nor any state securities commission has approved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

May 2, 2005

We have not authorized anyone to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on any unauthorized information or representations.

Broder Bros., Co. is a Michigan corporation. Our principal executive offices are located at 6 Neshaminy Interplex, 6th Floor, Trevose, Pennsylvania 19053, and our telephone number at that address is (215) 291-6140.

As used in this prospectus, unless the context indicates otherwise: (i) “Broder,” “Company,” “we,” “our,” and “us” refer collectively to Broder Bros., Co. and its consolidated subsidiaries; (ii) “Alpha” refers to the Company’s Alpha Shirt Company Division for periods after its acquisition by the Company and to Alpha Shirt Holdings, Inc. and its consolidated subsidiaries for periods prior to such acquisition; (iii) “Broder division” refers to the Company’s Broder Division; and (iv) “NES” refers to the Company’s NES Clothing Company Division for periods after its acquisition by the Company and to NES Clothing Company Holdings Trust and its consolidated subsidiaries for periods prior to such acquisition.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to participate in the exchange offer. We urge you to read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and the consolidated financial statements and the notes to those statements.

The Company

We are a leading distributor of imprintable sportswear and accessories in the United States and operate under the Broder, Alpha and NES brands. By maintaining three distinct catalogs, websites, sales forces and call centers, we are able to preserve the strong brand name recognition and customer goodwill that has been generated from over 175 combined years of independent operations, while our integrated back office operations provide significant economies of scale. We operate within the imprintable sportswear and accessories market, which is estimated to be an $8 billion U.S. market in wholesale revenues and includes undecorated or “blank” T-shirts, sweatshirts, polo shirts, fleece, outerwear, caps, bags and other imprintable accessories that are decorated primarily for advertising and promotional purposes. Unit volume within the market has grown significantly over the last ten years, increasing at a compound annual growth rate of approximately 7%. We provide our decorator customers with value-added merchandising, marketing and promotional support that helps our customers grow their businesses. Our decorator customers in turn sell our products to end-consumers, primarily for advertising and promotional purposes.

We purchase product from more than 45 suppliers, including trade brand suppliers such as Russell, Fruit of the Loom, Hanes, Anvil and Gildan. Other exclusive or near-exclusive suppliers include retail brands such as Nike Golf, Adidas Golf, Perry Ellis, Columbia Sportswear, Weatherproof and Champion. We consider the term “near-exclusive” to represent those arrangements where, although not contractually entitled to exclusivity, we believe we are the only distributor to offer these products in an annual catalog to the imprintable sportswear industry. In addition to purchasing from these distribution suppliers, we develop and source products from over 16 countries to support our private label brand initiatives, which include Devon & Jones, HYP, Authentic Pigment, Desert Wash and Harvard Square, as well as the recently launched Chestnut Hill, Great Republic, Apples & Oranges and Harriton private label brands. We had net sales of $877.4 million, income from operations of $26.1 million and net loss of $1.5 million for the year ended December 31, 2004.

Industry Overview and Trends

We compete in the estimated $8 billion U.S. wholesale imprintable sportswear and accessories market, which is comprised of products used for corporate promotion, general-use, event promotion and specialty retail sales. The diversity of end-uses of imprintable sportswear and accessories helps to reduce exposure to any one industry or market segment. Within the overall market, imprintable sportswear and accessories sold for corporate promotional purposes in the U.S. is estimated at $3 billion in wholesale revenue. The other $5 billion segment of the market includes items sold for general purposes, such as recreation, sports leagues, educational institutions, specialty retail and for event promotions, such as concerts and tourism.

Competitive Strengths

We believe that our principal competitive strengths include:

•	Our scale and position as a leading distributor;

•	We offer one of the most extensive product lines in the industry;

•	We have been able to develop exclusive or near-exclusive relationships in our market with suppliers of retail brands, such as Nike Golf, Adidas Golf, Columbia Sportswear, Perry Ellis, Weatherproof and Champion;

•	We have the most extensive distribution network in the imprintable sportswear and accessories industry;

•	We provide value-added merchandising, marketing and promotional support to our customers;

•	We have long-standing relationships with our suppliers, which allows us to offer our customers access to the broadest range of products at favorable pricing; and

•	We have an experienced management team.

Growth Strategy

Our growth strategy is to:

•	Extend our geographic expansion in select regional markets;

•	Expand and enhance our private label offerings;

•	Continue to expand breadth and depth of product offerings; and

•	Increase customer and channel penetration.

Risks Relating to Our Growth Strategy

Some of the challenges and risks inherent to our growth strategy are:

•	Our industry is highly competitive and if we are unable to compete successfully we could lose customers and our sales may decline;

•	Slowdowns in general economic activity may detrimentally impact our customers and may have an adverse effect on our sales and profitability;

•	Disruption in our distribution centers could adversely affect our results of operations;

•	We may not realize all of the anticipated operating synergies and cost savings from the acquisitions of Alpha and NES (the “Acquisitions”), and we may experience difficulties in integrating NES’ business which may adversely affect our financial performance; and

•	Any disruption in our supplier’s ability to deliver products to us or a decrease in demand for their products could have an adverse effect on our results of operations and damage our customer relationships.

Corporate Structure

Broder Bros., Co. is an operating company that owns substantially all of the assets and conducts substantially all of the operations of Broder’s business. Broder currently has one, wholly owned subsidiary, TSM Acquisition Co., through which it acquired substantially all of the assets of T-Shirts & More, Inc., or “TSM,” in June 2003. To facilitate future financing flexibility, Broder may consolidate the TSM entity into Broder. In addition, Broder is currently evaluating whether to create a holding company structure to facilitate future acquisitions.

Broder Bros., Co. is the issuer of the notes and the borrower under the revolving credit facility. Broder’s existing subsidiary is a guarantor to its obligations under the notes and the revolving credit facility. All future material domestic subsidiaries, if any, will be added as guarantors under the notes and the revolving credit facility. Borrowings under the revolving credit facility are secured by substantially all of the assets of Broder and its existing subsidiary.

SUMMARY OF THE EXCHANGE OFFER

The Initial Offering of Outstanding Notes

We sold the outstanding notes on November 18, 2004 to UBS Securities LLC. We refer to UBS Securities LLC in this prospectus as the “initial purchaser.” The initial purchaser subsequently resold the outstanding notes: (i) to qualified institutional buyers pursuant to Rule 144A; or (ii) outside the United States in compliance with Regulation S, each as promulgated under the Securities Act of 1933, as amended.

Registration Rights Agreement	Simultaneously with the initial sale of the outstanding notes, we entered into a registration rights agreement for the exchange offer. In the registration rights agreement, we agreed, among other things, to use our reasonable best efforts to file a registration statement with the SEC and to commence and complete this exchange offer within 210 days of issuing the outstanding notes. The exchange offer is intended to satisfy your rights under the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

The Exchange Offer	We are offering to exchange the exchange notes, which have been registered under the Securities Act, for your outstanding notes (CUSIP #112013 AC 1 and CUSIP #U11099 AB 1), which were issued on November 18, 2004 in the initial offering. The exchange notes will be identical to, and will trade as a single class with, our previously issued $175,000,000 of 11 1/4% Senior Notes due 2010. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue exchange notes promptly after the expiration of the exchange offer. Affiliates of Broder or broker-dealers that acquired outstanding notes directly from Broder are not eligible to participate in the exchange offer.

Resales	We believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:

•      the exchange notes are being acquired in the ordinary course of your business; and

•      you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the exchange notes issued to you in the exchange offer.

If any of these conditions are not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes from these requirements you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for outstanding notes that were acquired by that broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer.

Record Date	We mailed this prospectus and the related exchange offer documents to registered holders of outstanding notes on May 2, 2005.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, June 2, 2005, unless we decide to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the staff of the SEC.

Procedures for Tendering Outstanding Notes	If you wish to tender your notes for exchange in this exchange offer, you must transmit to the exchange agent on or before the expiration date either:

•      an original or a facsimile of a properly completed and duly executed copy of the letter of transmittal, which accompanies this prospectus, together with your outstanding notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or

•      If the notes you own are held of record by The Depository Trust Company, or “DTC,” in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program System of DTC, or “ATOP,” in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your notes and update your account to reflect the issuance of the exchange notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the notes exchange agent.

In addition, you must deliver to the exchange agent on or before the expiration date:

•      a timely confirmation of book-entry transfer of your outstanding notes into the account of the notes exchange agent at DTC if you are effecting delivery of book-entry transfer, or

•      if necessary, the documents required for compliance with the guaranteed delivery procedures.

Special Procedures for Beneficial Owners

If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest or outstanding notes in the exchange offer, you should contact the person in whose name your book-entry interests or outstanding notes are registered promptly and instruct that person to tender on your behalf.

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time prior to 5:00 p.m., New York City time, on June 2, 2005.

Federal Income Tax Considerations	The exchange of outstanding notes will not be a taxable event for United States federal income tax purposes.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.

Exchange Agent	Wachovia Bank, National Association is serving as the exchange agent in connection with the exchange offer.

SUMMARY OF TERMS OF THE EXCHANGE NOTES

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes will be registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the outstanding notes. The exchange notes represent the same debt as the outstanding notes. Both the outstanding notes and the exchange notes are governed by the same indenture. Unless the context otherwise requires, we use the term notes in this prospectus to collectively refer to the outstanding notes and the exchange notes.

Issuer	Broder Bros., Co.

Securities

$50.0 million aggregate principal amount of 11 1/4% Senior Notes due 2010, Series B (CUSIP #112013 AB 3).

The exchange notes are additional notes issued under the indenture executed on September 22, 2003. On that date, we issued and sold $175.0 million of 11 1/4% Senior Notes due 2010. Those notes were exchanged for $175.0 million of exchange notes in April 2004. The exchange notes offered hereby will rank pari passu with, be of the same series and vote on any matter submitted to bondholders with, our previously issued 11 1/4% Senior Notes due 2010. After exchange of the outstanding notes for publicly registered exchange notes, the exchange notes will be identical to, and will trade as a single class with, our previously issued 11 1/4% Senior Notes due 2010.

Maturity	October 15, 2010.

Interest payment dates	April 15 and October 15, commencing October 15, 2005.

Optional redemption	The exchange notes will be redeemable at Broder’s option, in whole or in part, at any time on or after October 15, 2007, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest, if any, to the date of redemption.

At any time on or before October 15, 2006, Broder may redeem up to 35% of the original aggregate principal amount of the notes with the proceeds of qualified equity offerings at a redemption price of 111.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of redemption.

Change of Control	If Broder experiences a change of control, Broder may be required to offer to purchase the exchange notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any. Broder might not be able to pay you the required price of the exchange notes you present us at the time of a change of control because other indebtedness may prohibit payment or we might not have enough funds at that time. Change of control is defined elsewhere in this prospectus under the heading “Description of Notes—Certain Definitions—Change of Control”.

Guarantees	The exchange notes will be senior unsecured obligations of Broder and will be guaranteed on a senior unsecured basis by all of Broder’s current and future material domestic subsidiaries. The guarantees will be unsecured senior indebtedness of our guarantors and will have the same ranking with respect to indebtedness of our guarantors as the exchange notes will have with respect to our indebtedness.

Ranking	The exchange notes will: • be Broder’s senior unsecured obligations;

•      rank equally in right of payment with all of Broder’s existing and future senior unsecured debt including $175.0 million of exchange notes issued in April 2004;

•      be effectively subordinated to all of Broder’s existing and future senior secured debt (including the revolving credit facility) to the extent of the value of the assets securing such debt; and

•      be senior in right of payment to all of Broder’s debt that is expressly subordinated to the notes and the guarantees.

As of December 31, 2004, Broder had $271.4 million of total indebtedness outstanding, of which $44.0 million was senior secured indebtedness. As of December 31, 2004, Broder could have borrowed up to an additional $105.1 million under the borrowing base provided in its revolving credit facility. Broder has no other current or pending arrangements or agreements to incur any additional significant indebtedness that would be incurred or ranked pari passu in right of payment on the notes.

Covenants	The indenture under which the outstanding notes were issued will govern the exchange notes. The indenture, among other things, limits Broder’s ability and the ability of Broder’s restricted subsidiaries to, among other things:

•      incur additional indebtedness or issue preferred stock;

•      pay dividends or make other distributions or repurchase or redeem Broder’s stock or subordinated indebtedness or make investments;

•      sell assets and issue capital stock of restricted subsidiaries;

•      incur liens;

•      enter into agreements restricting Broder’s subsidiaries’ ability to pay dividends;

•      enter into transactions with affiliates;

•      engage in new lines of business; and

•      consolidate, merge or sell all or substantially all of Broder’s assets.

These covenants are subject to a number of important exceptions and qualifications. For more details, see “Description of Notes—Material Covenants” in this prospectus.

Mandatory offers to purchase	In connection with certain asset dispositions, Broder may be required to use the proceeds from those asset dispositions to make an offer to purchase the notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within 365 days to repay indebtedness, to invest in assets related to Broder’s business or to make capital expenditures.

Additional Information

Broder Bros., Co. was founded in 1919 and later incorporated under the laws of the state of Michigan in 1966. Our principal executive offices are located at 6 Neshaminy Interplex, 6th Floor, Trevose, Pennsylvania 19053, and our telephone number is (215) 291-6140.

Risk Factors

You should refer to the section entitled “Risk Factors” for an explanation of material risks associated with our business, operations and financial condition.

SUMMARY HISTORICAL FINANCIAL DATA

The following tables present the summary historical consolidated financial data of Broder as of the dates and for the periods indicated.

The financial information for Broder as of December 31, 2002, 2003, 2004 and for the fiscal years ended December 31, 2002, 2003 and 2004 has been derived from the historical consolidated financial statements audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.

The following financial information reflects the acquisitions of certain businesses during the period 2002 through 2004, including TSM, a regional sportswear distributor located in Louisville, Kentucky, which was acquired in June 2003; Alpha, a national sportswear and accessories distributor acquired in September 2003; and NES, a leading distributor of imprintable sportswear in New England, which was acquired in August 2004.

The summary information below should be read in conjunction with “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Fiscal Year Ended December 31, (1)
	2002	2003	2004
	(dollars in thousands)
Consolidated Statement of Income Data:
Net sales	$429,694	$487,785	$877,373
Cost of sales (2)	363,472	411,123	720,056

Gross profit	66,222	76,662	157,317
Warehousing, selling and administrative expenses (2)(3)	48,996	63,264	108,112
Depreciation and amortization	7,410	10,355	19,590
Restructuring and asset impairment charges	—	9,073	3,528

Total operating expenses	56,406	82,692	131,230

Income (loss) from operations	9,816	(6,030)	26,087
Interest expense, net	11,430	14,604	28,541
Other (income) expense	(301)	(14)	400

Total other expense, net	11,129	14,590	28,941

Income (loss) before provision (benefit) for income tax	(1,313)	(20,620)	(2,854)
Income tax provision (benefit)	87	(8,164)	(1,349)

Net income (loss)	$(1,400)	$(12,456)	$(1,505)

Other Financial Data:
EBITDA (4)	$17,527	$4,339	$45,277
Net cash provided by (used in) operating activities	(137)	(3,916)	5,382
Net cash provided by (used in) investing activities	2,132	(252,408)	(34,693)
Net cash provided by (used in) financing activities	(3,474)	256,876	28,457
Capital expenditures (5)	4,269	2,021	4,198
Ratio of earnings to fixed charges (6)	—	—	—
Consolidated Balance Sheet Data (at end of period):
Cash	$2,623	$3,175	$2,321
Working capital	55,119	119,518	140,300
Total assets	157,296	479,153	538,208
Total debt	87,529	263,367	271,422
Shareholders’ (deficit) equity (7)	(12,926)	64,890	76,083

(1)	Broder operates on a 52- or 53-week year basis with the year ending on the last Saturday of December.

(2)	To conform to the 2003 and 2004 presentation, costs related to purchasing, receiving, inspection and handling for fiscal year 2002 have been reclassified from warehouse, selling and administrative expenses to cost of sales.

(3)	Warehousing, selling and administrative expenses include management and advisory fees to Bain Capital totaling $0.8 million, $0.6 million and $1.9 million for the fiscal years ended December 31, 2002, 2003 and 2004, respectively. Of the $1.9 million included in fiscal 2004, $0.4 million represents a pro rata portion of management fees for the period from the closing of the Alpha acquisition in September 2003 through December 2003.

(4)	EBITDA is defined as income before income taxes, interest expense and depreciation and amortization. EBITDA is a measure commonly used in the distribution industry and is presented to aid in developing an understanding of the ability of our operations to generate cash for debt service and taxes, as well as cash for investments in working capital, capital expenditures and other liquidity needs. EBITDA should not be considered as an alternative to, or more meaningful than, amounts determined in accordance with GAAP, including cash flow from operations. EBITDA is not calculated identically by all companies, and therefore, the presentation herein may not be comparable to similarly titled measures of other companies.

The following table provides a reconciliation of EBITDA to net loss and to net cash provided by (used in) operating activities (GAAP measures):

	Fiscal Year Ended December 31,
	2002	2003	2004
	(dollars in thousands)
Reconciliation of Net Loss to EBITDA:
Net loss	$(1,400)	$(12,456)	$(1,505)
Interest expense, net	11,430	14,604	28,541
Income tax provision (benefit)	87	(8,164)	(1,349)
Depreciation and amortization	7,410	10,355	19,590

EBITDA	$17,527	$4,339	$45,277

Reconciliation of EBITDA to Net Cash Provided by (used in) Operating Activities:
EBITDA	$17,527	$4,339	$45,277
Interest expense, net	(11,430)	(14,604)	(28,541)
Income tax (provision) benefit	(87)	8,164	1,349
Net change in assets and liabilities	(9,744)	4,195	(9,812)
Change in interest rate swaps and paid-in-kind interest expense	2,873	(574)	(1,660)
Change in deferred taxes	(268)	(7,759)	(6,400)
Amortization of deferred financing fees	837	762	2,971
Asset impairment charge	—	948	833
Other	155	613	1,365

Net cash provided by (used in) operating activities	$(137)	$(3,916)	$5,382

(5)	Capital expenditures exclude Broder’s non-cash capital expenditures, financed through capital leases.

(6)	See Note (3) to Selected Historical Financial Data for additional information regarding the calculation of the ratio of earnings to fixed charges. Earnings were insufficient to cover fixed charges by $1.3 million, $20.6 million and $2.9 million for the fiscal years ended December 31, 2002, 2003 and 2004, respectively.

(7)	Broder was recapitalized by Bain Capital on May 3, 2000 in a leveraged recapitalization, which resulted in a charge to retained earnings totaling $36.0 million.

RISK FACTORS

You should carefully read and consider the risk factors set forth below, in addition to the other information contained in this prospectus, when deciding whether to participate in the exchange offer. You should be prepared to accept the occurrence of any and all of the risks associated with the notes, including a loss of all your investment.

Risks Associated with the Exchange Offer

You may not be able to resell your notes.

The exchange notes will be registered under the Securities Act, but there can be no assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their exchange notes; or

•	the price at which the holders would be able to sell their exchange notes.

Although we believe there is a limited trading market for the exchange notes issued in April 2004, the exchange notes offered hereby might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debentures and our financial performance.

We understand that the initial purchaser presently intends to make a market in the notes. However, it is not obligated to do so, and any market-making activity with respect to the notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. There can be no assurance that an active trading market will exist for the notes or that any trading market that does develop will be liquid.

In addition, any outstanding note holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For a description of these requirements, see “Exchange Offer.”

Your outstanding notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your notes will continue to be subject to existing transfer restrictions and you may not be able to sell your outstanding notes.

We will not accept your notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after a timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery. If we do not receive your notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of notes, we will not accept your notes for exchange. For more information, see “Exchange Offer.”

If you do not exchange your outstanding notes, your outstanding notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your outstanding notes.

We did not register the outstanding notes, nor do we intend to do so following the exchange offer. Outstanding notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your outstanding notes, you will lose your right to have your outstanding notes registered under the federal securities laws. As a result, if you hold outstanding notes after the exchange offer, you may not be able to sell your outstanding notes.

Risks Relating to Our Business

Our industry is highly competitive and if we are unable to compete successfully we could lose customers and our sales may decline.

The imprintable sportswear and accessories market is a fragmented industry that is highly competitive. We face significant competition from national, regional and local distributors. There can be no assurance that we can continue to compete successfully with such competitors. Competition is based on price, product quality, breadth of product selection, quality of service and delivery times. To the extent that one or more of our competitors gains an advantage with respect to any key competitive factor, we could lose customers and our sales may decline. To remain competitive, we must review and adjust our pricing structure on a constant basis in response to price changes in our industry, including with respect to changes in the cost of raw materials such as cotton. To the extent we may be obligated to adjust our pricing policies to meet competition or we delay our pricing adjustments, our financial performance may be adversely affected if any of our competitors reduce their prices or fail to increase prices in line with increases in our costs and expenses.

Prices of certain of the products we distribute, particularly T-shirts, are determined primarily based on market conditions, including the price of raw materials and available capacity in the industry. In general, we pass along to our customers any changes in the market price we pay for the products we distribute on a real-time basis. Due to competitive market conditions, the average selling prices for certain of the products we distribute, particularly T-shirts, have historically demonstrated a declining trend. Because market conditions beyond our control determine the prices of certain of our products, our reported net sales could fluctuate from quarter-to-quarter based on changes in these market prices. This, in turn, could have a negative impact on the trading price of our notes if such changes in our net sales were viewed negatively.

Slowdowns in general economic activity may detrimentally impact our customers and may have an adverse effect on our sales and profitability.

Our business is sensitive to the business cycle of the national economy. A decline in general economic conditions may adversely affect demand for our products, which could cause sales of our products to decrease. In addition, slowdowns in economic activity have in the past, and may in the future, result in our customers shifting their purchases towards lower-priced products, such as T-shirts, which adversely affects our gross profit margin. There can be no assurances that future economic conditions will be favorable to the imprintable sportswear and accessories industry. These factors have contributed historically to fluctuations in our results of operations and such fluctuations are expected to occur for the combined company in the future. A decline in the demand for our products or a mix shift to lower margin products due to deteriorating economic conditions could have a material adverse effect on our results of operations and financial condition.

Disruption in our distribution centers could adversely affect our results of operations.

We maintain 17 distribution centers nationwide, and may establish additional facilities to expand into new markets. A serious disruption to any distribution center or to the flow of goods in or out of our centers due to fire, earthquake, act of terrorism or any other cause could damage a significant portion of our inventory and could materially impair our ability to distribute our products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a distribution center. As a result, any such disruption could have a material adverse effect on our business, results of operations and financial condition.

We may not realize all of the anticipated operating synergies and cost savings from the Acquisitions and we may experience difficulties in integrating NES’ business which may adversely affect our financial performance.

There can be no assurance that we will realize all of the anticipated operating synergies and cost savings from the Alpha acquisition or the NES acquisition or that we will not experience difficulties in integrating the operations of NES with our operations. We may not be able to successfully integrate and streamline overlapping functions or, if such activities are successfully accomplished, that such integration will not be more costly to accomplish than presently contemplated. In addition, we could encounter difficulties in managing the combined company due to its increased size and scope of operations.

We may not be able to achieve the operating synergies and annual cost savings that we expect to result from the Acquisitions, which we discuss under “Prospectus Summary—Summary Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Potential Acquisition-Related Cost Savings” and elsewhere in this prospectus. These are forward-looking estimates and involve known and unknown risks, uncertainties and other factors that may cause the actual cost savings or cash generated to be materially different from our estimates or result in these savings not being realized in the time frame expected, or at all. In addition, we will not realize cost savings from the closing of distribution centers relating to rent reductions until the related leases expire or we sublease the distribution centers. The leases of these centers expire between 2005 and 2014. We may also experience a short-term decline in operating results as a result of measures undertaken to improve our inventory turnover.

We obtain a significant portion of our products from a limited group of suppliers. Any disruption in their ability to deliver products to us or a decrease in demand for their products could have an adverse effect on our results of operations and damage our customer relationships.

We obtain a significant portion of the products we sell from a limited group of suppliers. On a pro forma basis giving effect to the NES acquisition as if it had occurred at the beginning of fiscal 2004, 62.8% of the products we sold in fiscal 2004 were purchased from four suppliers and four suppliers each account for 10% or more of the products purchased by Broder, Alpha and NES on a combined basis: Fruit of the Loom, Gildan, Russell Corp. and Hanes. From time to time, we may experience difficulties in receiving orders from some of these suppliers or certain products may not be available. Their ability to supply us with our products is subject to a number of risks, including production problems at our suppliers’ facilities, work stoppages or strikes by our suppliers’ employees. The partial or complete loss of any of these sources could have an adverse effect on our results of operations and damage customer relationships. Consumer demand for these products may decrease based on a number of factors such as general economic conditions and public perception. In addition, a significant increase in the price of one or more of these products could materially adversely affect our results of operations.

Our relationships with most of our suppliers are terminable at will and the loss of any of these suppliers could have an adverse effect on our sales and profitability.

Our relationships with suppliers, including our exclusive or near-exclusive relationships with suppliers such as Nike Golf, Perry Ellis, Weatherproof and Columbia Sportswear, are generally not governed by written contracts. We consider the term “near-exclusive” to represent those arrangements where we, although not contractually entitled to exclusivity, believe we are the only distributor to offer these products in an annual catalog to the imprinted sportswear industry. These relationships and exclusivity arrangements may be terminated at will by the supplier at any time. The loss of any of these suppliers, or the decision by a “near-exclusive” supplier to discontinue our exclusivity arrangement, could have an adverse effect on our sales and profitability.

We do not have any long-term contracts with our customers and the loss of customers could adversely affect our sales and profitability.

Our business is based primarily upon individual sales orders with our customers. We typically do not enter into long-term contracts with our customers. As such, our customers could cease buying our products from us at any time and for any reason. The fact that we do not have long-term contracts with our customers means that we have no recourse in the event a customer no longer wants to purchase products from us. In addition, if, as a result of the NES acquisition, we lose any suppliers from which our current customers purchase products, we could lose those customers or they could purchase such brands elsewhere. If a significant number of our customers elect not to purchase product from us, our business, prospects, financial condition and results of operations would be adversely affected.

We must successfully predict customer demand for our private label products to succeed.

Our success with respect to our private label brands is largely dependent on our ability to predict customer demand. We enter into contracts for the purchase and manufacture of our private label brands in advance of the applicable selling season. Due to longer lead times compared to our other brands, we are vulnerable to demand and pricing shifts and to suboptimal merchandising. To the extent we are unable to accurately predict customer demand, our sales and operating results will be adversely affected and we may experience inventory write-downs in excess of previously established reserves. While we believe our current strategies and initiatives appropriately address this issue, changes in styles and trends could have a material adverse effect on our customer loyalty and on our operating results. Moreover, longer lead times for our private label brands require increased working capital, which could have an adverse effect on our liquidity position.

We rely significantly on one shipper in order to distribute our products to our customers and any service disruption could have an adverse effect on our sales.

Our ability to both maintain our existing customer base and to attract new customers is highly dependent on our ability to deliver products and fulfill orders in a timely and cost-effective manner. To ensure timely delivery of our products to our customers, we rely significantly on a third party to ship the vast majority of our products to our customers. This shipper may not continue to ship our product at its current pricing or its current terms. If there is any disruption in our shipper’s ability to deliver our products, including a disruption caused by a strike by our shipper’s employees, we may lose customers and our sales will be adversely affected. Further, should this shipper decide to terminate its contract with us, we may not be able to find an adequate replacement within a reasonable period of time and at a reasonable cost to us. To the extent that our current shipper increases its prices, we are unable to find a replacement or are required to hire a replacement at additional cost, our financial performance could be materially adversely affected.

If any of our distribution facilities were to unionize, we would incur increased risk of work stoppages and possibly higher labor costs.

None of our employees are members of a union. If any of our distribution facilities were to unionize, we would incur increased risk of work stoppages and possibly higher labor costs. Although all of our facilities are non-unionized, organization efforts have taken place in the past. For example, the Teamsters union conducted an organizing drive at our distribution facility located in Philadelphia, Pennsylvania, but their representation was rejected by the facility’s employees in September 2001. If organization efforts at any of our facilities are successful, it could have an adverse effect on our relationships with employees, labor costs and financial performance.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success in the highly competitive markets in which we operate will continue to depend to a significant extent on our leadership team and other key management personnel. Vincent Tyra, David Hollister and Mark Barrocas are our chief executive officer, chief financial officer and president, respectively. We have entered into employment agreements with Mr. Tyra, Mr. Hollister and Mr. Barrocas, and with other members of the senior management team. Our operations could be materially adversely affected if we are unable to retain these executives.

We may incur restructuring or impairment charges that would reduce our earnings.

We may incur restructuring charges in connection with recent or future acquisitions. These restructuring charges would be undertaken to realign our operations, eliminate duplicative functions, rationalize our operating facilities and products, and reduce our staff. Additionally, on January 1, 2002, we adopted Statement of Financial Accounting Standards, or “SFAS,” No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill and intangible assets that have an indefinite useful life be tested at least annually for impairment. Following the Alpha and NES acquisitions, we carry a significant amount of goodwill and intangible assets and SFAS No. 142 requires us to perform an annual assessment for possible impairment. As of December 31, 2004, we had goodwill of approximately $137.1 million and indefinite-lived intangible assets of approximately $35.6 million. If we determine our goodwill or intangibles to be impaired, the resulting non-cash charge could be substantial.

We may not successfully identify or complete future acquisitions or establish new distribution facilities, which could adversely affect our business.

We have expanded our business partly through acquisitions and establishing new distribution facilities in new markets and may continue to do so in the future. We may not succeed in:

•	identifying suitable acquisition candidates;

•	completing acquisitions;

•	integrating acquired operations into our existing operations; or

•	expanding into new markets either through acquisitions or establishing new facilities.

In addition, future acquisitions could have an adverse effect on our operating results, particularly in the fiscal quarters immediately following their completion while we integrate the operations of the acquired business. Acquired operations or new facilities may not achieve levels of revenues, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected.

The current principal shareholders of Broder will continue to have significant influence over us, and could delay, deter or prevent a change of control or other business combination or otherwise cause us to take action with which you as a holder of notes may disagree or which might not be in your best interests.

Funds affiliated with Bain Capital currently collectively hold approximately 80.4% of our Class A voting common stock, 95.3% of our Class B common stock and approximately 92.7% in the aggregate of our outstanding Class L common stock (including our Series 1, 2, 3 and 4). Our Class B common stock and each series of our Class L common stock is non-voting. In addition, in connection with the $76.0 million of equity contributed to Broder by Bain Capital in September 2003, borrowings by Broder of $92.0 million under the $175.0 million revolving credit facility entered into in September 2003 and proceeds from the issuance and sale of $175.0 million of Senior Notes in September 2003, these investment funds affiliated with Bain Capital and other shareholders have entered into an amended and restated shareholders agreement (on substantially the same terms as the one entered into in connection with the May 2000 recapitalization of Broder) regarding, among other things, the voting of such capital stock. These agreements and their stock ownership give the investment funds affiliated with Bain Capital the power:

•	to prevent the approval of all matters submitted to our shareholders;

•	to elect all the directors of Broder; and

•	to limit actions related to the business, policies and affairs of Broder.

The interests of the investment funds affiliated with Bain Capital as equity holders may not be aligned with your interests as a holder of notes. In addition, these investment funds may have an interest in pursuing acquisitions and other transactions that, in their judgment, could enhance their equity investment, even though such transactions may involve risks to you as a holder of our notes. In addition, we are obligated to pay Bain Capital annual management fees and expenses in certain circumstances. See “Certain Relationships and Related Party Transactions—Shareholders Agreement” and “Certain Relationships and Related Party Transactions—Advisory Agreement.”

Risks Relating to the Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have substantial indebtedness. As of December 31, 2004, we had $271.4 million of total indebtedness. In addition, subject to restrictions in the indenture and our revolving credit facility, we may incur additional indebtedness. The high level of our indebtedness could have important consequences to you, including the following:

•	it may be more difficult for us to satisfy our obligations with respect to the notes;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow from operations to pay interest and principal on the notes and other indebtedness, which will reduce the funds available to us for other purposes such as capital expenditures;

•	we may be limited in our ability to borrow additional funds;

•	we may have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

•	we are more vulnerable to economic downturns and adverse developments in our business.

We expect to obtain the money to pay our expenses and to pay the principal and interest on the notes, our revolving credit facility and other debt from cash flow from our operations. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. Our cash flow may not be sufficient to allow us to pay principal and interest on our debt, including the notes, and meet our other obligations. If we do not have enough liquidity, we may be required to refinance all or part of our existing debt, including the notes, sell assets or borrow more money. We may not be able to do so on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements, including our revolving credit facility and the indenture, may restrict us from pursuing any of these alternatives.

Despite our current level of indebtedness, we and our subsidiary may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

Our revolving credit facility now provides for aggregate borrowings of up to $175.0 million, subject to borrowing base limitations. As of December 31, 2004, we had approximately $44.0 million of outstanding borrowings under our revolving credit facility and had $105.1 million of additional borrowing availability under the borrowing base provided in our revolving credit facility. In addition, we may increase the borrowing capacity of our revolving credit facility in certain circumstances through the availability of one or more standby, uncommitted incremental increases of up to $50.0 million. In that event, the maximum amount of indebtedness we may incur under the revolving credit facility would be $225.0 million, subject to borrowing base limitations. The terms of the indenture permit us and our subsidiary to incur significant additional indebtedness in the future. The terms of the indenture permit us and our subsidiary to incur additional indebtedness if our fixed charge coverage ratio (as defined in the indenture) for the most recently ended fiscal quarter is at least 2.25 to 1 before December 31, 2004 or 2.5 to 1 after such date. If new debt is added to our or our subsidiary’s current debt levels, the related risks that we now face could intensify. See “Description of Other Obligations—Revolving Credit Facility” and “Description of Notes—Incurrence of Indebtedness and Issuance of Preferred Stock”.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may be unable to generate sufficient cash flow to meet our debt service obligations, including payments on the notes.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

Our business may not generate sufficient cash flow from operations, currently anticipated cost savings and operating improvements may not be realized on schedule, or at all, and future borrowings may not be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these notes on or before maturity. We may not be able to refinance any of our indebtedness, including our revolving credit facility and these notes, on commercially reasonable terms, or at all.

Our failure to comply with restrictive covenants contained in the revolving credit facility or the indenture could lead to an event of default under such instruments.

Our revolving credit facility and the indenture impose significant covenants on us. The agreement governing our revolving credit facility also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios and satisfy other financial condition tests. Our ability to comply with these ratios may be affected by events beyond our control. Our breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the agreement governing our revolving credit facility. If a default occurs, the lenders under our revolving credit facility may elect to declare all borrowings outstanding, together with all accrued interest and other fees, to be immediately due and payable which would result in an event of default under the notes. The lenders would also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our revolving credit facility will also have the right to proceed against our collateral, including our available cash, granted to them to secure the indebtedness. If the indebtedness under our revolving credit facility and the notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness, including the notes. See “Description of Notes” and “Description of Other Obligations”.

Although these notes are referred to as “senior notes” they are effectively subordinated to our and the subsidiary guarantors’ secured indebtedness, including the revolving credit facility.

The notes, and each guarantee of the notes are unsecured and are effectively subordinated to any existing or future secured indebtedness of us or any guarantor, including the revolving credit facility. In addition, we also have certain capital leases secured by the underlying assets. In the event of a foreclosure, dissolution, winding- up, liquidation, reorganization, bankruptcy or similar proceeding involving us or a guarantor, the assets which serve as collateral for any secured indebtedness will be used to satisfy the obligations under the secured indebtedness before any payments are made on the notes. There may be insufficient assets remaining to pay amounts due on all or any of the notes or any guarantee of the notes. As of December 31, 2004, we had $44.0 million of secured indebtedness under our revolving credit facility, and approximately $105.1 million of additional availability under our revolving credit facility, subject to borrowing base limitations. In addition, we may expand the size of our revolving credit facility in the future, which is not prohibited by the indenture. Borrowings under our revolving credit facility are secured by substantially all of our and our guarantors’ assets. In addition, we and our subsidiaries may incur certain amounts of additional secured indebtedness in the future, as permitted by the indenture and the revolving credit facility. See “Description of Other Obligations—Revolving Credit Facility.”

The indenture for the notes and the agreements governing our other indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking certain corporate actions.

The indenture and the agreements governing our other indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability to take certain actions. For more information, see “Description of Notes” and “Description of Other Obligations.” These covenants may adversely affect our ability to finance our future operations or capital needs or our ability to pursue available business opportunities.

We may not be able to satisfy our obligations to the holders of the notes upon a change of control.

Upon the occurrence of a “change of control,” as defined in the indenture, each holder of the notes will have the right to require us to repurchase the outstanding notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture, which would in turn be a default under our revolving credit facility. Moreover, a change of control (as defined in the terms of the revolving credit facility) is considered an event of default under the revolving credit facility. Broder has no other outstanding securities or liabilities that are pari passu with the notes that contain a change of control repayment provision. However, any future debt that we incur may also contain change of control repayment provisions.

If a change of control occurs, it is possible that we may not have sufficient assets at the time of the change of control to make the required repurchase of notes or to satisfy all obligations under our revolving credit facility and the indenture. In order to satisfy our obligations, we could seek to refinance the indebtedness under our revolving credit facility and the indenture or obtain a waiver from the lenders or you as a holder of the notes. We may not be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

We can engage in a number of significant corporate transactions that may not constitute a change of control under the indenture.

The definition of “change of control” in the indenture includes a disposition of all or substantially all of our property and assets. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a person. As a result, it may be unclear as to whether a change of control has occurred and whether a holder of notes may require us to make an offer to repurchase the notes. Moreover, certain other corporate events, such as a leveraged recapitalization, which would increase our level of indebtedness, would not necessarily constitute a change of control under the indenture and that the holders of the note would not be entitled to require repurchase thereof in connection with any such transaction. See “Description of Other Obligations” and “Description of Notes—Change of Control.”

The subsidiary guarantees may not be enforceable.

The exchange notes will be guaranteed by our existing and any of our future material domestic subsidiaries. The guarantees may be subject to review under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws if a bankruptcy or reorganization case or lawsuit is commenced by or on behalf of our or any of our guarantors’ unpaid creditors. Under these laws, a court could void the obligations under the guarantee, subordinate the guarantee of the notes to that guarantor’s other debt or take other action detrimental to holders of the notes and the guarantees of the notes, if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	issued the guarantee to delay, hinder or defraud present or future creditors; or

•	received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee and:

•	was insolvent or rendered insolvent by reason of issuing the guarantee;

•	was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied in any proceeding to determine whether a fraudulent transfer had occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure as to the standard that a court would use to determine whether or not a guarantor was solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantees would not be voided or the guarantees would not be subordinated to the guarantors’ other debt. If such a case were to occur, since the guarantee was incurred for Broder’s benefit and only indirectly for the benefit of the guarantor, the guarantee could be subject to the claim that the obligations of the applicable guarantor were incurred for less than fair consideration.

FINANCIAL INFORMATION

Broder operates on a 52- or 53-week year ending on the last Saturday of December. Broder’s fiscal years 2000, 2001, 2002, 2003 and 2004 ended on December 30, 2000, December 29, 2001, December 28, 2002, December 27, 2003 and December 25, 2004, respectively. Broder’s fiscal years in 2001, 2002, 2003 and 2004 contained 52 weeks. Broder’s 2000 fiscal year contained 53 weeks. Fiscal years are identified in this prospectus according to the calendar year that they most accurately represent. For example, the fiscal year ended December 25, 2004 is referred to herein as “fiscal 2004,” “fiscal year 2004” or “fiscal year ended December 31, 2004.”

MARKET AND OTHER DATA

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms and other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources.

This prospectus contains trademarks, service marks and trade names of companies and organizations other than Broder, Alpha and NES.

FORWARD-LOOKING STATEMENTS

Information contained in this prospectus, other than historical information, may be considered forward-looking. Forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of these terms or other comparable words, or by discussions of strategy, plans or intentions. Examples of forward-looking statements are statements that concern future revenues, future costs, future capital expenditures, business strategy, competitive strengths, competitive weaknesses, goals, plans, references to future success or difficulties relating to recent acquisitions and other similar information.

The forward-looking statements in this document are based on our expectations and are necessarily dependent upon assumptions, estimates and data that we believe are reasonable and accurate but may be incorrect, incomplete or imprecise.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this prospectus. Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from estimates or projections contained in forward-looking statements include, among others, the following:

•	general economic conditions;

•	risks related to the integration of acquisitions;

•	risks related to our overall acquisition and expansion strategy;

•	our dependence on a limited number of suppliers;

•	disruptions in our distribution centers;

•	shortages of supply of sourced goods or interruptions in the manufacturing of our products;

•	the restrictions in our revolving credit facility and indenture;

•	our ability to service our debt;

•	significant competitive activity, including promotional and price competition;

•	changes in customer demand for our products and our ability to maintain and/or expand customer relationships; and

•	ability to attract and retain key personnel.

Additional factors that could cause actual results to differ materially from the forward-looking statements are set forth in this prospectus, including under the headings, “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

We do not undertake publicly to update or revise the forward-looking statements even if it becomes clear that they will not be realized.

EXCHANGE OFFER

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer unless we decide to extend the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Any holder may tender some or all of its outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000.

The exchange offer is being conducted in reliance on the SEC’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Sherman & Sterling (available July 2, 1993) no-action letters. In that regard, affiliates of Broder within the meaning of Rule 405 under the Securities Act and broker-dealers that acquired the outstanding notes directly from us are not eligible to participate in the exchange offer.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

(1)	the exchange notes bear a Series B designation and a different CUSIP Number from the outstanding notes;

(2)	the exchange notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof; and

(3)	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions providing for an increase in the interest rate on the outstanding notes in certain circumstances relating to the timing of the exchange offer, all of which rights will terminate when the exchange offer is terminated.

The exchange notes will evidence the same debt as the outstanding notes and the exchange notes issued in May 2004 and will be entitled to the benefits of the indenture relating to the outstanding notes and the May 2004 exchange notes. The exchange notes offered hereby will have the same CUSIP number as the April 2004 exchange notes.

As of the date of this prospectus, $50,000,000 aggregate principal amount of the outstanding notes were outstanding. We have fixed the close of business on May 2, 2005, as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially.

Holders of outstanding notes do not have any appraisal or dissenters’ rights under the Business Corporation Act of the State of Michigan or the indenture relating to the notes in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for any unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof promptly following the expiration date of the exchange offer.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The term “expiration date” will mean 5:00 p.m., New York City time, on June 2, 2005, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

In order to extend the exchange offer, we will make a press release or other public announcement, notify the exchange agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion, (1) to delay accepting any outstanding notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under “—Conditions” have not been satisfied, by giving oral or written notice of any delay, extension or termination to the exchange agent or (2) to amend the terms of the exchange offer in any manner. Such decision will also be communicated in a press release or other public announcement prior to 9:00 a.m., New York City time on the next business day following such decision. Any announcement of delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

Interest on the Exchange Notes

The exchange notes will bear interest from their date of issuance. Holders of outstanding notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the exchange notes. Such interest will be paid with the first interest payment on the exchange notes on October 15, 2005. Interest on the outstanding notes accepted for exchange will cease to accrue upon issuance of the exchange notes.

Interest on the exchange notes is payable semi-annually on each April 15 and October 15, commencing on October 15, 2005.

Procedures for Tendering

Only a holder of outstanding notes may tender outstanding notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent’s message in connection with a book-entry transfer, and mail or otherwise deliver the letter of transmittal or the facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the outstanding notes, letter of transmittal or an agent’s message and other required documents must be completed and received by the exchange agent at the address set forth below under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.

The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the outstanding notes that the participant has received and agrees: (1) to participate in ATOP; (2) to be bound by the terms of the letter of transmittal; and (3) that we may enforce the agreement against the participant.

By executing the letter of transmittal, each holder will make to us the representations set forth above in the third paragraph under the heading “—Purpose and Effect of the Exchange Offer.”

The tender by a holder and our acceptance thereof will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal or agent’s message.

The method of delivery of outstanding notes and the letter of transmittal or agent’s message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. See “Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner” included with the letter of transmittal.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member of the Medallion System unless the outstanding notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of a member firm of the Medallion System. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by a member firm of the Medallion System.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in this prospectus, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder’s name appears on the outstanding notes with the signature thereon guaranteed by a member firm of the Medallion System.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the letter of transmittal.

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at DTC for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account with respect to the outstanding notes in accordance with DTC’s procedures for the transfer. Although delivery of the outstanding notes may be effected through book-entry transfer into the exchange agent’s account at DTC, unless an agent’s message is received by the exchange agent in compliance with ATOP, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular outstanding notes. To the extent we waive any defects, irregularities or conditions of tender as to particular outstanding notes, we will waive such defect, irregularity or condition as to all outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available, (2) who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

(A)	the tender is made through a member firm of the Medallion System;

(B)	prior to the expiration date, the exchange agent receives from a member firm of the Medallion System a properly completed and duly executed Notice of Guaranteed Delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number(s) of the outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the certificate(s) representing the outstanding notes or a confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal will be deposited by the member firm of the Medallion System with the exchange agent; and

(C)	the properly completed and executed letter of transmittal of facsimile thereof, as well as the certificate(s) representing all tendered outstanding notes in proper form for transfer or a confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of outstanding notes in the exchange offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any notice of withdrawal must:

(1)	specify the name of the person having deposited the outstanding notes to be withdrawn;

(2)	identify the outstanding notes to be withdrawn, including the certificate number(s) and principal amount of the outstanding notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

(3)	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

(4)	specify the name in which any outstanding notes are to be registered, if different from that of the person depositing the outstanding notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us, which determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange notes for, any outstanding notes, and may, prior to the expiration of the exchange offer, delay accepting any outstanding notes tendered or extend, terminate or amend the exchange offer as provided in this prospectus before the expiration of the exchange offer, if:

(1)	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which we reasonably believe might materially impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries; or

(2)	any law, statute, rule, regulation or interpretation by the Staff of the SEC is proposed, adopted or enacted, which we reasonably believe might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

(3)	any governmental approval has not been obtained, which approval we reasonably believe to be necessary for the consummation of the exchange offer as contemplated by this prospectus.

If we determine in our reasonable discretion that any of the conditions are not satisfied, we may (1) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (2) extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the outstanding notes (see “—Withdrawal of Tenders”) or (3) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes which have not been withdrawn.

Exchange Agent

Wachovia Bank, National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By Overnight Courier or Registered/Certified Mail:	By Hand Prior to 4:30 p.m., New York City time:
Wachovia Bank, National Association Customer Information Center Corporate Trust Operations-NC 1153 1525 West W.T. Harris Boulevard—3C3 Charlotte, NC 28288 Attn: Marsha Rice	Wachovia Bank, National Association Customer Information Center Corporate Trust Operations-NC 1153 1525 West W.T. Harris Boulevard—3C3 Charlotte, NC 28288 Attn: Marsha Rice

Facsimile Transmission:

704-590-7628

For Information Telephone:

704-590-7413

Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by our and our affiliates’ officers and regular employees.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes, which is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be deferred and charged to expense over the term of the exchange notes.

Consequences of Failure to Exchange

The outstanding notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, the outstanding notes may be resold only:

(1)	to us upon redemption thereof or otherwise;

(2)	so long as the outstanding notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

(3)	outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(4)	pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the Exchange Notes

With respect to resales of exchange notes, based on interpretations by the Staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives exchange notes, whether or not the person is the holder, in exchange for outstanding notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes, will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the Staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes contemplated in this prospectus, we will receive outstanding notes in like principal amount, the form and terms of which are the same as the form and terms of the exchange notes, except as otherwise described in this prospectus.

The net proceeds from the issuance and sale of the outstanding notes (at a premium to the initial purchaser and after financing fees) was approximately $48.7 million. We used all of the net proceeds to repay indebtedness under our revolving credit facility and to pay related fees and expenses. Borrowings under the revolving credit facility bear interest at various rates plus a margin based on certain financial ratios. As of December 31, 2004, borrowings under the revolving credit facility bore interest at a rate of 6.2%. We used borrowings under our revolving credit facility to fund a portion of the NES acquisition in August 2004.

CAPITALIZATION

The following table sets forth Broder’s cash and capitalization as of December 31, 2004. The information should be read in conjunction with “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Other Obligations—Revolving Credit Facility” and the consolidated financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

As of December 31, 2004
(dollars in millions)
Cash	$2.3

Debt:
Revolving credit facility	$44.0
Capital lease obligations	1.0
Senior notes	225.0
Unamortized debt premium	1.4

Total debt	271.4

Shareholders’ equity (deficit):
Common stock and additional paid-in capital (1)	122.5
Warrants	1.5
Accumulated other comprehensive income	(0.1)
Retained deficit	(45.5)

Total shareholders’ equity	78.4

Total capitalization	$349.8

(1)	Common stock and additional paid-in capital also reflects redeemable securities held by company executives of $2.3 million, net of $0.4 million notes receivable related to the issuance of stock. Amounts are also net of shares held in treasury stock.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present the selected historical consolidated financial data of Broder as of the dates and for the periods indicated. The financial information for Broder as of December 31, 2000 and 2001 and for the fiscal years ended December 31, 2000 and 2001, have been derived from the historical consolidated financial statements audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, not included herein. The financial information for Broder as of December 31, 2002, 2003 and 2004 and for the fiscal years ended December 31, 2002, 2003 and 2004 has been derived from the historical consolidated financial statements audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, included elsewhere in this prospectus.

The following financial information reflects the acquisitions of certain businesses during the period 2000 through 2004, including TSM, a regional sportswear distributor located in Louisville, Kentucky, which was acquired in June 2003; Alpha, a national sportswear and accessories distributor acquired in September 2003; and NES, a leading distributor of imprintable sportswear in New England, which was acquired in August 2004.

The selected information below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and notes thereto of Broder included elsewhere in this prospectus. Broder operates on a 52- or 53-week year basis with the year ending on the last Saturday of December.

	Fiscal Year Ended December 31,
	2000		2001		2002	2003	2004
	(dollars in thousands)
Consolidated Statement of Income Data:
Net sales	$396,007		$409,139		$429,694	$487,785	$877,373
Cost of sales (1)	334,969		349,341		363,472	411,123	720,056

Gross profit	61,038		59,798		66,222	76,662	157,317
Warehousing, selling and administrative expenses (1)(2)	45,211		44,242		48,996	63,264	108,112
Depreciation and amortization	2,821		2,639		7,410	10,355	19,590
Restructuring and asset impairment charges	—		—		—	9,073	3,528

Total operating expenses	48,032		46,881		56,406	82,692	131,230

Income from operations	13,006		12,917		9,816	(6,030)	26,087
Interest expense, net	8,275		11,324		11,430	14,604	28,541
Other	(86)		(74)		(301)	(14)	400

Total other expense, net	8,189		11,250		11,129	14,590	28,941

Income (loss) before provision (benefit) for income tax	4,817		1,667		(1,313)	(20,620)	(2,854)
Income tax provision (benefit)	2,893		384		87	(8,164)	(1,349)

Net income (loss)	$1,924		$1,283		$(1,400)	$(12,456)	$(1,505)

Other Financial Data:
Net cash provided by (used in) operating activities	$4,066		$37,130		$(137)	$(3,916)	$5,382
Net cash provided by (used in) investing activities	(22,433)		(31,022)		2,132	(252,408)	(34,693)
Net cash provided by (used in) financing activities	18,780		(3,732)		(3,474)	256,876	28,457
Capital expenditures	1,800		3,523		4,269	2,021	4,198
Ratio of earnings to fixed charges (3)	1.5	x	1.1	x	—	—	—

Consolidated Balance Sheet Data (at end of period):
Cash	$1,726		$4,102		$2,623	$3,175	$2,321
Working capital	64,272		55,311		55,119	119,518	140,300
Total assets	162,502		162,417		157,296	479,153	538,208
Total debt, net of discount	93,780		92,659		87,529	263,367	271,422
Shareholders’ equity (deficit) (4)	(12,853)		(12,369)		(12,926)	64,890	76,083

(1)	To conform to the 2003 and 2004 presentation, costs related to purchasing, receiving, inspection and handling for the fiscal years 2000, 2001 and 2002 have been reclassified from warehouse, selling and administrative expenses to cost of sales.

(2)	Warehousing, selling and administrative expenses include management and advisory fees to Bain Capital totaling $0.3 million, $0.6 million, $0.8 million, $0.6 million and $1.9 million for the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively. Of the $1.9 million included in fiscal 2004, $0.4 million represents a pro rata portion of management fees for the period from the closing of the Alpha acquisition in September 2003 through December 2003. In addition, fiscal year ended December 31, 2000 amounts include $2.0 million of transaction expenses and a $3.6 million special shareholder compensation payment incurred in connection with Bain Capital’s May 3, 2000 recapitalization of Broder.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of total interest expense and a one-third portion of operating lease expenses that management believes is representative of the interest component of operating leases. Earnings were insufficient to cover fixed charges by $1.3 million, $20.6 million and $2.9 million for the fiscal years ended December 31, 2002, 2003 and 2004, respectively.

	Fiscal Year Ended December 31,
	2000	2001	2002	2003	2004
	(dollars in thousands)
Earnings:
Income (loss) before provision (benefit) for income taxes	$4,817	$1,667	$(1,313)	$(20,620)	$(2,854)
Plus: fixed charges	9,303	12,860	13,162	16,586	31,327

	14,120	14,527	11,849	(4,034)	28,473

Fixed Charges:
Interest expense	$8,275	$11,324	$11,430	$14,604	$28,541
Estimate of the interest within operating leases	1,028	1,536	1,732	1,982	2,786

	9,303	12,860	13,162	16,586	31,327

Earnings to fixed charges ratio	1.5x	1.1x	—	—	—

(4)	Broder was recapitalized by Bain Capital on May 3, 2000, which resulted in a charge to retained earnings of $36.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Broder’s financial condition and results of operations should be read together with the “Selected Historical Financial Data” and the consolidated financial statements and the related notes included elsewhere in this prospectus. Future results could differ materially from the discussion below for many reasons, including the factors described in “Risk Factors” and elsewhere in this prospectus. Broder operates on a 52- or 53-week year basis with the fiscal year ending on the last Saturday of December. For convenience, the financial information included in this prospectus has been presented as ending on the last day of the nearest calendar month. Tables and other data in this section may not total due to rounding.

General

We are a leading distributor of imprintable sportswear and accessories in the United States. Imprintable sportswear and accessories is an estimated $8 billion U.S. market in wholesale revenues and includes undecorated or “blank” T-shirts, sweatshirts, polo shirts, fleece, outerwear, caps, bags and other imprintable accessories that are decorated primarily for advertising and promotional purposes. We source product from more than 45 suppliers, including Russell, Fruit of the Loom, Hanes, Anvil and Gildan. Other exclusive or near-exclusive suppliers include retail brands such as Nike Golf, Adidas Golf, Perry Ellis, Columbia Sportswear, Weatherproof and Champion. We consider the term “near-exclusive” to represent those arrangements where, although not contractually entitled to exclusivity, we believe we are the only distributor to offer these products in an annual catalog to the imprintable sportswear industry. In addition to our distribution suppliers, we develop and source products from over 16 countries to support our private label brand initiatives, which include the brands Devon & Jones, HYP, Authentic Pigment, Desert Wash and Harvard Square, as well as the recently launched Chestnut Hill, Great Republic, Apples & Oranges and Harriton. Our products are sold to over 70,000 customers, primarily advertising specialty companies, screen printers, embroiderers and specialty retailers who decorate our blank product with corporate logos, brands and other promotional images. Our decorator customers then sell imprinted sportswear and accessories to a highly diversified range of end-consumers, including Fortune 1000 companies, sporting venues, concert promoters, athletic leagues, educational institutions and travel resorts. We believe our end-consumers are increasingly recognizing imprintable sportswear and accessories as highly differentiated, cost-effective advertising and promotional tools that help them grow their respective businesses and brand images. As a result, imprintable sportswear unit volume has grown significantly over the last ten years, increasing at a compound annual growth rate of approximately 7%.

Alpha Acquisition. On September 22, 2003, we acquired all of the outstanding capital stock of Alpha pursuant to a stock purchase agreement entered into on July 12, 2003. Immediately after consummation of the acquisition, Alpha and its subsidiaries were merged with and into Broder Bros., Co., except for ASHI, Inc., which became a direct, wholly owned subsidiary of the Company until it also was subsequently merged with and into Broder Bros., Co. The total cash consideration in the acquisition was $247.8 million. The aggregate cash costs of the acquisition, together with the funds necessary to refinance certain existing indebtedness and pay the related fees and expenses, were financed by the following transactions:

•	$76.0 million of new equity contributed by Bain Capital, management and other investors;

•	borrowings of $92.0 million under a $175.0 million revolving credit facility; and

•	net proceeds from the issuance and sale of $175.0 million of 11 1/4% senior notes due 2010.

NES Acquisition. On August 31, 2004, we acquired all the shares of beneficial interest of NES Clothing Company Holdings Trust (“NES”), a leading distributor of imprintable sportswear in New England. The purchase price was approximately $31.7 million, subject to adjustment, which included payment of consideration to NES shareholders, retirement of all NES indebtedness and payment of transaction fees. We funded the acquisition with $12.4 million of new equity invested by Bain Capital and $19.3 million of borrowings using available capacity under our revolving credit facility. For simplicity and efficiency purposes NES and Aprons were merged with and into Broder Bros., Co. As a result of such merger, NES’s and Aprons’ corporate existences were terminated.

Potential Acquisition-Related Cost Savings

We believe that the primary benefits from the acquisitions of Alpha and NES include greater scale, broader product offering, extended national presence, regional market share strength and differentiated customer selling support. In addition, in connection with the Alpha and NES acquisitions, we identified cost reduction opportunities in redundant selling, general and administrative functions and overlapping distribution points. Upon commencement of the Alpha acquisition, we developed a plan to pursue these opportunities, which upon completion was initially estimated to generate $7.9 million of annual savings. As of the end of fiscal 2004 the Alpha integration was completed and expected annual run rate cost savings are $2.9 million in excess of the original estimate. Total annualized savings for the Alpha integration of $10.8 million consist of redundant selling, general and administrative positions and rationalization of distribution facilities of $4.5 million and $6.3 million, respectively. In addition, in connection with the NES acquisition, we expect to generate $1.6 million of annual savings, consisting of redundant selling, general and administrative positions and rationalization of a distribution facility, of $1.2 million and $0.4 million, respectively. We expect the distribution facility rationalization to be complete on March 31, 2005 when we close one of our Charlotte, NC distribution facilities. We expect the remaining integration activities of the NES acquisition to be substantially completed by the end of 2005. We cannot assure you, however, that we will achieve any expected cost savings that have not been realized to date. As of December 31, 2004, we expect to incur an additional $3.4 million in operating costs and capital expenditures to complete the integration of NES that we do not expect to recur in the future. The current status and updated expectations relative to the Alpha and NES integration plans are summarized as follows:

	Cost Savings
	Annualized Savings for Completed Initiatives	Annualized Savings for Initiatives Still in Process	Total Expected Annualized Savings	Savings Reflected in Operating Results for the Twelve Months Ended December 31, 2004	Savings Not Yet Reflected in Historical Results
	(dollars in millions)
Alpha Acquisition
Redundant Selling, General and Administrative Positions	$4.5	$—	$4.5	$2.8	$1.7
Rationalization of Distribution Facilities	6.3	—	6.3	5.6	0.7

Total Alpha Acquisition	10.8	—	10.8	8.4	2.4

NES Acquisition
Redundant Selling, General and Administrative Positions	—	1.2	1.2	—	1.2
Rationalization of Distribution Facilities	—	0.4	0.4	—	0.4

Total NES Acquisition	—	1.6	1.6	—	1.6

Combined for the Acquisitions	$10.8	$1.6	$12.4	$8.4	$4.0

All cost savings related to the integrations of Alpha and NES are gross amounts and do not reflect unrelated increases in operating expenses related to private label initiatives, organic growth, volume and other activities as discussed throughout this document.

Purchase Accounting

The acquisition of Alpha was accounted for using the purchase method of accounting. As a result, the acquisition will prospectively affect our results of operations in certain significant respects. The aggregate acquisition consideration was allocated to the tangible and intangible assets acquired and liabilities assumed by us based upon their respective fair values as of the acquisition date. This has resulted in a significant increase in our annual depreciation and amortization expenses. In addition, due to the effects of the increased borrowings to finance the acquisition, our interest expense has increased significantly in the periods following the Alpha acquisition. The NES acquisition was also accounted for using the purchase method of accounting. For more information, see “—Liquidity and Capital Resources.”

Other Strategic Acquisitions

TSM. In June 2003, we acquired substantially all of the assets of T-Shirts & More, Inc., or “TSM,” a regional sportswear distributor with one location in Louisville, Kentucky, for $2.6 million. The acquisition of TSM enhanced our local market position in a number of key Midwestern states. TSM’s facility was consolidated into an existing Broder division distribution center in Louisville, Kentucky.

Kay’s Enterprises. In May 2002, Alpha acquired substantially all of the assets of Kay’s Enterprises, a regional distributor with one facility located in Stafford, Texas for $3.3 million. This acquisition provided Alpha with one business day shipping capability throughout much of Texas and Louisiana.

Gulf Coast. In December 2001, we acquired substantially all of the assets of Gulf Coast Sportswear, or “Gulf Coast,” a distributor with four facilities located in: Dallas, Texas; Atlanta, Georgia; Houston, Texas; and Kansas City, Kansas for $5.8 million. Through this acquisition, we augmented our presence in Texas and gained access to additional customers in Atlanta, Houston and the Midwest. As part of the acquisition integration, Gulf Coast’s Atlanta, Dallas and Houston facilities were merged into pre-existing Broder division locations and the Kansas City facility was closed.

Full Line. In August 2001, we acquired all of the capital stock of Full Line Distributors, or “Full Line,” a regional distributor with a manufacturing operation and six distribution facilities located in: Atlanta, Georgia; Miami, Florida; Cleveland, Ohio; Fullerton, California; Houston, Texas; and St. Louis, Missouri for $21.8 million. Full Line expanded our customer base and geographic breadth. Following the acquisition, Full Line’s St. Louis facility was consolidated into an existing Broder division distribution center and Full Line’s manufacturing assets were divested for $6.4 million.

St. Louis T’s. In September 2000, we acquired the stock of St. Louis T’s, a regional imprintable sportswear and accessories distributor with one facility located in St. Louis, Missouri for $20.4 million. Prior to the acquisition, we served Midwestern customers out of our Plymouth, Michigan facility. Following the acquisition, the St. Louis facility absorbed a significant portion of the Plymouth facility’s sales and expanded the Broder division’s presence in the region.

Good Buy Sportswear. In September 1999, Alpha acquired substantially all of the assets of Good Buy Sportswear, a regional imprintable sportswear and accessories distributor with one location in St. Petersburg, Florida for $11.9 million. This acquisition expanded Alpha’s footprint and provided one business day shipping capability throughout Florida and parts of Georgia and South Carolina.

Elimination of Quotas on Apparel Imports from China

On January 1, 2005, quotas on textile and apparel imports from China and other countries were eliminated. We do not expect the elimination of these quotas to have a material adverse impact on our business. The elimination of these quotas was anticipated and our trade brand suppliers have been proactive in developing efficient and competitive cost models. The commodity products we purchase from our trade brand suppliers have a relatively low labor component, which minimizes the low cost labor advantage of Chinese manufacturers. Additionally, our trade brand suppliers have efficiently located manufacturing facilities in Central America and the Caribbean basin which create advantages in the form of shorter lead times and lower freight costs.

While we source certain of our lower volume, higher margin private label products from manufacturers in China, due to longer lead times from manufacture to delivery, and the lack of any large North American warehouse storage and systems for replenishment of our inventories, there are currently no Chinese manufacturers capable of meeting our needs for high volume commodity products. It currently appears that Chinese manufacturers will remain focused on labor intensive, lower volume and higher margin products.

Results of Operations

We operate on a 52- or 53-week year basis with the fiscal year ending on the last Saturday of December. For convenience, the financial information included in this Registration Statement on Form S-4 has been presented as ending on the last day of the nearest calendar month. Tables and other data in this section may not total due to rounding.

The following tables set forth the amounts and the percentages of net sales that items in the consolidated statement of operations constitute for the periods indicated:

Fiscal Year 2004 Compared to Fiscal Year 2003

	Fiscal Year Ended December 31,
	2004		2003		Increase (Decrease)
	(dollars in millions)
Net sales	$877.4	100.0%	$487.8	100.0%	$389.6	79.9%
Cost of sales	720.1	82.1	411.1	84.3	309.0	75.2

Gross profit	157.3	17.9	76.7	15.7	80.6	100 +
Warehousing, selling and administrative expenses	108.2	12.3	63.3	13.0	44.9	70.9
Depreciation and amortization	19.6	2.2	10.3	2.1	9.3	90.3
Restructuring and asset impairment charges	3.5	0.4	9.1	1.9	(5.6)	(61.5)

Income (loss) from operations	26.0	3.0	(6.0)	(1.2)	32.0	100 +
Interest expense, net	28.5	3.2	14.6	3.0	13.9	95.2
Other expense (income)	0.4	0.1	—	—	0.4	100.0
Income tax (benefit) provision	(1.4)	(0.1)	(8.1)	(1.7)	6.7	82.7

Net loss	$(1.5)	(0.2)%	$(12.5)	(2.6)%	$11.0	88.0%

Net Sales. Net sales increased by approximately $389.6 million, or 79.9%, from $487.8 million for fiscal year 2003 to $877.4 million for fiscal year 2004. Net of $337.3 million and $42.9 million contribution to net sales from the acquired Alpha and NES businesses, respectively, Broder net sales increased $9.4 million for fiscal 2004 compared to fiscal 2003. This increase resulted from the net impact of: (i) an 8.7% increase in unit volume (estimated impact of $32.2 million); and (ii) a 5.7% decrease in average selling price and product mix shift (estimated impact of $22.8 million). The trend of declining selling prices for trade brand products is primarily the result of competitive pressures at the manufacturer level of the supply chain, which reduces prices to wholesale distributors such as us and our competitors, which in turn drives down selling prices to our customers. The trend of declining average selling prices was stemmed in the second half of 2004, and due to current capacity constraints at the manufacturer level of the supply chain we expect more moderate declining selling price trends in the first half of 2005. As capacity for certain manufacturers in our supply chain is increased in mid 2005, we expect migration toward long-term declining selling price trends. As discussed under Gross Profit below, we have experienced success in securing offsetting reductions in the corresponding cost of our products to offset selling price declines.

Gross Profit. Gross profit increased by $80.6 million, or 105.2%, from $76.7 million for fiscal 2003 to $157.3 million for fiscal 2004. Net of $64.6 million and $5.9 million contribution to gross profit from the acquired Alpha and NES businesses, respectively, our gross profit increased $10.1 million for fiscal 2004 compared to fiscal 2003. This increase resulted from the net impact of: (i) incremental contribution to gross profit from increased unit sales (estimated impact of $4.6 million), and (ii) lower product costs modestly offset by product mix shift (combined estimated impact of $5.5 million). Average selling price decreases were more than offset by reductions in the corresponding cost of our products. Therefore, we do not believe price deflation has had a meaningful adverse impact on gross profits. Adverse product mix shift trends experienced in 2002 and 2003 were stabilized during 2004. For 2005, we expect our private label and exclusive brand initiatives which yield higher gross profits per unit than our trade brand products will continue to offset any future adverse mix shifts within the trade brand products.

Gross margin increased from 15.7% for fiscal 2003 to 17.9% for fiscal 2004. Net of the impact on gross margin resulting from the inclusion of Alpha in fiscal 2003, gross margin increased from 14.4% to 16.7%. This increase is primarily the result of lower cost of goods sold, net of a decrease in average selling price and product mix.

Warehousing, Selling and Administrative Expenses (Including Depreciation and Amortization). Warehousing, selling and administrative expenses, including depreciation and amortization, increased $54.0 million from $73.6 million for fiscal 2003 to $127.6 million for fiscal 2004. Approximately $53.0 million of the increase represents operating expenses of the acquired Alpha and NES businesses ($12.0 million in depreciation and amortization from the acquired assets and $35.8 million and $5.2 million from Alpha and NES, respectively, of operating expenses net of depreciation and amortization). The remaining net increase is primarily the result of decreased costs resulting from the rationalization of four distribution facilities, elimination of redundant general and administrative positions (estimated impact of $8.4 million) and operating efficiencies in variable costs, offset by increased expenses for management fees of $1.3 million, the impact of increased labor and variable costs related to increased volume and increased costs for general and administrative positions to support product development, public company reporting requirements and sales and marketing efforts.

Restructuring and Asset Impairment Charges. In connection with integration activities related to the acquisitions of Alpha and NES, the Company has recorded restructuring charges primarily related to lease termination costs, severance and related benefits and non-cash asset write-offs. During 2003, these charges aggregated approximately $9.1 million, and during 2004 these charges aggregated approximately $3.5 million.

Income (Loss) from Operations. As a result of the factors described above, income from operations increased by approximately $32.1 million, from a loss from operations of $(6.0) million for fiscal 2003 to income from operations of $26.1 million for fiscal 2004.

Interest and Other Expense. Interest expense, net increased by $13.9 million from $14.6 million for fiscal 2003 to approximately $28.5 million for fiscal 2004. The net increase is due primarily to increased levels of indebtedness outstanding after the Alpha acquisition and related financing transactions, including the $175.0 million of 11 1/4% Senior Notes outstanding during fiscal 2004 (impact of $14.5 million, excluding the impact of amortization of capitalized financing costs), the incremental interest on $50.0 million 11 1/4% senior notes issued in November 2004 which proceeds were used to pay down the revolving debt, and the amortization of capitalized financing costs incurred in connection with the NES acquisition. Interest expense, net was also impacted by the net effect of interest on subordinated notes which were converted into common stock at the end of June 2003, and higher revolving debt levels necessary to support the incremental acquired Alpha and NES business during fiscal 2004. Interest expense, net also includes the $1.6 million and $1.3 million net positive effect of a favorable change in the fair value of interest rate swaps for fiscal 2004 and 2003, respectively. Other (income) expense for 2003 also includes a $(1.9) million loss on the exchange of Class L common stock, Series 2 issued to retire unsecured senior subordinated notes and a $1.7 million gain on the retirement of subordinated debt-selling shareholder.

Income Tax (Benefit) Provision. The income tax benefit for fiscal 2003 was $8.1 million, as compared to a tax benefit of $1.4 million for fiscal 2004. The difference between the U.S. federal statutory rate of 34% and the effective provision or benefit rate relates primarily to the federal benefit of deductible state and local taxes.

Net Loss. As a result of the factors described above, the net loss for fiscal 2004 was $(1.5) million as compared to a net loss of $(12.5) million for fiscal 2003.

Fiscal Year 2003 Compared to Fiscal Year 2002

	Fiscal Year Ended December 31,
	2003		2002		Increase (Decrease)
	(dollars in millions)
Net sales	$487.8	100.0%	$429.7	100.0%	$58.1	13.5%
Cost of sales	411.1	84.3	363.5	84.6	47.6	13.1

Gross profit	76.7	15.7	66.2	15.4	10.5	15.9
Warehousing, selling and administrative expenses	63.3	13.0	49.0	11.4	14.3	29.2
Depreciation and amortization	10.3	2.1	7.4	1.7	2.9	39.2
Restructuring and asset impairment charges	9.1	1.9	—	—	9.1	100.0

Income (loss) from operations	(6.0)	(1.2)	9.8	2.3	(15.8)	(100	+)
Interest expense, net	14.6	3.0	11.4	2.7	3.2	28.1
Other expense	—	—	(0.3)	(0.1)	0.3	100.0
Income tax (benefit) provision	(8.1)	(1.7)	0.1	—	(8.2)	(100	+)

Net loss	$(12.5)	(2.6)%	$(1.4)	(0.3)%	$(11.1)	(100	+)%

Net Sales. Net sales increased by $58.1 million, or 13.5%, from $429.7 million for fiscal year 2002 to $487.8 million for fiscal year 2003. Unit sales during fiscal year 2003 were approximately 1.0% higher than fiscal year 2002, excluding the sales contributions from Alpha. Net of $117.2 million contribution to net sales from the acquired Alpha business for the period from September 22, 2003 through December 31, 2003, our sales declined $59.1 million from fiscal year 2002 to fiscal year 2003. This decline resulted from the net impact of: (i) a 1.0% increase in unit volume (estimated impact of $4.0 million); (ii) the impact of industry-wide price deflation which lowered the industry’s average selling prices by an estimated 12.0% from fiscal year 2002 to fiscal year 2003 (estimated impact of $50.0 million); (iii) a decrease in outbound freight billings to customers (estimated impact of $4.0 million); and (iv) an unfavorable mix shift to lower priced products (estimated impact of $9.0 million). The trend of declining average selling prices is primarily the result of competitive pressures at the manufacturer level of the supply chain, which reduces prices to wholesale distributors such as us and our competitors, which in turn drives down selling prices to our customers. The industry and us have experienced declining average selling prices since fiscal year 2000, and due to ample capacity in the competitive space of our vendors. As discussed under Gross Profit below, we have experienced success in securing offsetting reductions in the corresponding cost of our products. Throughout fiscal year 2003, we have also experienced an unfavorable mix shift toward lower priced goods. We believe this unfavorable mix shift to be the result of prior merchandising decisions which dropped certain higher priced products from the product line.

Gross Profit. Gross profit increased by $10.5 million, or 15.9% from $66.2 million for fiscal year 2002 to $76.7 million for fiscal year 2003. Net of $23.3 million contribution to gross profit from the acquired Alpha business for the period from September 22, 2003 through December 31, 2003, our gross profit declined $12.8 million from fiscal year 2002 to fiscal year 2003. This decline primarily results from the impact of (i) a decline in realized margins for outbound freight charges to customers (estimated impact of $4.0 million); (ii) aggressive pricing of product in advance of recognition of underlying incentives (incremental to the comparable year) (estimated impact of $0.8 million); (iii) the non-cash recognition as cost of sales for the step-up to acquired Alpha inventory (estimated impact of $1.6 million); (iv) an unfavorable mix shift to lower margin products (estimated impact of $4.0 million); and (v) a charge to write-down discontinued inventory to estimated realizable values (estimated impact of $1.9 million). The charge to inventory is the result of the expansion of our 2004 product offering which increased total SKU’s offered by approximately 50% and required the displacement of discontinued product to physically accommodate the expanded offering. This discontinued product normally held for higher realization sale in distribution centers was consolidated in a single location pending an anticipated lower realization liquidation. While we have experienced the impact of industry-wide price deflation, such impact is primarily the result of competitive pressures at the manufacturer level of the supply chain, and accordingly, the selling price deflation we experienced is approximately offset by a reduction in the corresponding cost of our products. Therefore, we do not believe price deflation has had a meaningful adverse impact on gross profits.

Gross margin increased from 15.4% for fiscal year 2002, to 15.7% for fiscal year 2003. The increased gross margin is the result of the factors discussed above.

Warehousing, Selling and Administrative Expenses. Warehousing, selling and administrative expenses increased $14.3 million, or 29.2% from $49.0 million in 2002 to $63.3 million in 2003. The inclusion of Alpha expenses for the period from September 22, 2003 through December 31, 2003 accounts for $14.2 million of the increase. Net of the increased warehousing, selling and administrative expense contributed by Alpha, our expenses were approximately flat from fiscal year 2002 to fiscal year 2003, which is the net result of (i) warehouse labor efficiency improvements (estimated impact of $1.9 million), (ii) increased marketing spending (estimated impact of $0.5 million), (iii) increased occupancy expense related to two new facilities added during 2002 (estimated impact of $0.2 million), and (iv) higher bad debt expense attributable to the bankruptcy filing of a significant customer (estimated impact of $0.8 million). As a percentage of net sales, warehousing, selling and administrative expenses increased from 11.4% to 13.0% due to the absorption of fixed expenses over a smaller revenue base.

Depreciation and Amortization. Depreciation and amortization increased by $2.9 million, from $7.4 million for fiscal year 2002 to $10.3 million for fiscal year 2003. Amortization expense related to amortizable intangibles acquired in the Alpha transaction was approximately $3.5 million in 2003.

Restructuring and Asset Impairment Charges. As more fully described in Note 15 to the consolidated financial statements, we recorded a restructuring charge of $9.1 million during 2003. Following the acquisition of Alpha in September 2003, we changed the inventory replenishment strategy of the combined company and performed a detailed review of our combined operations in order to identify areas of overlap and potential cost savings. As a result, we effected a restructuring plan designed to reduce our cost structure by closing certain distribution centers. During the fourth quarter of 2003, the Broder division distribution center in Fullerton, CA was closed, as was the central distribution facility in Wadesboro, NC. In addition, in connection with the acquisition of Alpha, we effected a restructuring plan to consolidate our corporate offices into Philadelphia, PA and reduce our administrative workforce to eliminate redundant functions. As a result of these 2003 restructuring plans, we recorded a charge of $9.1 million during 2003.

Income (Loss) from Operations. As a result of the factors described above, income from operations decreased by $15.8 million, from $9.8 million for fiscal year 2002, to a loss of $(6.0) million for fiscal year 2003.

Interest and Other (Income) Expense. Interest expense, net increased by $3.2 million from $11.4 million for fiscal year 2002 to $14.6 million for fiscal year 2003. The net increase is due primarily to increased levels of indebtedness outstanding after the Alpha acquisition, including the $175.0 million of 11 1/4% senior notes outstanding from September 22, 2003 through December 31, 2003 (estimated impact of $5.1 million), the write-off of deferred financing fees on debt extinguished in the Alpha acquisition (approximately $1.4 million), offset by a favorable change in the fair value of interest rate swaps (estimated impact of $1.3 million), lower average levels of outstanding indebtedness prior to the Alpha acquisition, and lower effective interest rates on revolving debt. As a result of the Alpha acquisition, we have significantly higher levels of outstanding indebtedness, and accordingly expect to report significantly higher levels of interest expense in the future.

Other expense, net changed from net other income of $0.3 million for fiscal year 2002 to zero net other income for fiscal year 2003. The zero amount in 2003 was primarily the net result of a second quarter loss of $1.9 million on the exchange of Class L common stock, Series 2 issued to retire unsecured senior subordinated notes, offset by a third quarter gain of $1.6 million on the retirement of subordinated debt-selling shareholder and $0.3 million in other income.

Income Tax (Benefit) Provision. The income tax benefit for fiscal year 2003 was $8.1 million, as compared to a tax provision of $0.1 million for fiscal year 2002. The difference between the U.S. federal statutory rate of 34% and the effective provision or benefit rate relates primarily to the federal benefit of deductible state and local taxes.

Liquidity and Capital Resources

Cash Flows

Fiscal year 2004 compared to fiscal year 2003

Net cash provided by operating activities was approximately $5.4 million for fiscal 2004 compared to cash used in operating activities of approximately $3.9 million for fiscal 2003. The increase in cash flow from operations in fiscal 2004 compared to fiscal 2003 was primarily driven by a $11.0 million decrease in net loss and an $11.4 million increase in depreciation and amortization. The company increased its investment in inventory and accounts receivable during fiscal 2004 by $18.7 million and $4.6 million, respectively, due to growth in revenues and greater working capital requirements attributable to the acquisitions of Alpha and NES, compared to a decrease in investment in inventory and accounts receivable during fiscal 2003 by $16.2 million and $5.7 million, respectively. The increase in accounts receivable and inventory during 2004 was partially offset by an increase in accounts payable, compared to a decrease in accounts payable during fiscal 2003 due to lower inventory levels and a decrease in accounts payable days outstanding.

Net cash used in investing activities was approximately $35.0 million for fiscal 2004, primarily attributable to the acquisition of NES in August 2004 ($32.0 million) and capital expenditures of $4.2 million. Net cash used in investing activities was $252.4 million for fiscal 2003, which primarily reflects the acquisitions of Alpha ($247.8 million, including related fees of $4.3 million) and TSM ($2.6 million), and capital expenditures of $2.0 million.

Net cash provided by financing activities for fiscal 2004 was approximately $28.6 million which reflects normal borrowings and repayments under revolving credit facilities, and the financing transactions related to the NES acquisition, including:

•	Sales of $13.3 million of common stock less related fees of $0.3 million used to finance the acquisition of NES;

•	Borrowings on the revolving credit facility of $19.3 million used to finance the acquisition of NES; and

•	Issuance of $50.0 million of 11 1/4% senior notes at a $1.5 million premium less related fees of $2.8 million. The entire net proceeds from the issuance were used to repay borrowings under the revolving credit agreement.

Net cash provided by financing activities for fiscal 2003 was $256.9 million which primarily reflects normal borrowings and repayments under revolving credit facilities, and the financing transactions related to the Alpha and TSM acquisitions, including:

•	Issuance of common stock ($76.0 million, less related fees and expenses of $0.3 million);

•	Issuance of the outstanding notes ($175.0 million 11 1/4% senior notes, less related fees and expenses of $10.2 million); and

•	Initial borrowings on the new revolving credit facility ($92.0 million, less related fees and expenses of $7.1 million).

Fiscal year 2003 compared to fiscal year 2002

Net cash used in operating activities was $3.9 million for fiscal 2003 compared to cash used in operating activities of approximately $0.1 million for fiscal 2002. The change in cash flows from operating activities was due principally to the reduction in inventory in the current year versus an inventory buildup in the prior year. In addition, lower growth in accounts receivable in 2003 relative to 2002 was partially offset by increased net loss in 2003 and a decrease in accounts payable in 2003 as compared to an increase in accounts payable in 2002.

Net cash used in investing activities was $252.4 million for fiscal 2003, which primarily reflects the acquisitions of TSM ($2.6 million) and Alpha ($247.8 million, including related fees of $4.3 million) and capital expenditures of $2.0 million. Net cash provided by investing activities was $2.1 million for fiscal 2002, which reflects proceeds from the sale of Full Line manufacturing ($6.4 million), less normal capital expenditures for warehouse equipment, computer equipment and related software enhancements.

Net cash provided by financing activities for fiscal year 2003 was $256.9 million, which primarily reflects normal borrowings and repayments under revolving credit facilities, and the financing transactions related to the Alpha acquisition, including:

•	Issuance of common stock ($76.0 million, less related fees and expenses of $0.3 million);

•	Issuance of notes ($175.0 million 11 1/4% senior notes, less related fees and expenses of $10.2 million);

•	Initial borrowings on the revolving credit facility ($92.0 million, less related fees and expenses of $7.1 million).

Net cash used in financing activities for fiscal year 2002 was $3.5 million, which was primarily the result of the net borrowings on the prior revolving credit facility and changes in the book overdraft position.

Liquidity Position

We and our existing subsidiaries entered into a new revolving credit facility on September 22, 2003. The revolving credit facility provides for aggregate borrowings of up to $175.0 million, subject to borrowing base limitations. As of December 31, 2004, outstanding borrowings on the revolving credit facility were $44.0 million, which left $105.1 million of available borrowing capacity based on the December 31, 2004 borrowing base.

The revolving credit facility is secured by first priority pledges of all the equity interests owned by us in our domestic subsidiaries and 66% of all equity interests in any future foreign subsidiaries. The revolving credit facility is also secured by first priority interests in, and mortgages on, substantially all tangible and intangible assets and each of our direct and indirect domestic subsidiaries and 66% of the equity interests of any future foreign subsidiaries. Availability under the revolving credit facility is based on a borrowing base calculated using advance rates applied to eligible accounts receivable and eligible inventory. The borrowing base will be monitored continuously at least on a monthly basis. The revolving credit facility is available until September 2008.

The revolving credit facility also contains a provision for up to $25.0 million of letters of credit, subject to borrowing base availability and total amounts outstanding under the revolving credit agreement of $175.0 million. As of December 31, 2004, we had approximately $11.5 million of outstanding letters of credit related to commitments for the purchase of inventory.

On September 22, 2003, we completed a private offering of $175.0 million 11 1/4% Senior Notes due 2010. The proceeds of the private offering were used to finance the Alpha acquisition, repay existing indebtedness and to pay related fees and expenses. On November 23, 2004, we completed a private offering of an additional $50.0 million 11 1/4% Senior Notes due 2010. The proceeds of the private placement were used to repay borrowings under the revolving credit facility. All senior notes were issued under the same indenture. The senior notes are guaranteed on a senior unsecured basis by all existing and future material domestic subsidiaries, and pay interest semi-annually in arrears on April 15 and October 15 of each year.

The indenture governing the senior notes and the revolving credit facility, among other things, (1) restrict the ability of us and our subsidiaries, including the guarantors of the notes, to incur additional indebtedness, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates, (2) prohibit certain restrictions on the ability of certain of our subsidiaries, including the guarantors of the notes, to pay dividends or make certain payments to us and (3) place restrictions on the ability of us and our subsidiaries, including the guarantors of the notes, to merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The indenture related to these notes and the revolving credit facility also contains various covenants which limit our discretion in the operation of our businesses. As of December 31, 2004, we were in compliance with all covenants under the indenture and the credit facility.

We rely primarily upon cash flow from operations and borrowings under our revolving credit facility to finance operations, capital expenditures and fluctuations in debt service requirements. Availability under the revolving credit facility fluctuates due to seasonal flows of the business, which impacts our borrowing base and our decisions around investment in inventory and overall growth of the business. Historically, the low point of our availability arises during the first and second quarters of each fiscal year as revenues reach seasonal lows during December, January and February, compounded by the simultaneous consumption of availability to bolster inventory levels for the ensuing season. The availability then grows to its high point during the remainder of the year.

We expect that availability during fiscal 2005 will experience similar trends to prior years, and we may at times utilize the full capacity of our revolving credit facility. We believe that our ability to manage cash flow and working capital levels, particularly inventory and accounts payable, will allow us to meet our current and future obligations during the seasonal low period, pay scheduled principal and interest payments, and provide funds for working capital, capital expenditures and other needs of the business for at least the next twelve months. However, no assurance can be given that this will be the case. We may require additional debt or equity financing to meet our working capital requirements.

As a part of our business strategy, we will continue to look for acquisitions of distributors with high local market share in regions that are not well served by our existing facilities. We have historically engaged in discussions with several potential acquisition candidates. Most of these discussions were preliminary in nature, with limited due diligence conducted. We cannot guarantee that any acquisitions will be consummated. If we do consummate any acquisition, it could be material to our business and require us to incur additional debt under our revolving credit facility or otherwise. There can be no assurance that additional financing will be available when required or, if available, that it will be on terms satisfactory to us.

Off Balance Sheet Arrangements

Our revolving credit facility contains provision for up to $25.0 million of letters of credit, subject to borrowing base availability and total amounts outstanding under the revolving credit agreement of $175.0 million. As of December 31, 2004, we had approximately $11.5 million of outstanding letters of credit related to commitments for the purchase of inventory.

We purchase product in the normal course through the use of short term purchase orders representing quantities for normal business needs at current market prices. In addition, we are party to two supply agreements whereby we have committed to purchase a minimum of: (i) $4.0 million of product during the period January 2005 through December 2006, and another $2.5 million during the period January 2007 through December 2008; and (ii) a total of $15.0 million at a minimum of $5.0 million of product per year through 2007. These supply agreements are more fully described in the following section “Contractual Cash Obligations.”

Contractual Cash Obligations

The following table presents the aggregate amount of future cash outflows under our contractual cash obligations and commercial commitments as of December 31, 2004 after giving effect to the new operating lease agreements for the periods indicated:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	(dollars in millions)
Revolving credit facility	$44.0	$—	$—	$44.0	$—
Senior notes (1)	225.0	—	—	—	225.0
Operating lease obligations	80.6	11.0	21.5	17.3	30.8
Capital lease obligations	1.0	0.8	0.2	—	—
Supply agreements (2)	21.5	7.0	13.3	1.2	—
Expected interest payments	150.3	26.8	52.2	51.3	20.0

Total contractual cash obligation	$522.4	$45.6	$87.2	$113.8	$275.8

(1)	Amounts shown do not include $1.5 million of premium that will be amortized over the term of the senior notes.

(2)	We are party to two separate supply agreements. In one supply agreement we have committed to purchase a minimum of $6.0 million of product during the period January 2005 through December 2006, and another $2.5 million during the period January 2007 through December 2008. Any shortfall in committed purchases for a given year may be carried forward or backward one year, subject to certain limits. If after carry forward or backward, actual purchases still fall short of committed levels, a penalty of 7.5% of the shortfall will be incurred.

In the other supply agreement we have committed to purchase a total of $15.0 million at a minimum of $5.0 million of product per year through 2007.

We do not believe these purchase commitments exceed normal requirements.

(3)	Represents expected interest payments for the life of the senior notes.

Inflation

Prices of imprintable sportswear and accessories have experienced deflation as suppliers have moved manufacturing to lower cost offshore locations. Price deflation has not historically had a material effect on operating results during the periods presented, since falling input costs for individual products have generally been passed on to customers on a constant gross profit per unit basis or unit volume growth has not been accompanied by a proportional increase in operating costs. However, we cannot assure you that this trend will continue in the future.

Seasonality

We have historically realized slightly higher sales in the third and fourth quarters of the fiscal year. On a combined pro forma basis for Broder, Alpha and NES for 2003, 20% of total net sales occurred in the first quarter, 27% in the second quarter, 27% in the third quarter and 26% in the fourth quarter; and on a combined pro forma basis for Broder, Alpha and NES for 2004, 21% of total net sales occurred in the first quarter, 28% in the second quarter, 26% in the third quarter and 25% in the fourth quarter.

We have historically realized, and expect to continue to realize, slightly higher gross profit in the second half of the fiscal year. On a combined pro forma basis for Broder, Alpha and NES for 2003 and 2004, approximately 51% of the Company’s gross profit occurred in the second half of the year. This seasonality is primarily a result of the sale of higher priced products during the second half of the year, such as fleece and jackets and the achievement of incentive thresholds.

Quantitative and Qualitative Disclosures about Market Risk

As of December 31, 2004, we had $44.0 million of debt outstanding under our revolving credit facility. Our revolving credit facility is subject to variable interest rates. Accordingly, our earnings and cash flow are affected by changes in interest rates. Assuming the December 31, 2004 level of borrowings, and further considering the interest rate protection agreements currently in place (see following paragraph), we estimate that a one percentage point increase in interest on our variable rate debt agreements would have increased interest expense for the year ended December 31, 2004 by approximately $0.1 million.

We have entered into interest rate protection agreements whereby we have contracted to pay a fixed interest rate in exchange for receipt of a variable rate. Of the $30.0 million of notional principal amount under interest rate protection agreements, $20.0 million terminates in May 2005 and $10.0 million terminates in October 2008. We have elected not to apply hedge accounting for the currently outstanding interest rate protection agreements. Accordingly, we record our interest rate swaps at fair value on the balance sheet and record gains and losses on these contracts through our statement of operations. We recorded other income of approximately $1.7 million and $1.3 million during the years ended December 31, 2004 and 2003, respectively, and other expense of approximately $1.5 million during the year ended December 31, 2002.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the audited consolidated financial statements included elsewhere in this report. While all significant accounting policies are important to our consolidated financial statements, some of these policies may be viewed as being critical. Such policies are those that are both most important to the portrayal of our financial condition and require our most difficult, subjective and complex estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. These estimates are based upon our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates under different assumptions or conditions. We believe our most critical accounting policies are as follows:

Revenue Recognition. Revenue is recognized when title and risk of loss is transferred to the customer. Revenue includes selling price of the product and all shipping and handling costs paid by the customer. Under certain circumstances, customers may submit a claim for damaged or shorted shipments. Based on historical experience, we establish a reserve for potential returns at the time of sale. Revenue is further reduced at the time of sale for estimated customer-related incentives. These incentives primarily consist of volume and growth rebates.

Accounts Receivable. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments, which is included in bad debt expense. We determine the adequacy of this allowance by regularly reviewing our accounts receivable aging and evaluating individual customer receivables, considering customers’ financial condition, credit history and current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories. We maintain an allowance for potential losses on the disposal of our discontinued and slow moving inventory. Estimates for the allowance are based on past and estimated future sales of the product, historical realization of similar discontinued product, and potential return of slow moving and discontinued product back to the mill. Cost of sales includes (i) the cost of product, (ii) inbound and outbound freight costs, (iii) the costs of purchasing, receiving, inspecting and handling, and (iv) adjustments for various incentive programs offered to us by our vendors.

Derivative Financial Instruments. We do not use derivatives for speculative purposes. However, we have entered into interest rate protection agreements whereby we have contracted to pay a fixed interest rate in exchange for receipt of a variable rate. We have elected not to apply hedge accounting for the currently outstanding interest rate protection agreements. Accordingly, we record current interest rate swaps at fair value and records gains and losses on these contracts through our statement of operations. We will evaluate any future interest rate swaps and for those which qualify and for which we choose to designate as hedges of future cash flows, the effective portion of changes in fair value will be recorded temporarily in equity, then recognized in earnings along with the related effects of the hedged items.

Goodwill and Intangible Assets. We adopted SFAS No. 142, “Goodwill and Other Intangible Assets” as of January 1, 2002. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized; rather, they are tested for impairment on at least an annual basis. Accordingly, we ceased amortization of all goodwill and performed a goodwill impairment evaluation upon adoption and at each year end using discounted expected future cash flows. In addition, we have recorded other indefinite-lived intangible assets (the tradenames “Alpha,” “Alpha Shirt Company”, as well as certain finite-lived intangible assets (primarily the tradenames “NES Clothing” and “Harvard Square,” and customer relationship intangibles). These finite-lived intangible assets are being amortized on a straight-line basis over their average useful lives ranging from 2 to 8 years.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share–Based Payment” (“SFAS No. 123R”). SFAS No. 123R is a revision of SFAS No. 123, and its related implementation guidance. The effective date of the standard for us is for periods beginning after December 15, 2005. We expect to adopt SFAS No. 123R earlier than the required effective date. Upon adoption of SFAS No. 123R, we will be required to record compensation expense on stock options granted to employees. We expect to apply the permitted prospective transition method, whereby we will continue to account for any portion of awards outstanding at the date of transition using the accounting principles originally applied to those awards. Accordingly, we expect the impact from the adoption of SFAS No. 123R will not be material to the consolidated financial statements with respect to awards outstanding as of the date of transition. New stock option awards will be accounted for prospectively using the provisions of SFAS No. 123R; the impact on consolidated financial statements will depend upon the characteristics of such future awards, and may be material.

In January 2003, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS No. 148”). This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this Statement were required to be adopted for fiscal years ending after December 15, 2002. We have adopted the disclosure provisions of this Statement. The Company applies APB Opinion No. 25, “Accounting for Stock Issued to Employees” in accounting for its employee stock options. Accordingly, no compensation expense has been recognized in its financial statements because the exercise price of the employee stock options is equal to or greater than the market price of its common stock on the date of grant. The Company, however, uses the minimum value method of measuring stock options for pro forma disclosure purposes under SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). As permitted by SFAS No. 123, compensation cost for stock options is recognized in income based on the excess, if any, of the fair market value of the stock at the date of grant over the amount an employee must pay to acquire the stock. The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123.

	Year Ended December 31,
	2004	2003	2002
	(dollars in thousands)
Net loss, as reported	$(1,505)	$(12,456)	$(1,400)
Pro forma SFAS No. 123 expense (net of tax)	(475)	(20)	(16)

Pro forma net loss	$(1,980)	$(12,476)	$(1,416)

During the fourth quarter of 2004, stock options were granted with strike prices below the fair value of the stock at the date of grant. Related to this grant, a total pre-tax compensation charge of $0.9 million will be recognized over the vesting period of the awards. Based on the 2004 vesting, a pre-tax compensation charge of $0.2 million (approximately $0.1 net of tax) is reflected in warehousing, selling and administrative expenses.

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) which was first issued in January 2003 and requires the consolidation of variable interest entities, as defined. For us, variable interest entities created after December 31, 2003, require application of the provisions of FIN 46 immediately. For all previously existing entities subject to FIN 46, application is required by the beginning of fiscal 2005. We are currently assessing the applicability and potential impact of FIN 46 on certain of our facility operating leases and other contractual relationships. If any of the entities related to these arrangements require consolidation under the provisions of FIN 46, the impact would be material to our financial position. For our interest in an entity that is subject to FIN 46 and that is created after December 31, 2003, we shall apply FIN 46 to that entity immediately. For our interest in an entity that is subject to FIN 46 and was created prior to December 31, 2003, we shall apply FIN 46 in fiscal 2005. Based on our preliminary assessment of FIN 46, we anticipate that it will not have a material effect on our financial condition, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges.” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 shall be applied prospectively, effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted. We are currently assessing the impact that this standard would have on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29” (“SFAS No. 153”). SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 shall be applied prospectively, effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. We have not entered into nonmonetary exchanges; accordingly, we anticipate that SFAS No. 153 will not have a material effect on our financial condition, results of operations or cash flows.

Sarbanes-Oxley Section 404 Compliance

We incur certain costs associated with being an SEC registrant because we registered debt securities in April 2004. We had previously expected to incur approximately $1.2 million during fiscal 2005 in direct and indirect costs associated with Sarbanes-Oxley Section 404 compliance, but on March 2, 2005, the SEC further extended the compliance dates for non-accelerated filers regarding amendments to the Commission’s rules under the Securities Exchange Act of 1934. Under the latest extension, a company that is not required to file its annual and quarterly reports on an accelerated basis must begin to comply with the internal control over financial reporting requirements for its first fiscal year ending on or after July 15, 2006. This is a one-year extension from the previously established July 15, 2005 compliance date for non-accelerated filers. We are currently a non- accelerated filer because we do not have common equity securities registered with the SEC. We are currently evaluating the timing of documenting and/or implementing the additional processes and procedures necessary for Sarbanes-Oxley Section 404 compliance.

INDUSTRY OVERVIEW

We compete in the estimated $8 billion U.S. wholesale imprintable sportswear and accessories market, which is comprised of products used for corporate promotion, general-use, event promotion and specialty retail sales. The diversity of end-uses of imprintable sportswear and accessories helps to reduce exposure to any one industry or market segment. Within the overall market, imprintable sportswear and accessories sold for corporate promotional purposes in the U.S. is estimated at $3 billion in wholesale revenue. The other $5 billion segment of the market includes items sold for general purposes, such as recreation, sports leagues, educational institutions, specialty retail and for event promotions, such as concerts and tourism.

According to data available from industry research firms, imprintable sportswear unit volume grew between 1994 and 2004 at a compound annual growth rate of approximately 7%, growing in each year other than 2001. We believe the growth is the result of the following drivers:

•	higher increases in promotional product spending as compared to traditional advertising spending;

•	higher relative growth of imprintable sportswear and accessories used for corporate promotional purposes as compared to other promotional spending; and

•	the advancement of technology in embroidery and screen-print equipment and low barriers to entry into the specialty advertising industry.

In the past decade, promotional product spending has been fueled by the increased acceptance of these products as a cost-effective advertising medium. During the same time period, imprintable sportswear used for corporate promotional purposes has grown faster than total promotional products spending because, we believe, it provides superior corporate identity value versus other promotional products.

The imprintable sportswear and accessories market is highly fragmented, with regional and local distributors accounting for the majority of sales. In the past, successful distributors possessed the ability to provide quick delivery of a relatively limited number of SKUs. While speed remains important, we believe that having substantial geographic coverage, broad product offerings and sophisticated marketing programs are also competitive advantages. Over the past several years, scale has allowed larger distributors like us to take advantage of favorable volume purchase pricing from suppliers, invest in the development of private label products and leverage investments in distribution systems and software.

BUSINESS

The Company

We are a leading distributor of imprintable sportswear and accessories in the United States and operate under the Broder, Alpha and NES brands. By maintaining three distinct catalogs, websites, sales forces and call centers, we are able to preserve the strong brand name recognition and customer goodwill that has been generated from over 175 combined years of independent operations, while our integrated back office operations provide significant economies of scale. We operate within the imprintable sportswear and accessories market, which is estimated to be an $8 billion U.S. market in wholesale revenues and includes undecorated or “blank” T-shirts, sweatshirts, polo shirts, fleece, outerwear, caps, bags and other imprintable accessories that are decorated primarily for advertising and promotional purposes. Unit volume within the market has grown significantly over the last ten years, increasing at a compound annual growth rate of approximately 7%. We provide our decorator customers with value-added merchandising, marketing and promotional support that helps our customers grow their businesses. Our decorator customers in turn sell our products to end-consumers, primarily for advertising and promotional purposes.

We purchase product from more than 45 suppliers, including trade brand suppliers such as Russell, Fruit of the Loom, Hanes, Anvil and Gildan. Other exclusive or near-exclusive suppliers include retail brands such as Nike Golf, Adidas Golf, Perry Ellis, Columbia Sportswear, Weatherproof and Champion. We consider the term “near-exclusive” to represent those arrangements where, although not contractually entitled to exclusivity, we believe we are the only distributor to offer these products in an annual catalog to the imprintable sportswear industry. In addition to purchasing from these distribution suppliers, we develop and source products from over 16 countries to support our private label brand initiatives, which include Devon & Jones, HYP, Authentic Pigment, Desert Wash and Harvard Square, as well as the recently launched Chestnut Hill, Great Republic, Apples & Oranges and Harriton private label brands. We had net sales of $877.4 million, income from operations of $26.1 million and net loss of $1.5 million for the year ended December 31, 2004.

We sell our products to over 70,000 customers, primarily advertising specialty companies, screen printers, embroiderers and specialty retailers who decorate our blank product with corporate logos, brands and other promotional images. Our decorator customers then sell imprinted sportswear and accessories to a highly diversified range of end-consumers, including Fortune 1000 companies, sporting venues, concert promoters, athletic leagues, educational institutions and travel resorts. In addition, some of our private label products are sold to end-consumers without decoration. We believe our end-consumers are increasingly recognizing imprintable sportswear and accessories as highly differentiated, cost-effective advertising and promotional tools that help them grow their respective businesses and brand images.

We believe that the highly fragmented nature of our customer base enables us to serve a critical function within our industry. We believe none of our suppliers offer a complete line of imprintable sportswear and accessories, and the majority lack the scale, infrastructure and expertise to sell and service a highly fragmented potential customer base. The customer base is estimated at over 100,000 regional and local decorators, who typically demand small orders which average approximately $250 consisting of mixed product categories and require receipt of shipment within one to two days. In addition, 11% of our sales come from pick-up orders at our 17 nationwide distribution facilities. Because of our scale, we are able to purchase truckload quantities directly from suppliers, obtain favorable pricing, efficiently manage our inventory when buying products, maintain a national sales force and produce high quality catalogs and websites to market effectively to our customers.

Our customers choose distributors based on several purchasing criteria, including breadth of product selection, depth of inventory, access to leading brands, speed of delivery, marketing resources and customer service, catalog and website quality, and price. We believe we provide our customers with compelling value across all of these purchasing criteria. We offer a broad selection of over 34,000 SKUs and over 45 brands. We are the exclusive or near-exclusive distributor in our market for several industry-leading retail brands such as

Nike Golf, Adidas Golf, Columbia Sportswear, Perry Ellis, Weatherproof and Champion. In addition, we offer a line of private label brands such as Devon & Jones, HYP, Authentic Pigment, Desert Wash, and Harvard Square, which we believe are complementary to our trade brands. Due to the success of the Devon & Jones private label brand, we have recently introduced four new private label lines, including Chestnut Hill, Great Republic, Apples & Oranges and Harriton. We believe this strategy continues to make us a destination point for our customers by providing higher quality products at comparable prices to trade brands. In addition, we believe this strategy affords us higher gross margins and enables us to expand our product assortment to better service our existing channels not adequately serviced by trade brands and also reach new channels, such as specialty retail.

We operate the largest distribution network in the industry, which consists of 17 facilities strategically located throughout the U.S. with the ability to ship via ground parcel service to over 80% of the continental U.S. population within one business day and to over 98% of the continental U.S. population within two business days. Our Broder, Alpha and NES catalog circulation is extensive, totaling approximately 2.5 million comprehensive and 0.7 million exclusive brand catalogs distributed in 2004. Our customers use our catalogs as their primary selling tool with end-consumers. As a leading distributor in the industry, we receive favorable terms from our suppliers and can, in turn, pass on these cost savings to our customers. We believe these advantages allow us to effectively compete against our competitors, the vast majority of which are small, regional and local distributors who lack our scale and resources.

Competitive Strengths

We are a leading distributor in the imprintable sportswear and accessories industry. We believe that our scale and competitive position afford us several important benefits, including, but not limited to, the ability to: (i) enhance customer value through the breadth and depth of our product offerings; (ii) provide differentiated sales and marketing support to help our customers grow their businesses; (iii) leverage our fixed cost infrastructure through the utilization of our nationwide distribution capacity; (iv) establish and enhance premium brand relationships and obtain favorable purchasing terms from our suppliers; and (v) attract and retain a strong and experienced management team with a proven track record.

Breadth and Depth of Product Offerings. To enhance customer value, we leverage our strong supplier relationships and offer one of the most extensive product lines in the industry with over 34,000 SKUs available to our customers. The products we purchase from well-known trade brand suppliers, including Russell, Fruit of the Loom, Hanes, Anvil and Gildan, anchor our product lines. Furthermore, as an industry leader, we have been able to develop exclusive or near-exclusive relationships in our market with suppliers of retail brands, such as Nike Golf, Adidas Golf, Columbia Sportswear, Perry Ellis, Weatherproof and Champion. As the industry continues to mature, the quality of the merchandising assortment has become a key point of differentiation for us. The need to deliver higher quality product in new product categories has fueled the growth of our private label offerings. We believe these brands have developed industry recognition and success in a rather short timeframe as Broder, Alpha and NES are viewed as providers of high-quality branded apparel. Our ability to introduce new products and new product categories has helped fuel our revenue growth and margin expansion.

Differentiated Sales and Marketing Support. We believe that our customers value the active role that we play in assisting them to grow their businesses. Unlike traditional distributors, we provide value-added merchandising, marketing and promotional support as well as a national sales force to service our customers. As the majority of our customers are generally small, regional or local entrepreneurs, who tend to lack the necessary resources to effectively market their products, they rely on us to provide them with the requisite tools to grow their businesses. At the core of our marketing strategy are our premier catalogs, which are widely recognized in the imprintable sportswear and accessories industry. We enable our customers to customize our catalog covers with their corporate logos, as well as to utilize our wide range of marketing tools to assist them in presenting a professional image to their customers. Additionally, our e-commerce websites have proven to be an effective marketing and sales tool, accounting for approximately 18% of our sales for fiscal 2004. In addition to our branded websites, we also host generic formats of our website that allow our decorator customers to insert their own “cover” and branding. This functionality offers our customers a low-cost opportunity to leverage our customer service capabilities, promote our products, effectively service end-users and procure sales over the internet.

Moreover, our sizable sales and marketing organization provides significant support to our customer base. We have seven call centers spread across the country where we employed approximately 270 customer service representatives as of December 31, 2004 to take orders and provide ongoing sales support. We are one of a few distributors that have a national sales force that focuses on developing key long-term customer relationships and driving regional sales penetration.

Nationwide Distribution Capacity. We have the most extensive distribution network in the imprintable sportswear and accessories industry with 17 distribution facilities, approximately three times the number of facilities of our nearest competitor. Through our strategically located facilities, we are able to reach over 80% of the continental U.S. population within one business day and over 98% of the continental U.S. population within two business days via ground parcel service. We believe our customers value speed of delivery and convenience. As a result of our national presence, the Alpha, Broder and NES brands are widely known throughout our industry.

Established Supplier Relationships. We have long-standing relationships with our suppliers, which allow us to offer our customers access to the broadest range of products at favorable pricing. Suppliers depend on large distributors like us to reach the highly fragmented customer base and to achieve economies of scale in terms of unit volume sales. We believe none of our suppliers offer a complete line of imprintable sportswear and accessories, and the majority lack the scale, infrastructure and expertise to sell and service a highly fragmented potential customer base, estimated at over 100,000 regional and local decorators, who typically demand small orders consisting of mixed product categories which average approximately $250 and typically require receipt of shipment within one to two days. We are one of the largest purchasers in the channel for most of our suppliers. As an example of the important role we play for our suppliers, our suppliers have selected us to act as their exclusive distributor of certain of their products within the channel over the years. Our increasing scale over the past few years has allowed us to take advantage of favorable volume purchase pricing from suppliers. As a result of our strong supplier relationships, we are able to provide favorable pricing to our customers.

Experienced Management Team. Our senior management team is comprised of experienced industry veterans with extensive knowledge of purchasing, logistics, sales and marketing, and information systems. Our team has developed unique expertise in marketing and merchandising, particularly in our successful promotion of premium brands and regionally specific pricing systems. Our team has also developed expertise in distribution, logistics and tight inventory control from managing a network of facilities ranging widely in size. Our senior management team has a proven record of integrating acquisitions and adopting best management practices, having completed eight acquisitions over the past five years.

Growth Strategy

Our strategic objective is to continue to increase sales and profitability by building upon our leading position in imprintable sportswear and accessories distribution. Our strategy includes the following principal actions:

Extend our Geographic Expansion in Select Regional Markets. We intend to extend our national footprint to reach more customers on a next-day shipping basis. We currently reach over 80% of the continental U.S. population within one business day using ground parcel service. Strategically located additional locations would provide more customers the opportunity to receive our broad product line on a next day shipping basis and create additional value through market share and scale. In addition, our sales, service and distribution infrastructure provide a strong platform for continued acquisitions of smaller regional and local competitors to further extend our geographic reach. We have a proven track record of integrating acquired companies into our operations and adopting “best of both” operational practices, having completed eight acquisitions over the past five years. We believe we can realize significant cost savings from acquisitions including improved purchasing, back office integration, inventory reduction and implementation of best-demonstrated practices.

Expand and Enhance Our Private Label Offerings. We have experienced significant growth in our private label brands in the last two years, particularly in the Alpha division, which has fueled our revenue growth and improved our gross margins. We intend to leverage this success into the Broder and NES divisions during the 2005 and 2006 product line launches, while growing the current brands offered by Alpha. Key recent brand launches included a youth-oriented jersey fabric line under the label Great Republic, an infant and toddler line under the label Apples & Oranges and a knit, woven and outerwear line under the label Chestnut Hill to service corporate apparel needs.

Continue to Expand Breadth and Depth of Product Offerings. We currently offer one of the most extensive product lines in the industry with over 34,000 SKUs available to our customers. As the industry continues to mature, the quality of our merchandising assortment will continue to be a key point of differentiation for us. We have a strong history of introducing innovative new offerings to the industry and we believe our ability to introduce new products and new product categories will continue to fuel our revenue growth and margin expansion. We are the only distributor in the industry who has a dedicated merchandising and development team focused on new product development, which we believe provides us with a significant competitive advantage.

Increase Customer and Channel Penetration. As the industry continues to mature, the quality of the merchandising assortment has become a key point of differentiation for us. We believe our private label and exclusive brands have developed industry recognition and success in a rather short timeframe as Broder, Alpha and NES are viewed as providers of high-quality branded apparel. We believe our diverse product offering of exclusive and near exclusive brands and our private label offerings will continue to increase our sales with existing customers and allow us to capture new customers. Our enhanced private label strategy makes us a destination point for our customers and is complementary to our traditional trade brand product offerings. In addition, we believe our private label strategy gives us greater control of expanding our product assortment to better service non-traditional channels of distribution such as uniforms for the service industry and specialty retail.

History

Broder. Since its foundation in 1919 as a haberdashery distributor, Broder has grown to become one of the leading distributors of imprintable sportswear and accessories in the United States. Mr. Jack Brode, one of the founders of Robins & Brode, purchased Broder in 1955. In 1966 Broder was reincorporated in the state of Michigan. In the early 1970’s, Broder evolved into a local wholesale distributor of underwear, socks and hosiery. During this time, with the growing acceptance of the T-shirt as daily wear, Broder began selling its products to the rapidly emerging imprinting and embellishment market.

Broder’s growth has been due in large part to geographic expansion. From 1991 to 1999, Broder opened five branches: Orlando, Florida in 1991; Dallas, Texas in 1993; Albany, New York in 1995; Fresno, California in 1997; and Wadesboro, North Carolina, adjacent to the central distribution center, in 1999. In addition, Broder added 32,000 square feet to its Plymouth, Michigan branch in 1998, which served as Broder’s headquarters prior to the Alpha acquisition. In May 2000, Bain Capital LLC acquired Broder in a recapitalization transaction. Shortly following the recapitalization, Broder continued its geographic expansion through the acquisition of St. Louis T’s, Full Line, Gulf Coast and TSM. In April 2002, Broder opened new facilities in Charlotte, North Carolina and Louisville, Kentucky. Broder continually assesses its distribution network for efficiency opportunities, which resulted in the closure of two unnecessary facilities in the fourth quarter of 2003: Fullerton, California and Wadesboro, North Carolina. Broder also discontinued the use of its Cleveland, Ohio facility for normal operations in the fourth quarter of 2003 and closed its Miami, Florida facility during 2004.

Alpha. The origins of Alpha date back to 1931 when a predecessor company was founded as a wholesaler of men’s dress shirts, hosiery and underwear serving sportswear and accessories retailers and institutions in the New England region. During the 1970’s, Alpha progressively shifted its operations to participate in the evolving imprintable T-shirt industry. In the 1990’s, a descendant of one of the founders incorporated Alpha and expanded its operations to three facilities—Philadelphia, Pennsylvania, Ft. Wayne, Indiana and La Mirada, California. In 1999, Linsalata Capital Partners purchased a majority interest in Alpha. Prior to Broder’s acquisition of Alpha, Alpha successfully completed two acquisitions, Kay’s Enterprises and Good Buy Sportswear, increasing its number of distribution centers from three to five and creating an efficient nationwide distribution platform.

On September 22, 2003, Broder acquired all of the outstanding capital stock of Alpha. Immediately after consummation of the acquisition, Alpha and certain of its subsidiaries were merged with and into Broder. Although Alpha is no longer a distinct legal entity, Broder maintains the Alpha brand and operates separate catalogs, toll-free numbers, websites and sale forces as a means to preserve the customer goodwill generated over more than 70 years of independent operations.

NES. NES is a leading distributor of imprintable sportswear in the New England and Charlotte, NC regions. On August 31, 2004, Broder acquired all of the outstanding capital stock of NES Clothing Company Holdings Trust (“NES”). For consolidation and efficiency purposes, NES and its operating subsidiary, Aprons Unlimited, Inc., as well as NES Acquisition Corp., were merged with and into Broder. Although NES is no longer a distinct legal entity, Broder continues to retain the “NES” and “New England Sportswear Company” brands, as well as operate separate catalogs, websites, sales forces and call centers.

Our principal operating segments are grouped into three business units: the Broder division, the Alpha division and the NES division. See Note 14 to our Consolidated Financial Statements for more information on segments.

Products

We distribute a wide range of undecorated or “blank” T-shirts, sweatshirts, polo shirts, fleece, outerwear, caps, bags and other imprintable accessories. Within our product selection, we offer recognizable basic brands purchased from trade brand suppliers such as Russell, Fruit of the Loom, Hanes, Anvil and Gildan. We are the exclusive or near-exclusive distributor in our market for several industry-leading retail brands, such as Nike Golf, Adidas Golf, Columbia Sportswear, Perry Ellis, Weatherproof and Champion. Through the success of our premium brand strategy, we have demonstrated that by working with a well-managed, national distributor, prominent brands can gain access to a large untapped consumer segment. In addition, these retail brand relationships further differentiate our product portfolio from those of our competitors. In addition, we offer a line of private label brands, such as Devon & Jones, HYP, Authentic Pigment, Desert Wash, and Harvard Square, which we believe are complementary to our trade brands. Due to the success of the Devon & Jones private label brand, we have recently introduced four new private label lines, including Chestnut Hill, Great Republic, Apples & Oranges and Harriton. We believe this strategy strengthens our position as a destination point for our customers by providing them with higher quality products at comparable prices to trade brands. In addition, we believe this strategy affords us higher gross margins and enables us to expand our product assortment to better service our existing channels not adequately serviced by trade brands and also reach new channels, such as specialty retail. For fiscal 2004, pro forma for the NES acquisition, trade brands, exclusive brands and private label brands represented 79.6%, 7.7% and 12.7% of our net sales, respectively.

Our brands include:

Trade Brands

Adams Cap	Bill Blass	Jerzees	Towel Plus
American Apparel	Comfort Colors	Jonathan Corey	Van Heusen
Anvil	Fruit of the Loom	LAT	Wrangler
Augusta	Gildan	Lee	Yupoong
Badger	Hanes	Outer Banks
BAGedge	Inner Harbor	Rabbit Skins
Bella	Izod	Stedman

Exclusive or Near-Exclusive Premium Brands

Broder Catalog	Alpha Catalog	NES Catalog
Perry Ellis	Adidas Golf	Nike
Nike Golf	Champion	Champion
Weatherproof (MV Sport)	Columbia Sportswear
Sumac	Hyp Hats
Cubavera	Big Accessories

Private Label Brands

Broder Catalog	Alpha Catalog	NES Catalog
Chestnut Hill	Apples & Oranges	Desert Wash
Desert Wash	Authentic Pigment	Harvard Square
Great Republic	Devon & Jones	HYP
Harriton	Harriton
Luna Pier	HYP

Competition

We compete in a highly fragmented market where small regional and local distributors with limited geographic coverage and product offerings are common to the industry. Generally, competition in each region also includes a branch of one or more other national distributors.

Competition is based on price, quality, breadth of product selection and delivery time. While speed remains important, we believe that the other principal factors by which we compete are substantial geographic coverage and sophisticated marketing programs. Over the past several years, our scale has allowed us to take advantage of favorable volume purchase pricing from suppliers and leverage investments in distribution systems and software. We believe that we lead the industry in product selections, comprehensive marketing programs, extensive sales and service forces, and expansive distribution infrastructure.

Suppliers

Large scale and long-standing supplier relationships provide us with important purchasing and inventory management advantages relative to our competitors. Our scale and purchasing power with our suppliers has resulted in a number of important benefits including marketing support, previews of new product launches and favorable purchasing terms. We do business with most of our suppliers on a purchase order basis. By maintaining close communication with suppliers, we are able to synchronize our inventory management and product purchases with supplier production cycles. Understanding short-term supplier activity enables us to better size our purchases, refine targeted inventory levels and take advantage of special buying opportunities. Approximately 51.7% of our fiscal 2004 sales were generated from products obtained from our top three suppliers. The table below shows our largest suppliers based on sales for fiscal 2004:

Supplier	Percent of Fiscal 2004 Sales (1)
Gildan	20.1%
Hanes (2)	16.4%
Russell Corp. (3)	15.2%
Fruit of the Loom	11.1%
Anvil	8.0%
Other	29.2%

(1)	Pro forma for the NES acquisition.
(2)	Owned by Sara Lee Corporation. Includes Hanes, Outer Banks, Stedman and Champion.
(3)	Includes Jerzees, Three Rivers and Cross Creek.

Customers

We sell to more than 70,000 customers nationwide, including screen printers, embroiderers and specialty advertisers. Our customer base is highly fragmented, as indicated in the table below:

Customer	Percent of Fiscal 2004 Sales (1)
Top 10 Customers	2.4%
Top 100 Customers	10.8%
Top 1,000 Customers	35.5%

(1)	Pro forma for the NES acquisition.

Sales and Marketing

Catalogs and Selling Materials

Our catalogs are the cornerstone of our marketing strategy and we believe that the Broder, Alpha and NES catalogs are the industry leaders in quality and breadth of selection. Our catalogs are designed to have the look and feel of high-end consumer retail catalogs with attractive models, appealing photographs and a clear display of products. In addition, we offer generic catalogs that can be customized to include our customers’ logos on the cover. We believe that our customized catalogs enhance the professional image of our customers, promote customer loyalty and allow us to more effectively sell our product lines. During 2004, we distributed over 2.5 million comprehensive catalogs including 1.24 million customized catalogs and 0.7 million exclusive brand catalogs.

National Sales Forces

We maintain separate national sales forces for each of our Broder, Alpha and NES divisions and have invested significant time in training and developing our sales forces. Our extensive training provides each sales force with a thorough knowledge of both our products and the marketing solutions available to best assist customers in driving sales. Each of our Broder, Alpha and NES sales forces is responsible for enhancing existing customer relationships, while also prospecting and developing new relationships. In addition, our sales organizations are structured to promote a team selling approach with compensation based upon both individual and company-wide goals and objectives.

Call Centers and Customer Service Representatives

We maintain separate call centers for each of our Broder, Alpha and NES brands which as of December 31, 2004 were staffed with 218 full-time and 52 part-time customer service representatives to assist our customers in placing orders, checking stock levels, looking for price quotes or requesting adjustments. Our Broder division maintains three call centers in Michigan, California and Florida. Our Alpha division also operates three call centers located in Philadelphia, Florida and California. Our NES division maintains one call center located in Massachusetts.

Trade Shows

We take advantage of industry trade shows as an opportunity to expand and enhance our customer relationships, exhibit our product offerings and share customer merchandising strategies and new promotions with our customers. The Broder, Alpha and NES divisions each participate in more than 40 trade shows annually.

Websites

We maintain three industry-leading websites to support our Broder, Alpha and NES brands, including www.broderbros.com, www.alphashirt.com and www.nesclothing.com, which allow our customers to browse online versions of our catalogs, place orders, track order status, check inventory stock, learn about our promotions, review industry trends, and receive information on marketing resources. In addition to our branded websites, we also host generic formats of our websites that allow our decorator customers to insert their own “cover” and branding. This functionality offers our customers a low-cost opportunity to leverage our customer service capabilities, promote our products, effectively service end-users and procure sales over the internet. Through an ISP, we currently host more than 4,000 active custom websites. In fiscal 2004, approximately 18% of our sales were originated from our websites, an increase from approximately 14% of sales in fiscal 2003.

As a national distributor, we experience variation in mix of demand between regions. To accommodate these regional demand variations, we have developed a pricing system that allows us to set distinct prices for the same product in multiple geographic areas. This system allows us to respond to customers’ regional preferences with accuracy not possible under a national pricing strategy. While our catalogs serve as the backbone of our marketing strategy, they are supplemented by a number of other tools designed to make promoting our products as simple as possible for customers including break-out catalogs and sell sheets. Break-out catalogs are abbreviated versions of the catalogs that highlight a particular category of products. Sell Sheets are one-page summaries that spotlight a particular product and its attributes. Like the catalogs, these tools can be customized for customers.

Warehousing and Distribution

We are headquartered in Trevose, Pennsylvania, and operate 17 distribution facilities nationwide. Our distribution facilities are located strategically throughout the country to take advantage of ground parcel service, shipping regions and population density. We use UPS for the vast majority of our shipments. Each of our facilities is leased. The leases for such facilities are scheduled to expire between 2005 and 2015. We believe our current facilities are generally well maintained and provide adequate warehouse and distribution capacity for future operations. Our facility locations are listed below:

Location	Division	Distribution Center	Call Center	Office		Sq. Feet (000s)(1)
Trevose, Pennsylvania	Corporate			✓		46
Albany, New York	Broder	✓				129
Plymouth, Michigan	Broder	✓	✓		✓	117
Fresno, California	Broder	✓	✓			105
St. Louis, Missouri	Broder	✓				93
Dallas, Texas	Broder	✓				140
Orlando, Florida	Broder	✓	✓			88
Louisville, Kentucky	Broder	✓				83
Atlanta, Georgia	Broder	✓				70
Houston, Texas	Broder	✓				61
Philadelphia, Pennsylvania (warehouse)	Alpha	✓				306
La Mirada, California	Alpha	✓	✓			210
Ft. Wayne, Indiana	Alpha	✓				181
Seattle, Washington	Alpha	✓				160
Stafford, Texas	Alpha	✓				138
St. Petersburg, Florida	Alpha	✓	✓			132
Philadelphia, Pennsylvania	Alpha		✓			34
Middleboro, Massachusetts	NES	✓	✓		✓	220
Charlotte, North Carolina	NES	✓				63

(1)	Includes warehouse and office space.

Information Technology

We believe that we have one of the most sophisticated information technology systems in the industry. The systems include a fully integrated ERP system supporting order-entry, warehouse management, sales, purchasing, and financial requirements. Significant investments in hardware, database, phone, warehouse management, customer relationship management, internet applications, software, e-mail, security and system redundancy have been made during the past five years.

Employees

As of December 31, 2004, we employed a total of approximately 1,321 full-time and 177 part-time employees, none of whom are party to collective bargaining agreements. Our management believes that employee relations are good.

Legal Proceedings

We are involved from time to time in routine legal matters and other claims incidental to our business. When it appears probable in management’s judgment that we will incur monetary damages or other costs in connection with such claims and proceedings, and such costs can be reasonably estimated, liabilities are recorded in the financial statements and charges are recorded against earnings. We believe the resolution of such routine matters and other incidental claims, taking into account reserves and insurance, will not have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following is a list of our current directors and executive officers:

Name	Age	Position
Vincent Tyra	39	Chief Executive Officer and Director
David Hollister	39	Chief Financial Officer and Secretary
Mark Barrocas	33	President and Director
Glenn Putnam	51	Executive Vice President, Purchasing
Norman Hullinger	45	Vice President of Operations
Edward Conard	48	Director
Thomas Myers	56	Director
Stephen Zide	45	Director

Vincent Tyra joined Broder as its Chief Executive Officer and as a director effective with the purchase of Broder by Bain Capital in May 2000. Prior to joining Broder, Mr. Tyra served as President of Retail and Activewear at Fruit of the Loom, where he was employed for approximately three years. Previously, Mr. Tyra had an ownership interest in TSM, a Louisville-based activewear distributor.

David Hollister has been Chief Financial Officer and Secretary of Broder since December 2003. Mr. Hollister joined Broder in 2002 as Vice President of Finance. Since joining Broder, Mr. Hollister has been actively involved in the merger integration, acquisition, planning and strategy, treasury, accounting and information technology activities of Broder. Prior to joining Broder, Mr. Hollister was a director in the M&A transaction services practice of PricewaterhouseCoopers since 1998. Mr. Hollister is a CPA with over 16 years of finance and accounting experience. He holds an MBA from the University of Michigan and a Bachelor of Science degree from the University of Northern Colorado.

Mark Barrocas has been President of Broder since February 2005 and a director of Broder since December 2003 and has direct responsibility over the sales, marketing and merchandising for the Broder, Alpha and NES divisions. Mr. Barrocas previously served as Executive Vice President, President of Alpha Division from September 2003 through February 2005. Mr. Barrocas joined Alpha in 2001 as Vice President of Sales & Marketing. Prior to joining Alpha, Mr. Barrocas held the position of Vice President of Corporate Sales at Perry Ellis International from 2000 to 2001. From 1998 to 2000, Mr. Barrocas was the President of Barro-Tex Inc., an entrepreneurial venture in the garment manufacturing industry. Mr. Barrocas holds a Bachelor of Science degree from the University of Michigan.

Glenn Putnam joined Alpha in 1994 and has been responsible for the procurement of all product, managing vendor relationships and negotiating purchase orders and supply agreements. Prior to joining Alpha, Mr. Putnam was a general manager at Gold Medal Sportswear, an advertising specialty company. Previously, he held various positions in distribution, finance and customer service at Wilson Sporting Goods. Mr. Putnam attended Rutgers University.

Norman Hullinger has served as Vice President of Operations of Broder since March 2003. Previously, Mr. Hullinger was Senior Vice President of Operations of UBID, an online retailer, and a Vice President at Yahoo.

Edward Conard has been a director of Broder since May 2000. Mr. Conard has served as a Managing Director of Bain Capital since 1993. Mr. Conard is also a director of Wasserstein Perella, Waters Corporation, Dynamic Details, Inc., Medical Specialties Group, Inc., Alliance Commercial Laundries, Inc., U.S. Synthetics, Inc., ChipPAC Inc. and Unisource Worldwide, Inc.

Thomas Myers has been a director of Broder since May 2000. Mr. Myers has served as Executive Vice President of Bain Capital since May 2000. Prior to joining Bain Capital, Mr. Myers was the founding partner of Emanem Partners, an international strategy consulting firm, since October 1997. From February 1996 to October 1997, Mr. Myers was a senior advisor of the Parthenon Group.

Stephen Zide has been a director of Broder since July 2003. Mr. Zide has been a Managing Director of Bain Capital since 2001 and affiliated with the firm since 1998. From 1998 to 2000, Mr. Zide was a Managing Director of Pacific Equity Partners, a private equity firm in Sydney, Australia, which is affiliated with Bain Capital. Prior to joining Bain Capital, Mr. Zide was a partner of the law firm of Kirkland & Ellis LLP, where he was a founding member of the New York office and specialized in representing private equity and venture capital firms. Mr. Zide is also a director of Dynamic Details Inc., Maxim Crane Works and Alliance Commercial Laundries, Inc.

There are no family relationships between any executive officers or directors of Broder.

We are currently reviewing our corporate governance practices and intend, among other things, to adopt a code of ethics applicable to our directors, officers (including our principal executive officer and principal financial officer) and employees. We are also considering identifying a member of, and/or appointing a new member to, our board of directors who satisfies the definition of an “audit committee financial expert” under item 401 of Regulation S-K.

Executive Compensation

The following table sets out the compensation for Broder’s chief executive officer and its other most highly compensated officers, or the “named executive officers,” for fiscal year 2004 and for its chief executive officer and chief financial officer for fiscal year 2003:

	Annual Compensation				Long-term Compensation			All Other Compensation ($)(1)
Name and Principal Position	Year	Salary $	Bonus $	Other $	Restricted Stock Awards	Securities Under Options Granted	Long-term Incentive Plan Payouts
	(in thousands)
Vincent Tyra Chief Executive Officer	2004 2003	410 400	501 250	— —	— —	— —	— —	1,257 6	(2)
David Hollister Chief Financial Officer	2004 2003	250 188	240 100	— —	— —	— —	— —	127 6
Mark Barrocas (3) President	2004	250	240	—	—	—	—	15
Glenn Putnam (4) Executive Vice President	2004	250	207	—	—	—	—	25
Norman Hullinger (5) Vice President of Operations	2004	200	192	—	—	—	—	87

(1)	Includes matching contributions under 401(k) plans, relocation allowances, retention bonuses and retroactive pay adjustment for 2004 base salary adjustments.

(2)	Includes $1,124 of deferred compensation expensed in 2000, but paid in cash during 2004.

(3)	Mr. Barrocas joined Broder in September 2003 in connection with the Alpha acquisition.

(4)	Mr. Putnam joined Broder in September 2003 in connection with the Alpha acquisition.

(5)	Mr. Hullinger joined Broder in March 2003.

Option Grants in 2004

The following table sets forth information regarding options granted in fiscal year 2004 to each of our named executive officers. No stock appreciation rights were granted to the named executive officers during fiscal year 2004. Each of the outstanding options listed below may be exercised only upon the vesting of such options. These options vest ratably over a four year period on each anniversary of the grant date. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

	Common Share Options Granted	% of Total Grants to Employees in Fiscal Year	Exercise Price ($)	Expiration Date	Grant Date Present Value
Vincent Tyra
Class B Common	889,852	23.8%	$0.1944	4/21/2014		(1)
Class L Common, Series 3	95,889	23.8%	$15.75	4/21/2014		(1)
Class L Common, Series 4	83,435	23.8%	$13.69	4/21/2014		(1)
David Hollister
Class B Common	593,235	15.8%	$0.1944	4/21/2014		(1)
Class L Common, Series 3	63,926	15.8%	$15.75	4/21/2014		(1)
Class L Common, Series 4	55,623	15.8%	$13.69	4/21/2014		(1)
Mark Barrocas
Class B Common	541,387	14.5%	$0.1944	4/21/2014		(1)
Class L Common, Series 3	58,339	14.5%	$15.75	4/21/2014		(1)
Class L Common, Series 4	50,762	14.5%	$13.69	4/21/2014		(1)
Glenn Putnam
Class B Common	541,387	14.5%	$0.1944	4/21/2014		(1)
Class L Common, Series 3	58,339	14.5%	$15.75	4/21/2014		(1)
Class L Common, Series 4	50,762	14.5%	$13.69	4/21/2014		(1)
Norman Hullinger
Class B Common	237,294	6.3%	$0.1944	4/21/2014		(1)
Class L Common, Series 3	25,570	6.3%	$15.75	4/21/2014		(1)
Class L Common, Series 4	22,249	6.3%	$13.69	4/21/2014		(1)

(1)	The fair value of each option was estimated on the grant date using the Black-Scholes option pricing model with no assumed dividends or volatility, a weighted average risk free interest rate of 5% and expected lives of five years. Based on this formula, no fair value was ascribed to any of the options.

Aggregate Options Exercised in the Year and Year-end Values

The following table shows information concerning the number and value of unexercised options held by each of our named executive officers at December 25, 2004. Our named executive officers did not exercise any stock options during fiscal year 2004.

Name	Common Shares Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004
			Exercisable	Unexercisable
Vincent Tyra
Class A Common, Tranche II	—	—	150,000	—
Class B Common	—	—	222,463	667,389
Class L Common, Series 3	—	—	23,972	71,917
Class L Common, Series 4	—	—	20,859	62,576
David Hollister
Class A Common, Tranche I	—	—	15,000	15,000
Class A Common, Tranche II	—	—	15,000	15,000
Class B Common	—	—	148,309	444,926
Class L Common, Series 3	—	—	15,982	47,944
Class L Common, Series 4	—	—	13,906	41,717
Mark Barrocas
Class B Common	—	—	135,347	406,040
Class L Common, Series 3	—	—	14,585	43,754
Class L Common, Series 4	—	—	12,961	37,801
Glenn Putnam
Class B Common	—	—	135,347	406,040
Class L Common, Series 3	—	—	14,585	43,754
Class L Common, Series 4	—	—	12,961	37,801
Norman Hullinger
Class A Common, Tranche I	—	—	7,500	22,500
Class A Common, Tranche II	—	—	7,500	22,500
Class B Common	—	—	59,324	177,970
Class L Common, Series 3	—	—	6,393	19,177
Class L Common, Series 4	—	—	5,562	16,687

Compensation Committee Interlocks and Insider Participation

Broder does not have a compensation committee of its board of directors. Compensation decisions for 2004 regarding Broder’s executive officers were made by the board of directors. Mr. Tyra participated in discussions with the board of directors concerning executive officer compensation, other than his own.

Compensation of Directors

Directors are not entitled to receive any compensation for serving on Broder’s board of directors. Directors are reimbursed for their out-of-pocket expenses incurred in connection with such services.

Employment Contracts and Executive Stock Agreements

Employment Contracts

Messrs. Tyra, Hollister, Barrocas, Putnam and Hullinger are employed pursuant to written employment agreements.

The employment agreement for Mr. Tyra sets forth an annual base salary of $410,000, the employment agreement for Mr. Barrocas sets forth an annual base salary of $275,000, the employment agreements for Messrs. Hollister and Putnam each set forth an annual base salary of $250,000 and the employment agreement for Mr. Hullinger sets forth an annual base salary of $200,000, in each case to be reviewed annually by the Board, and an annual bonus pursuant to a bonus plan to be approved by the Board. If Messrs. Hollister, Barrocas or Putnam terminate their employment for “good reason” (as defined in their respective employment agreements) or their employment is terminated by Broder without “cause” (as defined in their respective employment agreements), Messrs. Hollister, Barrocas or Putnam, as the case may be, will be entitled to continue to receive their respective salary and current benefits package for twelve months following the date of such termination. In addition, if Messrs. Hollister, Barrocas or Putnam terminate their employment for “good reason,” or their employment is terminated by Broder without “cause” after June 30th of any calendar year, Messrs. Hollister, Barrocas or Putnam will be entitled to receive a pro rata share of the bonus determined for that period. If Mr. Tyra terminates his employment for “good reason” (as defined in his employment agreement), Mr. Tyra will be entitled to continue to receive his salary and current benefits package for twelve months following the date of such termination plus a year of target bonus calculated at 70% of his base salary. If his employment is terminated by Broder without “cause” (as defined in his employment agreement), Mr. Tyra will be entitled to continue to receive his salary and current benefits package for twenty-four months following the date of such termination plus two years of target bonus calculated at 70% of his base salary. If Mr. Hullinger’s employment agreement is terminated by the executive for “good reason” or by Broder without “cause” the executive will be entitled to (i) his base salary through the date of termination, (ii) payment for all accrued but unused vacation days, (iii) payment of any annual bonus earned, but not yet paid, (iv) a waiver of the costs of COBRA coverage for the first year after termination and (v) an amount equal to one year of his base salary paid in monthly installments. Broder’s obligation to provide such severance benefits is conditioned upon the executive’s delivery of a general release of claims and the executive’s not being in breach of the employment agreement. The employment agreements for Messrs. Hollister, Tyra, Barrocas, Hullinger and Putnam contain certain non-competition, non-solicitation and confidentiality provisions.

In connection with the 2000 recapitalization, we entered into a deferred compensation agreement with Mr. Tyra, pursuant to which Mr. Tyra would receive a lump sum bonus payment of $1 million, plus interest equal to the applicable short term federal rate, compounding annually, on the earlier of May 3, 2007 or within 45 days of the date Mr. Tyra’s employment with Broder was terminated. In the second quarter of fiscal 2004, we paid Mr. Tyra $1 million of deferred compensation under the agreement plus accrued interest. The proceeds, net of tax, were used to repay a portion of Mr. Tyra’s notes payable to Broder.

Executive Stock Agreements

Vincent Tyra. In connection with the recapitalization, we entered into an executive stock agreement with Mr. Tyra under which Mr. Tyra purchased 36,363 shares of Class L common stock, Series 1 and 327,273 shares of Class A common stock for an aggregate purchase price of $636,363.64. Mr. Tyra issued a promissory note payable to Broder for the aggregate purchase price of these shares. This note is due May 3, 2007, with recourse interest accruing at the annual short-term federal rate compounded annually. Mr. Tyra has pledged all shares of Class L common stock, Series 1 and Class A common stock purchased under such executive stock agreement as collateral for this loan. In the event Mr. Tyra’s employment with Broder is terminated, Broder and certain of our investors maintain the right to repurchase all shares of our Class A common stock and Class L common stock, Series 1 purchased by Mr. Tyra at either the original issue price or the current fair market value, depending on the grounds for such termination. In addition, in the event Mr. Tyra’s employment with Broder or any of its subsidiaries is terminated for any reason other than for cause (as defined in the executive stock agreement) or Mr. Tyra resigns for good reason (as defined in the executive stock agreement), then he (or his heirs or estate) may require Broder to purchase at fair market value any shares not acquired by Broder or its investors pursuant to their repurchase right described in the foregoing sentence. In addition to the shares sold to Mr. Tyra, pursuant to the terms of his executive stock agreement and our 2000 Stock Purchase and Option Plan, we issued Mr. Tyra two separate options to purchase shares of our Class A common stock, one option to purchase 150,000 shares of

Class A common stock with an exercise price of $0.1944 per share and one option to purchase 150,000 shares of Class A common stock with an exercise price of $3.41 per share.

In addition to the loan granted in connection with Mr. Tyra’s executive stock agreement, we loaned Mr. Tyra $363,636.36 on May 3, 2000 for the purpose of Mr. Tyra’s purchase of senior subordinated notes issued in connection with the recapitalization. This loan is evidenced by a promissory note payable to Broder that is due March 2, 2007. Recourse interest on this note accrues at the annual short-term federal rate compounded annually. Mr. Tyra pledged shares of our Class A common stock and Class L common stock, Series 1 purchased under his executive stock agreement as collateral for this loan. The senior subordinated notes issued in connection with the recapitalization were converted into shares of Class L, Series 2 common stock in June 2003. The maximum amount outstanding under this loan in fiscal 2004 was $413,484.52. As of April 26, 2005, the amount outstanding under this loan was $417,607.58.

In November 2001, we entered into a supplement and first amendment to the executive stock agreement with Mr. Tyra, pursuant to which we terminated Mr. Tyra’s option to purchase up to 150,000 shares of Class A common stock with an exercise price of $0.1944 per share and Mr. Tyra purchased 150,000 restricted shares of Class A common stock for an aggregate purchase price of $29,160 ($0.1944 per share). The shares vested at a rate of 25% per year on each of the first four anniversaries of May 3, 2000 and certain restrictions on the shares thereupon lapsed. Mr. Tyra issued a promissory note payable to Broder for the aggregate purchase price of these shares. This note is due November 15, 2007. Recourse interest on this note accrues at the annual short-term federal rate compounded annually. Mr. Tyra pledged shares of our Class A common stock and Class L common stock, Series 1 as collateral for this loan. The maximum amount outstanding under this promissory note in fiscal 2004 was $30,980.63. As of April 26, 2005, the amount outstanding under this promissory note was $31,289.55.

Stock Option Plans

2000 Stock Purchase and Option Plan

Broder adopted the 2000 Stock Purchase and Option Plan which became effective at the time of the May 2000 recapitalization under which employees, directors, consultants or advisors of Broder or its subsidiaries may be granted options to purchase shares of Broder’s authorized but unissued Class A and Class L common stock, Series 1. The maximum number of shares of Broder’s Class A and Class L common stock available for issuance under the Plan is 1,500,000 and 50,000 shares, respectively. As of December 31, 2004, the maximum number of shares available for future grants under the Plan were 408,000 Class A shares and 50,000 Class L common stock, Series 1 shares. During 2000, 550,000 shares of Class A common stock options were authorized at an exercise price of $0.1944 per share (the Tranche I options) and an additional 550,000 shares of Class A common stock options were authorized at an exercise price of $3.41 per share (the Tranche II options). During 2002, 400,000 shares of Class A common stock options were granted at an exercise price of $6.00 per share (Tranche III options). The Tranche III options were cancelled and terminated during 2002. During 2003, 38,000 shares of Class A common stock options (Tranche I) were granted at an exercise price of $0.1944 per share, and 39,000 shares of Class A common stock options (Tranche II) were granted at an exercise price of $3.41. Options expire no later than ten years from the grant date and vest over four years. Vesting may be accelerated in the event of specified transactions, including a change of control.

2004 Executive Stock Option Plan

Broder adopted the 2004 Executive Stock Option Plan on April 21, 2004, under which present and future executives, directors, consultants or advisers of Broder or its subsidiaries may be granted options to purchase shares of Broder’s authorized but unissued Class B and Class L, Series 3 or 4 common stock. The maximum number of shares of Broder’s stock available for issuance under the Plan is 426,174 Class L, Series 3 common shares, 370,820 Class L, Series 4 common shares and 3,954,897 Class B common shares. As of December 31, 2004, the maximum number of shares available for future grants under the Plan were 22,683 Class L, Series 3 common shares, 19,734 Class L, Series 4 common shares and 210,467 Class B common shares. During 2004, options to purchase 403,491 common shares of Class L, Series 3 were granted at an exercise price of $15.75 per share, options to purchase 351,086 common shares of Class L, Series 4 were granted at an exercise price of $13.69 per share and options to purchase 3,744,430 common shares of Class B were granted at an exercise price of $0.1944 per share. Options expire no later than ten years from the grant date and vest over four years. Vesting may be accelerated in the event of specified transactions, including a sale of all or substantially all of the assets of Broder, or a sale or transfer of common shares of Broder in connection with an acquisition by Broder or to a strategic partner.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code sets forth specific requirements relating to the payment of deferred compensation to employees and other service providers. Deferred compensation payments that do not meet these requirements are generally taxed to the employee or service provider when they vest, and may also be subject to a 20% penalty tax, payable by the employee or service provider.

PRINCIPAL STOCKHOLDERS

As of April 26, 2005, the issued and outstanding stock of Broder consisted of: (1) 10,211,111 shares of Class A common stock, par value $0.01 per share; (2) 29,025,688 shares of Class B common stock, par value $0.01 per share; and (3) 7,503,292 shares of Class L common stock, of which 1,000,000 shares are Class L common stock, Series 1, par value $0.01 per share, 966,791 shares are Class L common stock, Series 2, par value $0.01 per share, 2,814,992 shares of Class L common stock, Series 3, par value $0.01 per share and 2,721,509 shares of Class L common stock, Series 4, par value $0.01 per share. Only shares of Class A common stock have voting rights. The Class B common stock and each series of Class L common stock are the same as the Class A common stock except that the Class B common stock and each series of Class L common stock are nonvoting, and each series of Class L common stock is entitled to a preference over the Class A common stock and Class B common stock with respect to any distribution by Broder to holders of its capital stock. After payment of such preference amount, each share of Class A common stock, Class B common stock and Class L common stock shares equally in all distributions by Broder to holders of its common stock.

Unless otherwise noted, the following table sets forth certain information regarding the ownership of common stock as of April 26, 2005, by (1) the beneficial owners of more than 5% of our common stock, (2) each current director and named executive officer and (3) all of our current directors and executive officers as a group.

To our knowledge, each of such stockholders listed in the table below has sole voting and investment power as to the shares shown unless otherwise noted. Beneficial ownership of the common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934, or the “Exchange Act.” The percent of class is calculated based on the number of shares outstanding plus such option shares held by the person or aggregation of persons for which such percentage ownership is being determined. Except as noted below, the address for each of the directors and named executive officers is c/o Broder Bros., Co., Six Neshaminy Interplex, 6th Floor, Trevose, Pennsylvania 19053.

	Shares Beneficially Owned
	Class A Common Stock			Class B Common Stock			Class L Common Stock, Series 1			Class L Common Stock, Series 2			Class L Common Stock, Series 3			Class L Common Stock, Series 4
Name and Address	Number of Shares		Percentage of Class	Number of Shares		Percentage of Class	Number of Shares		Percentage of Class	Number of Shares		Percentage of Class	Number of Shares		Percentage of Class	Number of Shares		Percentage of Class
Principal Stockholders:
Bain Capital Fund VI, L.P. and Related Entities (1)	8,553,957	(7)	80.4%	—		—	944,667	(11)	85.0%	821,966	(13)	85.0%	—		—	—		—
Bain Capital Fund VII, L.P. and Related Entities (2)	—		—	28,455,467	(10)	95.3%	—		—	—		—	3,066,321	(15)	95.3%	2,668,044	(16)	95.3%
Michael Brode (3)	1,060,989	(8)	10.0%	—		—	117,172	(12)	10.5%	101,952	(14)	10.5%	—		—	—		—
Directors and Named Executive Officers:
Edward Conard (4)
Thomas Myers (5)
Stephen Zide (6)
Vincent Tyra (17)	665,859		6.3%	314,231		1.1%	40,403		3.6%	35,156		3.6%	33,861		1.1%	29,463		1.1%
Mark Barrocas (18)	—		—	201,881		*	—		—	—		—	21,755		*	18,929		*
David Hollister (19)	45,000		*	176,545		*	—		—	—		—	19,024		*	16,553		*
Glenn Putnam (20)	—		—	244,215		*	—		—	—		—	26,319		*	22,900		*
Norman Hullinger (21)	30,000		—	76,266		*	—		—	—		—	8,219		*	7,150		*
All Directors and Named Executive Officers as a Group (eight persons)	740,859		7.0%	1,013,158		3.4%	40,403		3.6%	35,156		3.6%	109,178		3.4%	94,995		3.4%

*	Less than one percent.

(1)	The address is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02119.

(2)	The address is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02119.

(3)	The address is 25855 Franklin Park Drive, Franklin, Michigan 48025.

(4)	Mr. Conard is a limited partner of Bain Capital Partners VI, L.P. (“BCP VI”) (whose managing partner is Bain Capital Investors LLC, a Delaware limited liability company (“BCI”)), which is the general partner of Bain Capital Fund VI, L.P. (“Fund VI”). In addition, Mr. Conard is a general partner of BCIP Associates II (“BCIP II”) and BCIP Trust Associates II (“BCIP Trust II”). The managing partner of each of BCIP II and BCIP Trust II is BCI. Mr. Conard is a general partner in BCIP Associates III, LLC (“BCIP III”) and BCIP T Associates III, LLC (“BCIP T III”), and limited partner in Bain Capital Partners VII, L.P. (“BCP VII”), which is the general partner of Bain Capital Fund VII, L.P. (“Fund VII”). Mr. Conard is also a member and managing director of Bain Capital Investors, LLC (“BCI”), which is the managing partner of BCP VII. In such capacities, Mr. Conard has a pecuniary interest in certain of the shares held by the Bain Entities, as defined below. Mr. Conard’s address is c/o Bain Capital, LLC, 745 Fifth Avenue, Suite 3200, New York, New York 10151.

(5)	Mr. Myers is Executive Vice President of BCI. In such capacities, Mr. Myers has a pecuniary interest in certain of the shares held by the Bain Entities. Mr. Myers’ address is c/o Bain Capital, LLC, 745 Fifth Avenue, Suite 3200, New York, New York 10151.

(6)	Mr. Zide is a limited partner of BCP VI, which is the general partner of Fund VI. In addition, Mr. Zide is a general partner of BCIP II, BCIP Trust II, BCIP Associates II-B (“BCIP II-B”) and BCIP Trust Associates II-B (“BCIP Trust II-B”). The managing partner of each of BCIP II, BCIP Trust II, BCIP II-B and BCIP Trust II-B is BCI. Mr. Zide is a general partner in BCIP III and BCIP T III, and also limited partner in BCP VII. Mr. Zide is also a managing director of BCI. In such capacities, Mr. Zide has a pecuniary interest in certain of the shares held by the Bain Entities. Mr. Zide’s address is c/o Bain Capital, LLC, 745 Fifth Avenue, Suite 3200, New York, New York 10151.

(7)	Consists of: (i) 6,436,110 shares of Class A common stock owned by Fund VI; (ii) 21,448 shares of Class A common stock held by PEP Investments PTY Ltd. (“PEP”), a New South Wales company limited by shares for which BCI is attorney-in-fact; (iii) 1,394,979 shares of Class A common stock held by BCIP II; (iv) 245,281 shares of Class A common stock held by BCIP II-B, whose managing partner is BCI; (v) 136,444 shares of Class A common stock held by BCIP Trust II; (vi) 215,328 shares of Class A common stock held by BCIP Trust II-B, whose managing partner is BCI; and (vii) 104,367 shares of Class A common stock held by BCIP Associates II-C (“BCIP II-C” and, together with Fund VI, BCP VI, BCI, PEP, BCIP II, BCIP II-B, BCIP Trust II, BCIP Trust II-B, the “Bain Entities”), whose managing partner is BCI.

(8)	Includes (i) 439,030 shares of Class A common stock held in the Michael T. Brode Revocable Living Trust dated September 13, 1994; and (ii) 621,959 shares held in the Michael T. Brode Irrevocable Electing Small Business Trust Agreement.

(10)	Consists of: (i) 955,707 shares of Class B common stock held by BCIP III; (ii) 116,039 shares of Class B common stock held by BCIP T III; (iii) 390,665 shares of Class B common stock held by BCIP Associates III-B, LLC (“BCIP III-B”); (iv) 48,353 shares of Class B common stock held by BCIP T Associates III-B, LLC (“BCIP T III-B”) and (v) 26,944,703 shares of Class B common stock held by Bain Capital Fund VII, LLC (“Bain Fund VII”).

(11)	Consists of (i) 639,701 shares of Class L common stock, Series 1 owned by Fund VI; (ii) 2,132 shares of Class L common stock, Series 1 owned by PEP; (iii) 114,459 shares of Class L common stock, Series 1 owned by BCIP II; (iv) 30,197 shares of Class L common stock, Series 1 owned by BCIP II-B; (v) 10,373 shares of Class L common stock, Series 1 owned by BCIP II-C; (vi) 37,754 shares of Class L common stock, Series 1 owned by BCIP Trust II; (vii) 15,584 shares of Class L common stock, Series 1 owned by BCIP Trust II-B; and (viii) warrants held by the Bain Entities to purchase 94,466 shares of Class L common stock, Series 1.

(12)	Consists of (i) 43,637 shares held in the Michael T. Brode Living Revocable Trust dated September 13, 1994; (ii) 61,818 shares held in the Michael T. Brode Irrevocable Electing Small Business Trust Agreement; and (iii) warrants to purchase 11,717 shares of Class L common stock, Series 1.

(13)	Consists of (i) 618,456 shares of Class L common stock, Series 2 owned by Fund VI; (ii) 2,062 shares of Class L common stock, Series 2 stock, Series 2 owned by PEP; (iii) 68,784 shares of Class L common stock, Series 2 owned by BCIP II; (iv) 22,123 shares of Class L common stock, Series 2, owned by BCIP II-B; (v) 10,028 shares of Class L common stock, Series 2 owned by BCIP II-C; (vi) 78,375 shares of Class L common stock, Series 2 owned by BCIP Trust II; and (vii) 22,138 shares of Class L common stock, Series 2 owned by BCIP Trust II-B.

(14)	Consists of (i) 42,187 shares of Class L common stock, Series 2 held in the Michael T. Brode Living Revocable Trust dated September 13, 1994; and (ii) 59,765 shares of Class L common stock, Series 2 held in the Michael T. Brode Irrevocable Electing Small Business Trust Agreement.

(15)	Consists of: (i) 84,517 shares of Class L common stock, Series 3 held by BCIP III, LLC; (ii) 19,426 shares of Class L common stock, Series 3 held by BCIP T III; (iii) 39,022 shares of Class L common stock, Series 3 held by BCIP III-B; (iv) 3,553 shares of Class L common stock, Series 3 held by BCIP T III-B; (v) 2,613,170 shares of Class L common stock, Series 3 held by Bain Fund VII, and (vi) warrants held by the Bain Entities to purchase 306,633 shares of Class L common stock, Series 3.

(16)	Consists of: (i) 81,710 shares of Class L common stock, Series 4 held by BCIP III; (ii) 18,781 shares of Class L common stock, Series 4 held by BCIP T III; (iii) 37,726 shares of Class L common stock, Series 4 held by BCIP III-B; (iv) 3,435 shares of Class L common stock, Series 4 held by BCIP T III-B and (v) 2,526,392 shares of Class L common stock, Series 4 held by Bain Fund VII.

(17)	Includes exercisable warrants and/or options that are currently exercisable or exercisable within 60 days to purchase: (i) 150,000 shares of Class A common stock; (ii) 222,463 shares of Class B common stock; (iii) 4,040 shares of Class L common stock, Series 1; (iv) 24,961 shares of Class L common stock, Series 3; and (v) 20,859 shares of Class L common stock, Series 4.

(18)	Includes exercisable warrants and/or options that are currently exercisable or exercisable within 60 days to purchase: (i) 135,347 shares of Class B common stock, (ii) 15,302 shares of Class L common stock, Series 3 and (iii) 12,691 shares of Class L common stock, Series 4.

(19)	Includes exercisable warrants and/or options that are currently exercisable or exercisable within 60 days to purchase: (i) 45,000 shares of Class A common stock, (ii) 148,309 shares of Class B common stock, (iii) 16,286 shares of Class L common stock, Series 3 and (iv) 13,906 shares of Class L common stock, Series 4.

(20)	Includes exercisable warrants and/or options that are currently exercisable or exercisable within 60 days to purchase: (i) 135,347 shares of Class B common stock, (ii) 15,758 shares of Class L common stock, Series 3 and (iii) 12,691 shares of Class L common stock, Series 4.

(21)	Includes exercisable warrants and/or options that are currently exercisable or exercisable within 60 days to purchase: (i) 30,000 shares of Class A common stock, (ii) 59,324 shares of Class B common stock, (iii) 6,576 shares of Class L common stock, Series 3 and (iv) 5,562 shares of Class L common stock, Series 4.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Shareholders Agreement

In connection with the Alpha acquisition, Broder, the Bain Entities and the management stockholders entered into an amended and restated shareholders agreement, on substantially the same terms as the shareholders agreement entered into in connection with the May 2000 recapitalization. The amended and restated shareholders agreement, among other things:

•	requires that each of the parties thereto vote all of his voting securities and to take all other necessary or desirable actions to cause the size of the board of directors to be established by the Bain Entities;

•	grants the management stockholders and Broder participation rights in connection with specified transfers made by the Bain Entities; and

•	requires the management stockholders to consent to a sale of Broder to an independent third party if such sale is approved by holders representing a majority of the shares held by the Bain Entities.

In addition, subject to certain customary exceptions, if Broder proposes to issue or sell any shares of common stock or any securities containing options or rights to acquire common stock or any securities convertible into common stock to any of the Bain Entities, Broder will first offer to each of the management stockholders their pro rata portion of such additional shares at the same price and on the same terms.

Advisory Agreement

In connection with the Alpha acquisition, we amended and restated our existing advisory services agreement with Bain Capital. The current agreement is a discretionary, contingency-based agreement, subject to certain limitations set forth therein. Under the amended and restated advisory services agreement, for the first two full fiscal years following the Alpha acquisition, Bain Capital may be paid a management fee for strategic, financial and other advisory services up to an annual maximum of $1.5 million at the discretion of Broder’s board of directors. Bain Capital received a fee of $0.4 million for fiscal 2003, as a pro rata portion of such fee for the period from the closing of the acquisition through December 31, 2003 and received a fee of $1.5 million for fiscal 2004. For each full fiscal year beginning in 2006, Bain Capital may be paid a fee up to an annual maximum of $3.0 million at the discretion of Broder’s board of directors. Before any such management fees may be paid, EBITDA, as defined in the amended and restated advisory agreement, after giving effect to payment of the management fee, must be greater than $52.0 million in order for Bain Capital to earn a fee. For purposes of calculating the payment of a management fee in 2004, EBITDA in 2004 was adjusted for certain cost savings that were expected to be achieved within twelve months of the agreement, without duplication of such cost savings actually realized through fiscal year 2004, as reviewed and approved by our board of directors in their reasonable discretion. Such actual and expected cost savings may not exceed, in the aggregate, $8.5 million. In an event of a change of control or initial public offering prior to the ten year period, Bain Capital has the right to terminate the agreement and receive a lump sum payment equivalent to three years of advisory fees. The agreement also requires Broder to pay investment banking fees in the amount of one percent of certain prescribed transactions, part of which could be used to offset the quarterly advisory fee otherwise due. We believe that the terms of such amended and restated advisory agreement with Bain Capital are no less favorable than those that could have been obtained pursuant to a similar agreement with an unrelated third party.

Payments for advisory services were $647,000 and $563,000 for the fiscal years ended December 31, 2004 and 2003, respectively. Bain Capital was paid a fee of approximately $4.5 million and $0.4 million upon completion of the Alpha and NES acquisitions, respectively. Bain Capital was paid a fee of approximately $0.5 million in connection with the private placement of $50.0 million aggregate principal amount of the Company’s 11 1/4% Senior Notes.

Registration Agreement

In connection with the acquisition of Alpha, Broder and all of its equity holders (including the Bain Entities) entered into an amended and restated registration agreement on substantially identical terms to the registration agreement entered into in connection with the May 2000 recapitalization. The amended and restated registration rights agreement entitles the Bain Entities to unlimited long-form and short-form demand registrations at any time and at Broder’s expense. Pursuant to the agreement, upon completion of an initial public offering all holders of securities are entitled to piggyback registration rights, also at our expense. The registration agreement includes customary indemnification provisions in favor of controlling persons against liabilities under the Securities Act.

Severance Agreements

Mr. Morof, our former CFO, left the Company in March 2004. His then-existing employment agreement provided that in the event Mr. Morof terminated his employment for “good reason” (as defined in his employment agreement) or his employment was terminated by Broder without “cause” (as defined in his employment agreement), Mr. Morof would have been entitled to continue to receive his then current salary and benefits package for twelve months following the date of such termination. On October 7, 2003, Broder and Mr. Morof amended the employment agreement pursuant to a letter agreement which entitled Mr. Morof to view himself as terminated for “good reason” as of March 31, 2004. Pursuant to such letter, Mr. Morof continued his employment with Broder up to such date under the title of Senior Vice President in order to assist with the integration of Alpha and Broder. The letter provided for a minimum annual base salary and a bonus with respect to fiscal 2003 based on Broder’s performance and consistent with that paid to other senior executives of Broder. The letter further provided that on March 31, 2004, Mr. Morof would be paid a bonus of $100,000 and be entitled to receive severance payments in accordance with his then-existing employment agreement. When he left Broder, all stock and options held by him were repurchased by Broder at fair market value. Through December 25, 2004, we have made approximately $0.2 million in severance payments to Mr. Morof. The remaining severance obligation to Mr. Morof will total approximately $0.1 million.

Allen Menard, our former CEO, left the Company in November 2003. Through December 25, 2004, we have made $0.7 million in severance payments to Mr. Menard. The remaining severance obligations will total approximately $0.1 million.

Bonus Payments

Mr. Allen Menard, who is also the former CEO of Alpha Shirt Holdings, entered into an exit bonus agreement with Alpha on June 1, 2002 under which Mr. Menard would receive an exit bonus if an “exit event” (as defined in the agreement) occurred and Mr. Menard was employed by Alpha on the date of the closing of such exit event. Upon the closing of the Alpha acquisition, Mr. Menard received an exit bonus in the amount of $2,077,731. Also, upon the closing of the Alpha acquisition, other executives and employees of Alpha received transaction bonuses in an aggregate amount of $947,269.

DESCRIPTION OF OTHER OBLIGATIONS

Revolving Credit Facility

In connection with the Alpha acquisition, Broder (for purposes of this description only, the “Borrower”) entered into a revolving credit facility with a syndicate of financial institutions, including Bank One, NA, as Syndication Agent, Fleet Capital Corporation, as Co-Documentation Agent, General Electric Capital Corporation, as Co-Documentation Agent, Standard Federal Bank N.A., as Co-Documentation Agent, UBS Securities LLC, as Arranger, UBS AG Stamford Branch, as Issuing Bank and Administrative Agent, UBS AG, Cayman Islands Branch, as Swingline Lender, and The CIT Group/Commercial Services, Inc., as Collateral Agent. Set forth below is a summary of the terms of the revolving credit facility.

The revolving credit facility provides for a revolving credit facility with an original aggregate principal amount of up to $175.0 million. Portions of the revolving credit facility, in amounts to be agreed upon, will be available as a letter of credit sub-facility and as a swing-line facility. The revolving credit facility is fully and unconditionally guaranteed on a joint and several basis by all of the existing and future direct and indirect material domestic subsidiaries of the Borrower. As of December 31, 2004, we had $105.1 million of unused commitments under the revolving credit facility, subject to borrowing base limitations.

Incremental Increases. The revolving credit facility includes a provision for one or more standby, uncommitted increases, which we refer to as the “incremental increases,” of up to $50 million. The incremental increases may be made available by any of the lenders in their sole discretion, following a request of the Borrower. No lender will be required to commit to any incremental increase.

Security. The revolving credit facility and any interest rate protection facilities or other hedging facilities to which a lender or an affiliate of a lender is a counterparty will be secured by, among other things, perfected first priority pledges of all of the equity interests owned by the Borrower and each of the Borrower’s direct and indirect domestic subsidiaries and 66% of any foreign subsidiaries, and perfected first priority (subject to customary exceptions) security interests in and mortgages on substantially all tangible and intangible assets (including, without limitation, accounts receivable, inventory, equipment, general intangibles, intercompany notes, insurance policies, investment property, intellectual property, real property, cash and proceeds of the foregoing) of the Borrower and the guarantors, wherever located, now or hereafter owned, except, in the case of any foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in adverse tax consequences, and subject to other agreed upon exceptions.

Borrowing Base. The amount from time to time outstanding (including any obligations with respect to letters of credit) under the revolving credit facility shall be based on a borrowing base formula of up to an amount equal to the sum of, without duplication:

(a)	the advance rate of 85% of eligible accounts receivable of Borrower, plus

(b)	the lesser of (1) the advance rate of 65% of eligible inventory of Borrower, or (2) the advance rate of 85% of the net orderly liquidation value of eligible inventory of Borrower, plus

(c)	the aggregate of all Subsidiary Borrowing Bases.

“Subsidiary Borrowing Base” shall mean the lesser of

(a)	the sum of, without duplication:

(i)	the advance rate of 85% of eligible accounts receivable of certain subsidiaries of Borrower which become guarantors under the revolving credit facility (the “Borrowing Base Guarantors”), plus

(ii)	the lesser of (A) the advance rate of 65% of the eligible inventory of the Borrowing Base Guarantors, or (B) the advance rate of 85% of the net orderly liquidation value of eligible inventory of the Borrowing Base Guarantors, and

(b)	the Borrowing Base Guarantor Intercompany Loan Account.

“Borrowing Base Guarantor Intercompany Loan Account” shall mean the sum of (i) the amount of any intercompany advances (including letters of credit issued under the revolving credit facility for the account of the Borrowing Base Guarantors) made to or for the account of the Borrowing Base Guarantors from Borrower and (ii) interest accrued and unpaid on such amount at the rate per annum equal to the Base Rate plus the margin in effect from time to time for Base Rate borrowings under the revolving credit facility.

Actual advance rates and details of eligibility criteria, as well as the levels of collateral that may be included in the borrowing base from subsidiaries of Borrower are to be determined after the collateral audit is completed and shall be subject to reserves (including, without limitation, reserves for secured hedging obligations) and further revision, from time to time, pursuant to specified procedures. Under limited circumstances, the facility may permit advances in excess of the borrowing base.

Interest. At the Borrowers’ option, Base Rate/Prime Rate and LIBOR loans will be available as follows:

Base Rate/Prime Rate Option. Interest will be at the Base Rate plus the applicable interest margin as specified in the revolving credit facility, calculated on the basis of the actual number of days elapsed in a year of 365 days and payable quarterly in arrears. The “Base Rate” is defined as the higher of the federal funds rate, as published by the Federal Reserve Bank of New York, plus  1/2 of 1% and the corporate base rate of UBS AG, as established from time to time at its Stamford Branch.

Base Rate borrowings (other than borrowings under the swing-line facility) may be made on same business day notice and will be in minimum amounts to be agreed upon.

LIBOR Option. Interest will be determined for periods to be selected by Borrower, which we refer to as “interest periods,” of two weeks, one, two, three or six and nine or twelve months (to the extent two week, nine and twelve month borrowing options are available from lenders) and will be at an annual rate equal to the London Interbank Offered Rate, or “LIBOR,” for the corresponding deposits of U.S. dollars, plus the applicable interest margin. Notwithstanding the foregoing, until the earlier of: (i) 60 days following the closing of the revolving credit facility or (ii) completion of the primary syndication of the revolving credit facility, interest will be determined based upon a one week LIBOR period. LIBOR will be determined by the Administrative Agent at the start of each interest period and will be fixed through such period. Interest will be paid at the end of each interest period or, in the case of interest periods longer than three months, quarterly, and will be calculated on the basis of the actual number of days elapsed in a year of 360 days. LIBOR will be adjusted for maximum statutory reserve requirements (if any).

LIBOR borrowings will require three business days’ prior notice and will be in minimum amounts to be agreed upon. The availability of LIBOR loans during the syndication period will be limited.

Default Interest and Fees. Upon the occurrence and during the continuance of a default, interest will accrue on amounts outstanding (excluding letters of credit) under the revolving credit facility at a rate of 2.0% per annum plus the higher of (x) the Base Rate plus the applicable interest margin and (y) LIBOR plus the applicable interest margin, otherwise applicable to such amounts. In the case of stand-by letters of credit, letter of credit fees will accrue at the rate of 2.0% plus the amount otherwise payable thereunder.

Commitment Fees. A commitment fee shall accrue on the unused amounts of the commitments under the revolving credit facility. Such commitment fee will initially be 0.50% per annum, subject to modification pursuant to a pricing grid to be determined on the basis of excess availability for the trailing three-month period. Accrued commitment fees will be payable quarterly in arrears (calculated on a 360-day basis) for the account of the lenders from the closing date of the revolving credit facility.

Covenants. The revolving credit facility contains extensive affirmative and negative covenants customary for a transaction of this type which, among other things, require us to meet certain financial tests, including a minimum interest coverage ratio and minimum levels of EBITDA, as defined in the credit agreement. The revolving credit facility also contains covenants which, among other things, limit:

•	capital expenditures,

•	dispositions of assets and changes of business and ownership,

•	mergers and acquisitions, subject to permitted acquisitions,

•	dividends and restricted payments,

•	indebtedness (including guarantees and other contingent obligations) and preferred stock,

•	loans and investments,

•	liens and further negative pledges,

•	transactions with affiliates, and

•	other matters customarily restricted in such agreements.

The revolving credit facility contains customary events of default including but not limited to:

•	payment defaults,

•	breach of representations and warranties,

•	noncompliance with covenants,

•	bankruptcy,

•	judgments in excess of specified amounts,

•	failure of any guaranty or pledge agreement supporting the senior credit facility to be in full force and effect,

•	defaults under other material instruments or agreements of indebtedness, and

•	a change of control (as such term is defined in the revolving credit facility).

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Broder” refers only to Broder Bros., Co. and not to any of its subsidiaries.

Broder issued the notes under an indenture among itself, the Guarantors and Wachovia Bank, National Association, as trustee, in a private transaction that is not subject to the registration requirements of the Securities Act. See “Notice to Investors.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. Any notes that remain outstanding after completion of the exchange offer, together with the exchange notes issued in the exchange offer will be treated as a single class of securities under the indenture.

The following description is a summary of the material provisions of the indenture and the registration rights agreement, including material covenants contained in the indenture. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture. Unless otherwise required by the context, references in this description to the “notes” includes the outstanding notes issued to the initial purchaser in a private transaction that was not subject to the registration requirements of the Securities Act and the exchange notes, which have been registered under the Securities Act.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes:

•	will be general unsecured obligations of Broder;

•	will be pari passu in right of payment with all existing and future unsecured senior Indebtedness of Broder;

•	will be senior in right of payment to all existing and any future subordinated Indebtedness of Broder; and

•	will be unconditionally guaranteed by the Guarantors.

However, the notes are effectively subordinated to all borrowings under the Credit Agreement, which will be secured by substantially all of the assets of Broder and the Guarantors. See “Risk Factors—Although these notes are referred to as ‘senior notes’ they will be effectively subordinated to our and the subsidiary guarantors’ secured indebtedness including the revolving credit facility.”

The Guarantees

The notes will be guaranteed by all of Broder’s existing Subsidiaries and any future Domestic Subsidiaries that are Material Subsidiaries.

Each guarantee of the notes:

•	will be a general unsecured obligation of the Guarantor;

•	will be pari passu in right of payment with all existing and future unsecured senior Indebtedness of that Guarantor; and

•	will be senior in right of payment with any future subordinated Indebtedness of that Guarantor.

As of the date of the indenture, all of our subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Material Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

Broder issued $175.0 million in aggregate principal amount of notes in connection with the September 22, 2003 offering and $50.0 million in aggregate principal amount of notes in connection with the November 23, 2004 offering. Broder may issue additional notes from time to time. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Material Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Broder issued the notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on October 15, 2010.

Interest on the notes will accrue at the rate of 11.25% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on April 15, 2004, in the case of the notes issued in September 2003, and on April 15, 2005, in the case of the notes issued in November 2004. Broder will make each interest payment to the holders of record on the immediately preceding April 1 and October 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to Broder in a timely manner, Broder will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Broder elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Broder may change the paying agent or registrar without prior notice to the holders of the notes, and Broder or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Broder is not required to transfer or exchange any note selected for redemption. Also, Broder is not required to transfer or exchange any note for a period of 15 days before the mailing of a notice of redemption of notes to be redeemed.

Subsidiary Guarantees

The exchange notes will be guaranteed by all of Broder’s existing Subsidiaries and any future Domestic Subsidiaries that are Material Subsidiaries. These Subsidiary Guarantees will be joint and several obligations of the Guarantors. Each of the Guarantors is a wholly owned subsidiary of Broder, and all of Broder’s currently existing Subsidiaries are guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be full and unconditional, but will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Although these notes are referred to as ‘senior notes’ they will be effectively subordinated to our and the subsidiary guarantors’ secured indebtedness including the revolving credit facility.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than Broder or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture substantially in the form set forth in the indenture; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Subsidiary Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Broder or a Restricted Subsidiary of Broder, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2)	in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) Broder or a Subsidiary of Broder, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3)	if Broder designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4)	upon legal defeasance or satisfaction and discharge of the notes as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

At any time prior to October 15, 2006, Broder may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 111.25% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of notes originally issued under the indenture, excluding notes held by Broder and its Subsidiaries, remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Except pursuant to the preceding paragraph, the notes will not be redeemable at the option of Broder prior to October 15, 2007.

On and after October 15, 2007, Broder may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date (subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on October 15, of the years indicated below:

Year	Percentage
2007	105.625%
2008	102.813%
2009	100.000%

Unless Broder defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions of notes called for redemption on the applicable redemption date.

Mandatory Redemption

Broder is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require Broder to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Broder will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase, subject to the rights of noteholders on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, Broder will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, and is referred to as the “Change of Control Payment Date,” pursuant to the procedures required by the indenture and described in such notice.

Broder will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Broder will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, Broder will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Broder.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

The provisions described above that require Broder to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the leveraged holders of the notes to require that Broder repurchase or redeem the notes in the event of a leveraged, recapitalization, which would increase Broder’s level of indebtedness, or similar transaction that does not qualify as a Change of Control.

Broder will not be required to make a Change of Control Offer upon a Change of Control (1) if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Broder and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The indenture defines “Change of Control” as the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Broder and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal;

(2)	the adoption of a plan relating to the liquidation or dissolution of Broder;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) other than a Principal, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Broder, measured by voting power rather than number of shares; or

(4)	after an Initial Public Offering of Broder, the first day on which a majority of the members of the Board of Directors of Broder are not Continuing Directors.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Broder and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances, there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the properties or assets of Broder and its restricted subsidiaries taken as a whole. As a result, it may be unclear whether a Change of Control has occurred and whether a holder of Notes may require Broder to make an offer to repurchase the notes as described above.

The indenture does not contain provisions that permit the Board of Directors of Broder or the trustee to waive the covenant relating to the holders’ right to require Broder to repurchase all or any part of the holders’ notes upon a Change in Control.

Asset Sales

Broder will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	Broder, or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	in the event of an Asset Sale involving assets or Equity Interests having a Fair Market Value in excess of $2.0 million, such Fair Market Value is determined by Broder’s chief financial officer and set forth in an officers’ certificate delivered to the trustee; and

(3)	at least 75% of the consideration received in the Asset Sale by Broder or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on Broder’s most recent consolidated balance sheet, of Broder or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Broder or such Restricted Subsidiary from further liability;

(b)	any securities, notes or other obligations received by Broder or any such Restricted Subsidiary from such transferee that are converted by Broder or such Restricted Subsidiary into cash within 90 days following the consummation of such Asset Sale, to the extent of the cash received in that conversion;

(c)	Designated Noncash Consideration; and

(d)	any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Broder, or the applicable Restricted Subsidiary, as the case may be, may apply those Net Proceeds at its option:

(1)	to repay Indebtedness and other Obligations under Credit Facilities and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Broder;

(3)	to make capital expenditures;

(4)	to acquire other assets that are used or useful in a Permitted Business; and/or

(5)	any combination of the preceding.

Pending the final application of any Net Proceeds, Broder may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, Broder will make an Asset Sale Offer to all holders of notes and, at the option of Broder unless otherwise required by the terms of the Asset Sale Offer, all holders of other Indebtedness that is pari passu with the notes to purchase the maximum principal amount of notes and such other pari passu Indebtedness, if applicable, that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Broder may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Broder will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Broder will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

The agreements governing Broder’s other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require Broder to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Broder. In the event a Change of Control or Asset Sale occurs at a time when Broder is prohibited from purchasing notes, Broder could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Broder does not obtain a consent or repay those borrowings, Broder will remain prohibited from purchasing notes. In that case, Broder’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, likely constitute a default under the other indebtedness. Finally, Broder’s ability to pay cash to the holders of notes upon a repurchase may be limited by Broder’s then existing financial resources. See “Risk Factors—We may not be able to satisfy our obligations to the holders of the notes upon a change of control.”

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Material Covenants

Restricted Payments

Broder will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of Broder’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Broder or any of its Restricted Subsidiaries) or to the direct or indirect holders of Broder’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Broder);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Broder) any Equity Interests of the Company or any direct or indirect parent of the Company (other than any such Equity Interests owned by Broder or any Restricted Subsidiary of Broder);

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of Broder or any Guarantor that is subordinated to the notes or any Subsidiary Guarantee (excluding any intercompany Indebtedness between or among Broder and any of its Restricted Subsidiaries), except (i) a payment of interest or principal at the Stated Maturity thereof or (ii) a payment, purchase, redemption, defeasance, acquisition or retirement of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of payment, purchase, redemption, defeasance, acquisition or retirement; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	Broder would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Broder and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (8), (10) and (13) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of Broder for the period (taken as one accounting period) from June 30, 2003, to the end of Broder’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b)	100% of (i) the aggregate net cash proceeds received by Broder since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Broder (other than Disqualified Stock) or from the issue or sale of Disqualified Stock or debt securities of Broder which Disqualified Stock or debt securities have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Broder) and (ii) Qualified Holdco Proceeds, plus

(c)	to the extent that any Restricted Investment that was made after the date of the indenture is sold or otherwise liquidated or repaid, 100% of any cash received in connection therewith, plus

(d)	to the extent that any Unrestricted Subsidiary of Broder is redesignated as a Restricted Subsidiary or a merger or consolidation of any Unrestricted Subsidiary into Broder or any of its Restricted Subsidiaries occurs, in each case after the date of the indenture, the Fair Market Value of Broder’s Investment in such Subsidiary as of the date of such redesignation or such merger or consolidation, plus

(e)	50% of any dividends received by Broder or a Restricted Subsidiary of Broder after the date of the indenture from an Unrestricted Subsidiary of Broder, to the extent that such dividends were not otherwise included in Consolidated Net Income of Broder for such period.

The preceding provisions will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the sale within 30 days (other than to a Subsidiary of Broder) of, Equity Interests of Broder (other than Disqualified Stock) or from the contribution within 30 days of common equity capital to Broder or from the elimination of the deferred compensation liability not to exceed $2.0 million assumed in connection with the Transactions to the extent exchanged for Equity Interests of Broder; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3) (b) of the preceding paragraph;

(3)	the defeasance, redemption, repurchase or other acquisition of Indebtedness of Broder or any Guarantor that is contractually subordinated to the notes or to any Subsidiary Guarantee with the net cash proceeds from an incurrence within 30 days of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend or other distribution (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Broder to the holders of its Equity Interests on a pro rata basis;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Broder or any direct or indirect parent of Broder held by any present, future or former officer, director, employee or consultant of Broder or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, management equity agreement, shareholders’ agreement or similar agreement; provided that such repurchase, redemption or other acquisition or retirement occurs within 60 days that such person ceases to be such an officer, director, employee or consultant;

(6)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7)	so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to (i) holders of any class or series of Disqualified Stock of Broder or any class or series of Disqualified Stock or preferred stock of any Guarantor issued on or after the date of the indenture pursuant to the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (ii) holders of any class or series of preferred stock (other than Disqualified Stock) of Broder issued after the date of the indenture; provided that at the time of such issuance and after giving pro forma effect thereto, Broder would have been able to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8)	any payments made by Broder in connection with the Transactions;

(9)	payments, advances, loans or expense reimbursements made to any direct or indirect parent corporation of Broder to permit the payment by such entity of reasonable general operating expenses, accounting, legal, corporate reporting and administrative expenses incurred in the ordinary course of its business in an amount not to exceed $1.0 million per annum (or $2.0 million per annum after the consummation of an Initial Public Offering by any direct or indirect parent of Broder);

(10)

(a) for so long as Broder is a member of a group filing a consolidated or combined tax return with a parent corporation, payments to the parent in respect of an allocable portion of the tax liabilities of such group that is attributable to Broder and its Subsidiaries (“Tax Payments”); provided, that the Tax Payments shall not exceed the lesser of (A) the amount of the relevant tax (including any penalties and interest) that Broder would owe if Broder were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of Broder and such Subsidiaries from other taxable years and (B) the net amount of the relevant tax that the parent actually owes to the appropriate taxing authority; provided, further, that any Tax Payments received from Broder shall be paid over to the appropriate taxing authority within 30 days of the parent’s receipt of such Tax Payments or refunded to Broder or (b) for so long as Broder is organized as a limited liability company or partnership, the payment of Permitted Tax Distributions;

(11)	the repurchase, redemption or other acquisition or retirement for value of Indebtedness that is subordinated to the notes or any Subsidiary Guarantee with Excess Proceeds to the extent such Excess Proceeds are permitted to be used for general corporate purposes under the covenant entitled “—Repurchase at the Option of Holders—Asset Sales;”

(12)	other Restricted Payments in an amount not to exceed $5.0 million;

(13)	dividends, advances, loans or other distributions to any direct or indirect parent of Broder to enable such entity to make any payment of interest or principal on any Qualified Holdco Indebtedness; provided that any such dividend, advance, loan or other distribution is used promptly by such parent solely to make such payment; and

(14)	the repurchase, redemption or other acquisition for value of Capital Stock of Broder or any direct or indirect parent of Broder representing fractional shares of such Capital Stock in connection with a merger, consolidation, amalgamation or other combination involving Broder or any direct or indirect parent of Broder.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Broder or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $5.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

Broder will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Broder will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Broder may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for Broder’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least: (i) 2.25 to 1 in the case of any incurrence or issuance on or before December 31, 2004; and (ii) 2.5 to 1 in the case of any incurrence or issuance after December 31, 2004, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period;

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)

the incurrence by Broder and any of its Restricted Subsidiaries of additional Indebtedness under Credit Facilities and/or the incurrence by a Receivables Subsidiary of Indebtedness pursuant to a Qualified Receivables Transaction in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Broder and its Restricted Subsidiaries thereunder) not to exceed the greater of (i) $175.0 million and (ii) the amount of the Borrowing Base, in each case less the aggregate amount of all Net Proceeds of Asset Sales applied by Broder or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales,” and less the aggregate amount of all other permanent commitment reductions with respect to the total commitments under revolving credit borrowings under a Credit Facility and Qualified Receivables Transactions that have been made by Broder or any of its Restricted Subsidiaries since the date of the indenture;

(2)	the incurrence by Broder and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by Broder and the Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees to be issued on the date of the indenture and the exchange notes and the related Subsidiary Guarantees to be issued pursuant to the registration rights agreement;

(4)	the incurrence by Broder or any of its Restricted Subsidiaries of Indebtedness (including Capital Lease Obligations, mortgage financings or purchase money obligations), in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement or lease of property (real or personal), plant or equipment (whether through the direct acquisition of such assets or the acquisition of Capital Stock of any Person owning such assets) within 180 days thereafter used in the business of Broder or any of its Restricted Subsidiaries, in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of (i) $10.0 million and (ii) 2.5% of Total Assets;

(5)	the incurrence by Broder or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (13) or (14) of this paragraph;

(6)	the incurrence by Broder or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Broder and any of its Restricted Subsidiaries; provided, however, that:

(a)	if Broder or any Guarantor is the obligor on such Indebtedness and the payee is not Broder or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Broder, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Broder or a Restricted Subsidiary of Broder and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Broder or a Restricted Subsidiary of Broder;

will be deemed, in each case, to constitute an incurrence of such Indebtedness by Broder or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of Broder’s Restricted Subsidiaries to Broder or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Broder or a Restricted Subsidiary of Broder; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either Broder or a Restricted Subsidiary of Broder;

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by Broder or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9)	the guarantee by (i) Broder or any of the Guarantors of any Indebtedness of Broder or a Guarantor and (ii) any Restricted Subsidiary of Broder that is not a Guarantor of any Indebtedness of Broder or any Restricted Subsidiary of Broder, in each case that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated to the same extent as the Indebtedness guaranteed;

(10)	Indebtedness incurred by Broder or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business including, without limitation, in respect of workers’ compensation claims or self insurance, other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims and obligations in respect of performance and surety bonds provided by Broder or any Restricted Subsidiary of Broder in the ordinary course of business;

(11)	the incurrence by Broder or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12)	Indebtedness arising from agreements of Broder or a Restricted Subsidiary of Broder providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the acquisition or disposition of any business, assets or a Restricted Subsidiary of Broder in accordance with the terms of the indenture, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that, with respect to any such disposition, the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Broder and its Restricted Subsidiaries in connection with such disposition;

(13)	the incurrence of Indebtedness and/or the issuance of preferred stock by Foreign Subsidiaries; provided that the aggregate principal amount of Indebtedness incurred pursuant to this clause (13), including all Permitted Refinancing Indebtedness incurred to refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (13), and the aggregate liquidation value of all preferred stock issued pursuant to this clause (13), does not exceed $10.0 million at any one time outstanding; and

(14)	the incurrence by Broder or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (14), not to exceed $15.0 million.

Broder will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Broder or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Subsidiary Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Broder solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of this covenant, any Qualified Holdco Indebtedness incurred in reliance upon Broder’s ability to incur Permitted Debt will be treated as incurred by Broder for purposes of determining whether additional Permitted Debt can be incurred for so long as such Qualified Holdco Indebtedness remains outstanding. For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock”

covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Broder will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under the Credit Agreement outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of such Disqualified Stock is included in Fixed Charges of Broder as accrued. For purposes of this covenant and the calculation of the Fixed Charge Coverage Ratio, shares of Broder’s Class L common stock (Series 1 and Series 2) in the form in which such stock exists on the date of the indenture will not be considered preferred stock.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Broder or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values. The principal amount of any Indebtedness supported by a letter of credit issued under a Credit Facility in accordance with clause (1) above shall not be deemed a separate incurrence of Indebtedness for purposes of this covenant, but only to the extent of the stated amount of such letter of credit.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such asset at the date of determination, and

(b)	the amount of the Indebtedness of the other Person.

Liens

Broder will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Broder will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to Broder or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Broder or any of its Restricted Subsidiaries;

(2)	make loans or advances to Broder or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to Broder or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)	the indenture, the notes and the Subsidiary Guarantees (including the exchange notes and related Subsidiary Guarantees);

(3)	applicable law, rule, regulation or order;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by Broder or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	any Indebtedness secured by a Lien that was otherwise permitted to be incurred under the provisions of the covenant described above under the captions “—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Liens” that limits the right of the debtor to dispose of the assets subject to such Liens;

(10)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of Broder’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12)	Indebtedness or other contractual requirements or restrictions of a Receivables Subsidiary in connection with a Qualified Receivables Transaction, provided that such restrictions apply only to such Receivables Subsidiary;

(13)	Indebtedness of a Foreign Subsidiary incurred pursuant to clause (13) of the second paragraph of the covenant entitled “Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that such restrictions apply only to such Foreign Subsidiary;

(14)	Indebtedness incurred pursuant to clause (14) of the second paragraph of the covenant entitled “Incurrence of Indebtedness and Issuance of Preferred Stock”; provided, however, that the Board of Directors of Broder determines in good faith at the time such dividend or other payment restrictions are created that they do not materially adversely affect Broder’s ability to fulfill its Obligations under the notes; and

(15)	any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the first paragraph above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (14) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Broder’s Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of Assets

Broder may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Broder is the surviving corporation); or (2) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of Broder and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1)	either: (a) Broder is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Broder) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the U.S., any state of the U.S. or the District of Columbia; provided that if the Person is a partnership or limited liability company, a corporation wholly owned by such Person organized or existing under the laws of the U.S., any state of the U.S. or the District of Columbia that does not and will not have any material assets or operations becomes a co-issuer of the notes pursuant to a supplemental indenture substantially in the form set forth in the indenture;

(2)	the Person formed by or surviving any such consolidation or merger (if other than Broder) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of Broder under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	Broder or the Person formed by or surviving any such consolidation or merger (if other than Broder), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, Broder may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1)	a merger of Broder with an Affiliate solely for the purpose of reincorporating Broder in another jurisdiction;

(2)	any sale, transfer, assignment, conveyance, lease or other disposition of assets between or among Broder and any of its Wholly Owned Restricted Subsidiaries; and

(3)	any consolidation or merger between or among Broder and any of the Guarantors.

Transactions with Affiliates

Broder will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Broder (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to Broder or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Broder or such Restricted Subsidiary with an unrelated Person; and

(2)	Broder delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to Broder or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment or other compensation arrangement or agreement, employee benefit plan, officer and director indemnification agreement or any similar arrangement entered into by Broder or any of its Restricted Subsidiaries in the ordinary course of business;

(2)	transactions between or among Broder and any of its Restricted Subsidiaries and transactions between Broder or any of its Restricted Subsidiaries and a Receivables Subsidiary and a Receivables Subsidiary and any Person in which the Receivables Subsidiary has an Investment;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of Broder) that is an Affiliate of Broder solely because Broder owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of Broder and the payment of customary indemnification to directors and officers of Broder or any direct or indirect parent of Broder;

(5)	any issuance or sale of Equity Interests (other than Disqualified Stock) of Broder to Affiliates of Broder;

(6)	Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments”;

(7)

the payment of customary management, consulting and advisory fees and related expenses to the Principals and their Affiliates made pursuant to any financial advisory, financing, underwriting or placement agreement or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which are approved by the Board of Directors of Broder or such Restricted Subsidiary in good faith; provided, however, that any such annual management fee or fee payable with respect to a particular transaction does not individually exceed $2.0 million;

(8)	loans or advances to employees or consultants in the ordinary course of business;

(9)	the Transactions and the payment of all fees and expenses related to the Transactions;

(10)	transactions affected pursuant to the Current Agreements as in effect on the date of the indenture or any amendment, modification or replacement of the indenture; provided that any payments required to be made by Broder or any of its Restricted Subsidiaries pursuant to any such agreement after the effectiveness of any such amendment, modification or replacement are no greater than the payments required to be made by Broder or any of its Restricted Subsidiaries pursuant to such agreement prior to the effectiveness of such amendment, modification or replacement; and

(11)	transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture that are on terms no less favorable than those that would have been obtained in a comparable transaction with an unrelated party or that have been approved by a majority of the disinterested members of the Board of Directors.

Business Activities

Broder will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Broder and its Restricted Subsidiaries taken as a whole.

Additional Subsidiary Guarantees

If Broder or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture that at any time is or becomes a Material Subsidiary (other than a Receivables Subsidiary), then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture, substantially in the form set forth in the indenture, and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the first date after which it was acquired or created and constitutes a Material Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Broder and its Restricted Subsidiaries in the Subsidiary designated as unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by Broder. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Payments for Consent

Broder will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission’s rules and regulations, so long as any notes are outstanding, Broder will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if Broder were required to file such reports; and

(2)	all current reports that would be required to be filed with the Commission on Form 8-K if Broder were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Broder’s consolidated financial statements by Broder’s certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, Broder will file a copy of each of the reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the Commission will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, Broder is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Broder will nevertheless continue filing the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. Broder agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the preceding, the Commission will not accept Broder’s filings for any reason, Broder will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if Broder were required to file those reports with the Commission.

If Broder designates any of its Subsidiaries as Unrestricted Subsidiaries and such Subsidiary, either individually or taken together with all other Unrestricted Subsidiaries, constitutes a Significant Subsidiary, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of Broder and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Broder.

In addition, Broder and the Guarantors agree that, for so long as any notes remain outstanding, at any time they are not required to file the reports required by the preceding paragraphs with the Commission, it they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes;

(2)	default in payment when due of the principal of, or premium, if any, on the notes;

(3)	failure by Broder or any of its Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements in the indenture;

(4)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Broder or any of its

Restricted Subsidiaries (or the payment of which is guaranteed by Broder or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay at final stated maturity (giving effect to any extension thereof) the principal amount of any Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(5)	failure by Broder or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after such judgments become final and non-appealable;

(6)	except as permitted by the indenture, any Subsidiary Guarantee (other than a Subsidiary Guarantee issued by a Guarantor that is not a Significant Subsidiary) shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee (other than a Subsidiary Guarantee issued by a Guarantor that is not a Significant Subsidiary);

(7)	Broder or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary that, taken together, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law: commences a voluntary case, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a custodian of it or for all or substantially all of its property, makes a general assignment for the benefit of its creditors, or generally is not paying its debts as they become due; and

(8)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a)	is for relief against the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary in an involuntary case;

(b)	appoints a custodian of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(c)	orders the liquidation of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Broder, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided that so long as any Indebtedness permitted to be incurred pursuant to Credit Facilities is outstanding, such acceleration will not be effective until the earlier of (1) the acceleration of such Indebtedness under the Credit Facilities or (2) five business days after receipt by Broder of written notice of such acceleration.

Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of such request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Broder with the intention of avoiding payment of the premium that Broder would have had to pay if Broder then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to October 15, 2007, by reason of any willful action or inaction taken or not taken by or on behalf of Broder with the intention of avoiding the prohibition on redemption of the notes prior to October 15, 2007, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

Broder is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Broder is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Broder or any Guarantor, as such, will have any liability for any obligations of Broder or the Guarantors under the notes, the indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver may not be effective to waive liabilities under the federal securities laws. This waiver would apply to legal principles in which such directors, officers, employees, incorporators or stockholders could be held liable for obligations of Broder or the Guarantors under the notes, the indenture or the Subsidiary Guarantees, such as alter ego, piercing the corporate veil, fraudulent conveyance and other enterprise liability tort principles.

Legal Defeasance and Covenant Defeasance

Broder may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2)	Broder’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and Broder’s and the Guarantor’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

In addition, Broder may, at its option and at any time, elect to have the obligations of Broder and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	Broder must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and Broder must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, Broder has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Broder has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, Broder has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Broder or any Guarantor is a party or by which Broder or any Guarantor is bound;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Broder or any of its Subsidiaries is a party or by which Broder or any of its Subsidiaries is bound;

(6)	Broder must deliver to the trustee an officers’ certificate stating that the deposit was not made by Broder with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of Broder or others; and

(7)	Broder must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each noteholder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)	release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, Broder, the Guarantors and the trustee may amend or supplement the indenture, the notes or any Subsidiary Guarantee:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of Broder’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of Broder’s assets;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

(6)	to conform the text of the indenture or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees or the notes.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Broder, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Broder or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Broder or any Guarantor is a party or by which Broder or any Guarantor is bound;

(3)	Broder or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	Broder has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Broder must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Broder or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Broder Bros., Co., 6 Neshaminy Interplex, 6th Floor, Trevose, Pennsylvania 19053, Attention: Chief Financial Officer.

Book-entry, Delivery and Form

The exchange notes will be issued in global form, without interest coupons and are referred to herein as the “Global Notes.”

The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of Cede & Co. as nominee of DTC, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitle to receive physical delivery of notes in certificated form.

Depository Procedures

The following is a description of the operations and procedures of DTC, Euroclear and Clearstream. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Broder takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Broder that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Broder that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the registrar with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, Broder and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Broder, the trustee nor any agent of Broder or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Broder that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Broder. Neither Broder nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and Broder and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Broder that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the preceding procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither Broder nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1)	DTC (a) notifies Broder that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Broder fails to appoint a successor depositary;

(2)	Broder, at its option elects to exchange the Global Notes (in whole but not in part) for definitive notes and delivers a written notice to such effect to the trustee; or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Same Day Settlement and Payment

Broder will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Broder will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in the PORTALSM market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Broder expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day

(which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Broder that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings. No person (other than Broder or any Subsidiary of Broder in whom a Receivables Subsidiary makes an Investment in connection with a Qualified Receivables Transaction) will be deemed to be an Affiliate of Broder or any of its Subsidiaries solely by reason of such Investment.

“Asset Acquisition” means: (a) an Investment by Broder or any Restricted Subsidiary of Broder in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary of Broder, or shall be merged with or into Broder or any Restricted Subsidiary of Broder, or (b) the acquisition by Broder or any Restricted Subsidiary of Broder of all or substantially all of the assets of any other Person or any division or line of business of any other Person.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights (other than in the ordinary course of business); provided that the sale, conveyance or other disposition of all or substantially all of the assets of Broder and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Material Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of Broder’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets or Equity Interests having a Fair Market Value of less than $1.0 million;

(2)	a transfer of assets or Equity Interests between or among Broder and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of Broder to Broder or to a Restricted Subsidiary of Broder;

(4)	the sale or lease of products, services or accounts receivable or the licensing of intellectual property, in each case in the ordinary course of business, and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	sales of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Subsidiary for the fair market value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, it being understood that, for the purposes of this clause (6), notes received in exchange for the transfer of accounts receivable and related assets will be deemed cash if the Receivables Subsidiary or other payor is required to repay said notes as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of Broder entered into as part of a Qualified Receivables Transaction;

(7)	transfers of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Transaction; and

(8)	a Restricted Payment that does not violate the covenant described above under the caption “—Material Covenants—Restricted Payments” or a Permitted Investment.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee of the corporation duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to:

(1)	80% of the face amount of all accounts receivable owned by Broder and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date that were not more than 60 days past due; plus

(2)	60% of the book value of all inventory owned by Broder and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date;

provided, however, that (a) if Indebtedness is being incurred to finance an acquisition pursuant to which any accounts receivable or inventory will be acquired (whether through the direct acquisition of assets or the acquisition of Capital Stock of a Person), Borrowing Base shall include the applicable percentage of any accounts receivable and inventory to be acquired in connection with such acquisition and (b) any accounts receivable owned by a Receivables Subsidiary, or which Broder or any of its Subsidiaries has agreed to transfer to a Receivables Subsidiary, shall be excluded for purposes of determining such amount.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the preceding any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 12 months from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within 12 months after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control Offer” has the meaning assigned to it in the indenture.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary loss (including any loss on extinguishment or conversion of Indebtedness) plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale (without giving effect to the $1.0 million threshold provided in the definition thereof), to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for income taxes determined in accordance with GAAP of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash items (excluding any such non-cash item to the extent that it represents an accrual of or reserve for cash items in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash items were deducted in computing such Consolidated Net Income; plus

(5)	any reasonable expenses or charges related to any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the indenture or related to the Transactions and, in each case, deducted in such period in computing Consolidated Net Income; plus

(6)	the amount of any restructuring charges (including without limitation retention, severance, facility closure costs and benefit charges) relating to the Transactions and any other acquisitions completed after the date of the indenture, in each case that were deducted in such period in computing Consolidated Net Income; minus

(7)	non-cash items increasing such Consolidated Net Income for such period, other than (i) the accrual of revenue in the ordinary course of business and (ii) reversals of prior accruals or reserves for cash items previously excluded from Consolidated Cash Flow pursuant to clause (4) of this definition;

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be excluded, except to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	any non-cash goodwill or other intangible asset impairment charges incurred subsequent to the date of the indenture resulting from the application of SFAS No. 142 will be excluded;

(5)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(6)	any non-recurring costs and expenses incurred in connection with the Transactions shall be excluded;

(7)	any non-cash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity-incentive programs shall be excluded; and

(8)	inventory purchasing accounting adjustments made as a result of the Transactions and any other acquisition transactions shall be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Broder who:

(1)	was a member of such Board of Directors on the date of the indenture; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agreement” means that certain Credit Agreement, dated as of September 22, 2003 by and among Broder and the Lenders as defined therein and UBS AG, Stanford Branch, as Administrative Agent, providing for up to $175.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (including increasing the amount loaned thereunder provided that such additional Indebtedness is incurred in accordance with the covenant described under “Incurrence of Indebtedness and Issuance of Preferred Stock”).

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders (including sales of debt securities to institutional lenders) providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Current Agreements” means:

(1)	the Shareholders Agreement dated May 3, 2000, among Broder, the Bain Capital Entities and the stockholders whose names appear on the signature pages thereto;

(2)	the Amended and Restated Advisory Agreement, dated as of September 22, 2003, between Broder and Bain Capital;

(3)	the Registration Rights Agreement, dated as of September 22, 2003, among Broder, the Guarantors and the Initial purchaser;

(4)	the two Promissory Notes dated as of May 3, 2000 and the Promissory Note dated as of November 15, 2001, executed by Mr. Tyra in favor of Broder and any security documents related thereto; and

(5)	the Promissory Note dated as of November 15, 2001, executed by Mr. Morof in favor of Broder and any security documents related thereto.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by Broder or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers’ certificate setting forth such valuation and the basis therefore; provided that noncash consideration received in connection with an Asset Sale may be designated as Designated Noncash Consideration only to the extent that the aggregate fair market value of such noncash consideration plus the fair market value of all noncash consideration that, since the date of the indenture, has been designated as Designated Noncash Consideration (such fair market value being measured at the time of such designation) and has not been converted into cash or Cash Equivalents pursuant to a sale or otherwise, does not exceed the greater of $10.0 million and 2.5% of Total Assets.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Broder to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Broder may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Material Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Broder and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of Broder that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of Broder.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private offering of Qualified Capital Stock of Broder.

“Exchange Offer” has the meaning set forth for such term in the registration rights agreement.

“Exchange Notes” means the notes issued in the Exchange Offer pursuant to the registration rights agreement.

“Existing Indebtedness” means Indebtedness existing on the date of the indenture.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Broder (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that (i) the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock or (ii) any Qualified Holdco Indebtedness is incurred, repaid, repurchased, redeemed, defeased or otherwise discharged, in any case subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)

acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-

quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act and, in addition, including any Pro Forma Cost Savings) as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of (i) such Person and its Restricted Subsidiaries for such period and (ii) the issuer or borrower of any Qualified Holdco Indebtedness to the extent attributable to such Qualified Holdco Indebtedness, in each case whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates (but excluding the amortization or write-off of deferred financing fees in connection with the Transactions); plus

(2)	the consolidated interest of (i) such Person and its Restricted Subsidiaries that was capitalized during such period and (ii) the issuer or borrower of any Qualified Holdco Indebtedness that was capitalized during such period to the extent attributable to such Qualified Holdco Indebtedness; plus

(3)	any interest accruing on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Broder (other than Disqualified Stock) or to Broder or a Restricted Subsidiary of Broder, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary that is not a Domestic Subsidiary.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means each of:

(1)	TSM Acquisition Co., a Delaware corporation; and

(2)	any other subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage or hedge interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to manage, protect or hedge such Person against fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding current or noncurrent accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property (excluding trade payables) or services due more than six months after such property is acquired or such services are completed; or

(6)	representing the net amount owing under any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

“Initial Public Offering” means the first underwritten public offering of Qualified Capital Stock by Broder or by any direct or indirect parent of Broder, in either case pursuant to a registration statement (other than a registration statement on Form S-4 or S-8) filed with the Commission in accordance with the Securities Act for aggregate net cash proceeds of at least $25.0 million.

“Initial Purchaser” means UBS Securities LLC.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Broder or any Subsidiary of Broder sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Broder such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Broder, Broder will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Broder’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Material Covenants—Restricted Payments.” The acquisition by Broder or any Subsidiary of Broder of a Person that holds an Investment in a third Person will be deemed to be an Investment by Broder or such Subsidiary in such third Person that were acquired in contemplation of the acquisition by Broder or any of its Subsidiaries in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Material Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell give a security interest in and, except in connection with any Qualified Receivables Transaction, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Liquidated Damages” means all Liquidated Damages then owing pursuant to the registration rights agreement.

“Material Subsidiary” means any Domestic Subsidiary (other than a Receivables Subsidiary) that at any time has Total Assets of $500,000 or more.

“Net Income” means, with respect to any specified Person, the net income or loss, as applicable, of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends or accretion, less the amount of any payments made pursuant to clause (13) of the second paragraph of the covenant entitled “Restricted Payments” to enable the issuer or borrower of any Qualified Holdco Indebtedness to make a payment of interest thereon, but excluding, however:

(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale (without giving effect to the $1.0 million threshold provided for in the definition thereof); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any gain or loss classified as extraordinary, unusual or nonrecurring (including without limitation severance, relocation and other restructuring costs), together with any related provision for taxes on such items.

“Net Proceeds” means the aggregate cash proceeds received by Broder or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration, including without limitation Designated Noncash Consideration, received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under a Credit Facility) secured by a Lien on the asset or assets that were the subject of such Asset Sale and the amounts of any reserve for adjustment in respect of the sale price of such asset or assets or liabilities associated with such asset or assets, in each case established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither Broder nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Broder or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Broder or any of its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means any business that derives a majority of its revenues from the distribution or sale of imprintable sportswear and accessories and activities that are reasonably similar, ancillary or related to, or a reasonable extension or expansion of, the businesses in which Broder and its Restricted Subsidiaries are engaged on the date of the indenture.

“Permitted Investments” means:

(1)	any Investment in (i) Broder or in a Restricted Subsidiary of Broder that is a Guarantor and (ii) in one or more Foreign Subsidiaries of Broder in an aggregate amount not to exceed $10.0 million;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by Broder or any Restricted Subsidiary of Broder in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of Broder and, with respect to a Domestic Subsidiary, a Guarantor; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Broder or a Restricted Subsidiary of Broder that is a Guarantor or a Foreign Subsidiary of Broder;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5)	Investments made solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Broder;

(6)	any Investments received in compromise or resolution of (A) obligations of trade creditors, suppliers or customers that were incurred in the ordinary course of business of Broder or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor, supplier or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees made in the ordinary course of business of Broder or the Restricted Subsidiary of Broder in an aggregate principal amount not to exceed $2.0 million at any one time outstanding;

(9)	repurchases of the notes;

(10)	Investments existing on the date of the indenture;

(11)	Guarantees otherwise permitted by the terms of the indenture;

(12)	the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by Broder or a Restricted Subsidiary of Broder in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction; provided, that such other Investment is in the form of a note or other instrument that the Receivables Subsidiary or other Person is required to repay from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of Broder entered into as part of a Qualified Receivables Transaction;

(13)	other Investments in any Person other than an Affiliate of Broder having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding not to exceed $10.0 million; provided, however, that if an Investment pursuant to this clause (13) is made in any Person that is not a Restricted Subsidiary of Broder at the date of the making of the Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above, and shall cease to have been made pursuant to this clause (13).

“Permitted Liens” means:

(1)	Liens on assets of Broder or any of its Restricted Subsidiaries securing Indebtedness and other Obligations under Credit Facilities that was incurred pursuant to clause (1), (13) or (15) of the definition of Permitted Debt and/or securing Hedging Obligations related thereto;

(2)	Liens in favor of Broder or any of its Restricted Subsidiaries;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Broder or any Subsidiary of Broder; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Broder or the Subsidiary;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by Broder or any Subsidiary of Broder; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Material Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7)	Liens existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)	Liens created for the benefit of (or to secure) the notes (or the Subsidiary Guarantees);

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)	the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancings, refunding, extension, renewal or replacement;

(13)	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course or business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contacts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(14)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

(15)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of Broder or any of its Restricted Subsidiaries, including rights of offset and set-off;

(16)	leases or subleases granted to others that do not materially interfere with the ordinary course of business of Broder and its Restricted Subsidiaries;

(17)	Liens on assets of Broder or a Receivables Subsidiary incurred in connection with a Qualified Receivables Transaction;

(18)	Liens arising from filing Uniform Commercial Code financing statement regarding leases;

(19)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(20)	Liens securing Hedging Obligations which Hedging Obligations relate to Indebtedness that is otherwise permitted under the Indenture; and

(21)	Liens incurred in the ordinary course of business of Broder or any Subsidiary of Broder with respect to obligations that do not exceed $5.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of Broder or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge other Indebtedness of Broder or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2)	(a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the notes, the Permitted Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the notes, the Permitted Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the notes;

(3)	such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(5)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded was incurred either by Broder or by any Guarantor, such Permitted Refinancing Indebtedness is incurred by Broder or any Guarantor and, if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded was incurred by a Restricted Subsidiary that is not a Guarantor, such Permitted Refinancing Indebtedness is incurred by such Restricted Subsidiary.

“Permitted Tax Distributions” means the payment of any distributions to permit direct or indirect beneficial owners of shares of Capital Stock of Broder to pay federal, state or local income tax liabilities arising from income to Broder and attributable to them solely as a result of Broder’s and any intermediate entity through which the holder owns such shares being a limited liability company, partnership or similar entity for federal income tax purposes.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means Bain Capital Investors, LLC and any of its Affiliates.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in costs and related adjustments that occurred during the four-quarter reference period or after the end of the four-quarter reference period and on or prior to the transaction date that were (i) directly attributable to an Asset Acquisition or Asset Sale and calculated on a basis that is consistent with Article 11 of Regulation S-X under the Securities Act or (ii) implemented by Broder or the business that was the subject of any such Asset Acquisition or Asset Sale within six months of the date of the Asset Acquisition or Asset Sale and that are supportable and quantifiable by the underlying accounting records of such business, as if, in the case of each of clause (i) and (ii), all such reductions in costs and related adjustments had been effected as of the beginning of such period.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Qualified Holdco Indebtedness” means any Indebtedness incurred by any direct or indirect parent of Broder to finance some or all of its acquisition of assets of another Person (whether through the direct acquisition of such assets or the acquisition of Capital Stock of any Person owning such assets) that is designated by the chief financial officer of Broder as Qualified Holdco Indebtedness for purposes of the indenture; provided that (i) such assets are used or useful in a Permitted Business and are contributed within five Business Days of the acquisition thereof to Broder or a Wholly Owned Restricted Subsidiary of Broder and (ii) at the time such Indebtedness is designated as Qualified Holdco Indebtedness, Broder could have incurred such Indebtedness under the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” or as Permitted Debt.

“Qualified Holdco Proceeds” means the portion of the purchase price of any property or assets that are contributed to Broder by a direct or indirect parent of Broder or Principal that was paid by such parent or Principal in cash other than the proceeds of Qualified Holdco Indebtedness; provided that such assets are used or useful in a Permitted Business and are contributed within ten Business Days of the acquisition thereof to Broder.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by Broder or any of its Restricted Subsidiaries pursuant to which Broder or any of its Restricted Subsidiaries sells, conveys or otherwise transfers to (i) a Receivables Subsidiary (in the case of a transfer by Broder or any of its Restricted Subsidiaries) and (ii) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of Broder or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of Broder which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of Broder (as provided below) as a Receivables Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by Broder or any Restricted Subsidiary of Broder (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction), (ii) is recourse to or obligates Broder or any Restricted Subsidiary of Broder in any way other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction or (iii) subjects any property or asset of Broder or any Restricted Subsidiary of Broder (other than accounts receivable and related assets as provided in the definition of “Qualified Receivables Transaction”), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction, (b) with which neither Broder nor any Restricted Subsidiary of Broder has any material contract, agreement, arrangement or understanding other than on terms no less favorable to Broder or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Broder, other than fees payable in the ordinary course of business in connection with servicing accounts receivable and (c) with which neither Broder nor any Restricted Subsidiary of Broder has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of Broder will be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors of Broder giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stock Purchase Agreement” means the stock purchase agreement by and among Broder Bros., Co. and the Stockholders and Option Holders of Alpha Shirt Holdings, Inc., as such terms are defined therein, and FNL Management Corp., dated as of July 12, 2003.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means the Guarantee by each Guarantor of Broder’s obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

“Total Assets” means, with respect to any Person, the aggregate of all assets of such Person and its Subsidiaries as would be shown on the consolidated balance sheet of such Person in accordance with GAAP.

“Transactions” means the transactions contemplated by the Stock Purchase Agreement and the related financing transactions, including those under the Credit Agreement and the indenture, in each case as in effect on the date of the indenture.

“Unrestricted Subsidiary” means any Subsidiary of Broder that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “—Material Covenants—Affiliate Transactions,” is not party to any agreement, contract, arrangement or understanding with Broder or any Restricted Subsidiary of Broder unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Broder or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Broder;

(3)	is a Person with respect to which neither Broder nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Broder or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Broder as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Material Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Broder as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Material Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” Broder will be in default of such covenant. The Board of Directors of Broder may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Broder of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Material Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person and one or more Wholly-Owned Restricted Subsidiaries of such Person.

MATERIAL UNITED STATES INCOME TAX CONSIDERATIONS

The statements contained below in the subsection “United States Holders—Substantial Modification” represent counsel’s opinion relating to the material United States federal income tax considerations with respect to the exchange offer. The legal counsel which passed the referenced opinion is Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois. These statements, along with the other statements below, are based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury regulations promulgated or proposed under the Code, judicial authority and current administrative rulings and practice. All of these authorities may change without notice, possibly on a retroactive basis. All the below statements deal only with holders that purchased the outstanding notes upon their original issuance pursuant to the offering memorandum dated September 17, 2003 at the notes’ initial offering price and that will hold the notes as capital assets within the meaning of Section 1221 of the Code. They do not address tax considerations applicable to investors that may be subject to special tax rules, such as banks and other financial institutions; tax-exempt organizations; insurance companies; traders or dealers in securities or currencies; custodians, nominees or similar financial intermediaries holding notes for others; or persons that will hold notes as a position in a hedging transaction, straddle or conversion transaction for tax purposes. None of these statements address the tax consequences of any conversion of currency into or out of the United States dollar as such a conversion relates to the purchase, ownership or disposition of the notes. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached. There can be no assurance that the IRS will agree with any of the below statements or conclusions.

PROSPECTIVE INVESTORS IN THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

United States Holders

A United States holder is the beneficial owner of a note that, for United States federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if one or more United States persons (as defined in Section 7701 (a) (30) of the Code) have the authority to control all substantial decisions of the trust and a court within the United States is able to exercise primary supervision over the administration of the trust, or that has otherwise validly elected to be treated as a United States person.

A non-United States holder is a beneficial owner of a note who is not a United States holder. If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors.

Payment of Interest

Stated interest on a note generally will be includible in the income of a United States holder as ordinary income at the time such interest is received or accrued, in accordance with the holder’s method of accounting for United States federal income tax purposes.

Sale, Exchange or Redemption of Notes

Upon the sale, exchange or redemption of a note, a United States holder generally will recognize capital gain or loss equal to the difference between:

•	the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption, except to the extent such amount is attributable to accrued interest not already included in taxable income, which is taxable as ordinary income; and

•	such holder’s adjusted tax basis in the note.

A United States holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder. Such capital gain or loss will be long-term if the United States holder’s holding period is more than 12 months and will be short-term if the holding period is 12 months or less. Currently, long-term capital gains recognized by individuals are generally taxed at a maximum federal tax rate of 15%, and short-term capital gains are generally taxed at a maximum federal tax rate of 35%.

Substantial Modification

In satisfaction of your registration rights we are offering to exchange exchange notes for the notes. Because the exchange notes should not be deemed a “substantial modification” of the notes, a United States holder’s exchange of notes for exchange notes will not constitute a taxable disposition of the notes for United States federal income tax purposes. As a result, a United States holder will not recognize taxable income, gain or loss on such exchange, such holder’s holding period for the exchange notes will generally include the holding period of the notes so exchanged, and such holder’s adjusted tax basis in the exchange notes will generally be the same as such holder’s adjusted tax basis in the notes so exchanged.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain non-corporate United States holders with respect to payments of principal and interest on a note, and to payments of the proceeds of the sale of a note. The receipt of such payments may be subject to “backup withholding” at a 28% rate under certain circumstances. Backup withholding generally applies only if the holder:

•	fails to furnish his or her Social Security or other taxpayer identification number within a reasonable time after the request for it;

•	furnishes an incorrect taxpayer identification number;

•	is notified by the IRS that he or she has failed to report properly interest, dividends or original issue discount; or

•	fails, under specified circumstances, to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number provided is the correct number and that he or she is not subject to backup withholding.

Any amounts withheld under the backup withholding rules from a payment to a United States holder will generally be allowed as a credit against such holder’s United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Non-United States Holders

Payment of Interest

Generally, interest income of a non-United States holder that is not effectively connected with a United States trade or business will be subject to a withholding tax at a 30% rate or any lower rate that may be prescribed by an income tax treaty between the United States and the holder’s country of residence. However, interest paid on a note to a non-United States holder will qualify for the portfolio interest exemption and, therefore, will not be subject to United States federal income tax or withholding tax if such interest income is not effectively connected with a United States trade or business of the non-United States holder and the non-United States holder:

•	does not actually or constructively own 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	is not a controlled foreign corporation related to us, actually or constructively through stock ownership, under section 864(d)(4) of the Code;

•	is not a bank which acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (i): provides to us or our agent an appropriate Form W-8BEN or a suitable substitute form signed under penalties of perjury that includes its name and address and certifies as to the holder’s non-United States status, and we do not have actual knowledge or reason to know that the holder is a United States person; or (ii) we do not have actual knowledge or reason to know that the holder is a United States person and we receive (A) a withholding certificate from an intermediary payee (such as a withholding foreign partnership, qualified intermediary or U.S. branch of a non-United States bank or of a non-United States insurance company), and such intermediary obtains appropriate certification with respect to the holder’s non-United States status and, if required, provides a copy of such certification to us or (B) if the payee is a securities clearing organization, bank or other financial institution that holds securities for its customers in the ordinary course, a statement signed under penalties of perjury that the institution has received a withholding certificate from the beneficial owner (or that it has received a similar statement from another financial institution), listing the name and address of the beneficial owner and attaching a copy of the beneficial owner’s withholding certificate.

A non-United States holder that does not qualify for the portfolio interest exemption may nevertheless be entitled to an exemption from, or reduction on the rate of, the United States withholding tax on the interest if such holder:

•	resides in a jurisdiction which has a favorable income tax treaty with the United States, satisfies the conditions for the application of such treaty; and

•	provides to us or our agent the appropriate Form W-8BEN or a suitable substitute form.

Except to the extent that an applicable treaty otherwise provides, a non-United States holder generally will be taxed in the same manner as a United States holder with respect to interest if the interest is effectively connected with a United States trade or business of the non-United States holder. Effectively connected interest received by a corporate non-United States holder may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or, if applicable, a lower treaty rate. Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding if the non-United States holder delivers an appropriate and properly executed Form W-8ECI to us or our agent.

Sale, Exchange or Redemption of Notes

A non-United States holder of a note will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the note, other than gain attributable to accrued interest, unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder;

•	in the case of a non-United States holder who is an individual, the holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition; or

•	the holder is subject to tax pursuant to the provisions of the tax code applicable to certain United States expatriates.

The amount of gain realized upon the sale, exchange, or redemption of a note may include amounts attributable to accrued interest. Gain attributable to accrued interest will be taxable, if at all, as described above under “—Non-United States Holders—Payment of Interest.”

Information Reporting and Backup Withholding

In general, payments of principal or interest made by us and other payors to a non-United States holder will not be subject to backup withholding and information reporting, provided that the non-United States holder certifies its non-United States holder status under penalties of perjury or otherwise establishes an exemption. In general, payment of the proceeds from the sale of notes effected at a United States office of a broker is subject to both United States backup withholding and information reporting. However, a holder will not be subject to backup withholding and information reporting on such a sale provided that:

•	the broker does not have actual knowledge or reason to know that the holder is a United States person and the holder has furnished to the broker:

•	an appropriate Form W-8 or an acceptable substitute form upon which the holder certifies, under penalties of perjury, that the holder is a non-United States person; or

•	other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with Treasury regulations; or

•	the holder otherwise establishes an exemption.

If a holder fails to establish an exemption, and the broker does not possess adequate documentation of the holder’s status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made outside the United States to an offshore account maintained by the holder unless the payor has actual knowledge that the holder is a United States person. We and other payors are required to report payments of interest on the notes on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

In general, payment of the proceeds from the sale of notes effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by the holder in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to the holder at a United States address; or

•	the sale has some other specified connection with the United States as provided in Treasury regulations, unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or the holder otherwise establishes an exemption.

In addition, payments of the proceeds from the sale of notes effected at a foreign office of a broker will be subject to information reporting, but not backup withholding, if the sale is effected at a foreign office of a broker that is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or a foreign partnership, if at any time during its tax year:

•	one or more of its partners are United States persons, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or the holder otherwise establishes an exemption.

Recently enacted Treasury regulations contain a number of other provisions affecting United States withholding taxes and reporting requirements including special rules for payments made to nonqualified intermediaries, flow-through entities and United States branches. Prospective investors should consult their tax advisors regarding the effect of these regulations.

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on notes of a series beneficially owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury regulations) and (2) interest on that note would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

Liquidated Damages; Redemption At Premium; Repurchase At Premium

The treatment of interest described above with respect to the notes is based, in part, upon our determination that, as of the date of the issuance of the notes, the possibility that (1) liquidated damages will be paid, (2) we will redeem the notes at a premium, or (3) we will be required to offer to repurchase the notes at a premium upon a change of control is remote. Although not free from doubt, if liquidated damages are in fact paid, we redeem the notes at a premium or we repurchase the notes at a premium, we believe, although not free from doubt, that such liquidated damages or premium payments should be taxable to a holder as capital gain, at the time such income accrues or is received, in accordance with such holder’s regular method of tax accounting. It is possible, however, that the IRS may take a different position, in which case the timing and amount of income inclusion described above with respect to the notes may be different.

PLAN OF DISTRIBUTION

Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of exchange notes received by it in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sales of the exchange notes by participating broker-dealers. Exchange notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of any such exchange notes. Any participating broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal.

Prior to the exchange offer, there has not been any public market for the outstanding notes. The outstanding notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for exchange notes by holders who are entitled to participate in this exchange offer. The holders of outstanding notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the exchange offer are entitled to certain registration rights, and we may be required to file a shelf registration statement with respect to their outstanding notes. The exchange notes will constitute a new issue of securities with no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The initial purchaser has advised us that it currently intends to make a market in the exchange notes. Such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the exchange offer and the pendency of any shelf registration statements. Accordingly, no assurance can be given that an active public or other market will develop for the exchange notes or as to the liquidity of the trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may be discontinued at any time.

LEGAL MATTERS

The validity and enforceability of the exchange notes and the guarantees and other legal matters, including the opinion related to the tax-free nature of the exchange, will be passed upon on our behalf by Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois. Partners of Kirkland & Ellis LLP are partners in Randolph Street Partners, which owns, as of the date hereof, 80,306 shares of Broder’s Class A common stock, 166,335 shares of Broder’s Class B common stock, 7,982 shares of Broder’s Class L common stock, Series 1, 7,717 shares of Class L common stock, Series 2, 16,132 shares of Class L common stock, Series 3, 15,596 shares of Class L common stock, Series 4 and warrants to purchase 887 shares of Class L common stock, Series 1. Certain matters under Michigan law will be passed upon by Maddin, Hauser, Wartell, Roth & Heller P.C., Southfield, Michigan.

EXPERTS

The consolidated financial statements of Broder Bros., Co. as of December 25, 2004 and December 27, 2003 and for each of the three years in the period ended December 25, 2004, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated statements of income and cash flows of Alpha Shirt Holdings, Inc., for the year ended December 31, 2002, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 (Reg. No. 333-123991) with respect to the securities being offered hereby. This prospectus does not contain all of the information contained in the registration statement, including the exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities being offered hereby. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. As described below, the registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

We file annual and quarterly reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about he operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to the public from commercial document retrieval services at the SEC’s website (http://www.sec.gov).

The indenture provides that we will, whether or not we have a class of securities registered under the Exchange Act, provide the trustees and the holders of the notes (i) all annual and quarterly financial information that would be required to be filed on a Form 10-K and 10-Q (or any successor forms) as if we were required to file such forms and, with respect to the annual financial information, a report thereon by our certified independent accountants and (ii) all information that would be required to be contained in current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. Provision of this information is subject to certain qualifications. See “Description of Notes—Material Covenants—Reports” for more information. We will also furnish such other reports as we may determine or as the law requires.

BRODER BROS., CO. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

ALPHA SHIRT HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Broder Bros., Co.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Broder Bros., Co. and its subsidiaries at December 25, 2004 and December 27, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/    PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

March 25, 2005

Broder Bros., Co. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

December 25, 2004 and December 27, 2003

	2004	2003
	(dollars in thousands, except share amounts)
ASSETS
Current assets
Cash	$2,321	$3,175
Accounts receivable, net of allowance for doubtful accounts of $4,664 and $2,820, respectively	87,689	67,508
Finished goods inventory	174,789	131,585
Prepaid and other current assets	4,859	5,646
Deferred income taxes	8,809	10,374

Total current assets	278,467	218,288
Fixed assets, net	14,570	16,339
Goodwill	137,077	137,969
Other intangibles	83,409	85,174
Deferred financing fees, net	17,148	17,363
Deferred income taxes	6,004	3,519
Other assets	1,533	501

Total assets	$538,208	$479,153

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt and capital lease obligations	$748	$1,424
Accounts payable	115,436	80,235
Accrued expenses	17,025	11,026
Accrued interest	4,958	6,085

Total current liabilities	138,167	98,770
Long-term debt and capital lease obligations, net of current portion	270,674	261,943
Deferred income taxes	42,079	41,162
Other long-term liabilities	8,929	11,670
Redeemable securities, net of employee note receivable	2,276	—

Total liabilities	462,125	413,545
Redeemable securities
Class A and L, Series 1 and 2 common stock, net of employee note receivable	—	718

Commitments and contingencies

Shareholders’ equity
Class L, Series 1 common stock; par value $0.01 per share; 2,000,000 shares authorized; 963,637 and 958,182 issued and outstanding (aggregate liquidation preference of $26,905 and $23,648)	10	10
Class L, Series 2 common stock; par value $0.01 per share; 2,000,000 shares authorized; 931,635 and 926,362 issued and outstanding (aggregate liquidation preference of $18,297 and $15,702)	10	9
Class L, Series 3 common stock; par value $0.01 per share; 4,000,000 shares authorized; 2,771,042 and 2,452,012 issued and outstanding (aggregate liquidation preference of $77,367 and $60,516)	28	25
Class L, Series 4 common stock; par value $0.01 per share; 4,000,000 shares authorized; 2,679,019 and 2,370,584 issued and outstanding (aggregate liquidation preference of $52,616 and $40,181)	27	24
Class A, common stock; par value $0.01 per share; 15,000,000 shares authorized; 9,695,252 and 9,640,373 issued and outstanding	96	96
Class B, common stock; par value $0.01 per share; 35,000,000 shares authorized; 28,572,519 and 25,282,963 issued and outstanding	286	253
Warrants—Class L, Series 3	1,471	1,292
Additional paid-in capital	119,792	107,840
Employee note receivable	—	(414)
Accumulated other comprehensive income	(111)	(244)
Accumulated deficit	(45,506)	(44,001)
Treasury Stock, 100,000 shares of Class A common stock, at cost	(20)	—

Total shareholders’ equity	76,083	64,890

Total liabilities and shareholders’ equity	$538,208	$479,153

The accompanying notes are an integral part of the consolidated financial statements.

Broder Bros., Co and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 25, 2004, December 27, 2003 and December 28, 2002

	2004	2003	2002
	(dollars in thousands)
Net sales	$877,373	$487,785	$429,694
Cost of sales	720,056	411,123	363,472

Gross profit	157,317	76,662	66,222
Warehousing, selling and administrative	127,702	73,619	56,406
Restructuring and asset impairment charges	3,528	9,073	—

Total operating expenses	131,230	82,692	56,406

Income (loss) from operations	26,087	(6,030)	9,816

Other (income) expense
Interest	30,001	15,569	9,416
Change in fair value of interest rate swaps	(1,660)	(1,253)	1,478
Amortization of FAS 133 transition adjustment	200	288	536
Loss on debt conversion	—	1,859	—
Gain on selling shareholder debt retirement	—	(1,591)	—
Other, net	400	(282)	(301)

Total other expense	28,941	14,590	11,129

Loss before income taxes	(2,854)	(20,620)	(1,313)
Income tax (benefit) provision	(1,349)	(8,164)	87

Net loss	$(1,505)	$(12,456)	$(1,400)

The accompanying notes are an integral part of the consolidated financial statements.

Broder Bros., Co. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 25, 2004, December 27, 2003 and December 28, 2002

	Common stock
	Shares (A)	Amount	Shares (L-1)	Amount	Shares (L-2)	Amount	Shares (L-3)	Amount	Shares (L-4)	Amount	Shares (B)	Amount
	(dollars in thousands, except for share amounts)
Balance, December 29, 2001	9,274,514	$93	921,818	$9	—	$—	—	$—	—	$—	—	$—
Sale of manufacturing division	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of FAS 133 transition adjustment net of taxes of $184	—	—	—	—	—	—	—	—	—	—	—	—
Interest on employee note receivable	—	—	—	—	—	—	—	—	—	—	—	—
Acquisition of redeemable common stock by investors	365,859	3	36,364	1	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance, December 28, 2002	9,640,373	96	958,182	10	—	—	—	—	—	—	—	—
Amortization of FAS 133 transition adjustment net of taxes of $96	—	—	—	—	—	—	—	—	—	—	—	—
Interest on employee note receivable	—	—	—	—	—	—	—	—	—	—	—	—
Equity value accreted on Class A and L, Series 1 and 2 redeemable common stock	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of new Class L Series 2 Common Stock	—	—	—	—	926,362	9	—	—	—	—	—	—
Issuance of new Class L Series 3 Common Stock	—	—	—	—	—	—	2,452,012	25	—	—	—	—
Issuance of new Class L Series 4 Common Stock	—	—	—	—	—	—	—	—	2,370,584	24	—	—
Issuance of new Class B Common Stock	—	—	—	—	—	—	—	—	—	—	25,282,963	253
Issuance of Class L, Series 3 Warrants	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance, December 27, 2003	9,640,373	96	958,182	10	926,362	9	2,452,012	25	2,370,584	24	25,282,963	253
Amortization of FAS 133 transition adjustment net of taxes of $67	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of employee note receivable to redeemable securities	—	—	—	—	—	—	—	—	—	—	—	—
Interest on employee note receivable	—	—	—	—	—	—	—	—	—	—	—	—
Redemption of redeemable securities	54,879	—	5,455	—	5,273	1	—	—	—	—	—	—
Issuance of Common Stock	—	—	—	—	—	—	319,030	3	308,435	3	3,289,556	33
Issuance of Class L, Series 3 Warrants	—	—	—	—	—	—	—	—	—	—	—	—
Note receivable forgiven in exchange for treasury shares	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance, December 25, 2004	9,695,252	$96	963,637	$10	931,635	$10	2,771,042	$28	2,679,019	$27	28,572,519	$286

	Warrants	Additional paid-in- capital	Employee note receivable	Accumulated other comprehensive income	Accumulated deficit	Treasury stock		Total	Comprehensive income (loss)
						Shares	Amount
	(dollars in thousands, except for share amounts)
Balance, December 29, 2001	$—	$18,705	$(386)	$(788)	$(30,002)	—	$—	$(12,369)	$495

Sale of manufacturing division	—	—	—	—	(143)	—	—	(143)	$(143)
Amortization of FAS 133 transition adjustment net of taxes of $184	—	—	—	352	—	—	—	352	352
Interest on employee note receivable	—	—	(11)	—	—	—	—	(11)	—
Acquisition of redeemable common stock by investors	—	641	—	—	—	—	—	645	—
Net loss	—	—	—	—	(1,400)	—	—	(1,400)	(1,400)

Balance, December 28, 2002	—	19,346	(397)	(436)	(31,545)	—	—	(12,926)	$(1,191)

Amortization of FAS 133 transition adjustment net of taxes of $96	—	—	—	192	—	—	—	192	$192
Interest on employee note receivable	—	—	(17)	—	—	—	—	(17)	—
Equity value accreted on Class A and L, Series 1 and 2 redeemable common stock	—	(55)	—	—	—	—	—	(55)	—
Issuance of new Class L Series 2 Common Stock	—	14,454	—	—	—	—	—	14,463	—
Issuance of new Class L Series 3 Common Stock	—	38,437	—	—	—	—	—	38,462	—
Issuance of new Class L Series 4 Common Stock	—	32,307	—	—	—	—	—	32,331	—
Issuance of new Class B Common Stock	—	4,643	—	—	—	—	—	4,896	—
Issuance of Class L, Series 3 Warrants	1,292	(1,292)	—	—	—	—	—	—	—
Net loss	—	—	—	—	(12,456)	—	—	(12,456)	(13,239)

Balance, December 27, 2003	1,292	107,840	(414)	(244)	(44,001)	—	—	64,890	$(13,047)

Amortization of FAS 133 transition adjustment net of taxes of $67	—	—	—	133	—	—	—	133	$133
Reclassification of employee note receivable to redeemable securities	—	—	409	—	—	—	—	409	—
Interest on employee note receivable	—	—	5	—	—	—	—	5	—
Redemption of redeemable securities	—	254	—	—	—	—	—	255	—
Issuance of Common Stock	—	11,546	—	—	—	—	—	11,585	—
Issuance of Class L, Series 3 Warrants	179	—	—	—	—	—	—	179	—
Note receivable forgiven in exchange for treasury shares	—	—	—	—	—	100,000	(20)	(20)	—
Stock-based compensation expense	—	152	—	—	—	—	—	152	—
Net loss	—	—	—	—	(1,505)	—	—	(1,505)	(1,505)

Balance, December 25, 2004	$1,471	$119,792	$—	$(111)	$(45,506)	100,000	$(20)	$76,083	$(1,372)

The accompanying notes are an integral part of the consolidated financial statements.

Broder Bros., Co. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 25, 2004, December 27, 2003 and December 28, 2002

	2004	2003	2002
	(dollars in thousands)
Cash flows from operating activities
Net loss	$(1,505)	$(12,456)	$(1,400)
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation	6,007	4,657	3,678
Amortization	16,554	6,460	4,569
Provision for losses on accounts receivable	895	153	(197)
Deferred income taxes	(6,400)	(7,759)	(268)
Amortization of FAS 133 transition adjustment	133	192	352
Stock-based compensation	152	—	—
Change in fair value of interest rate swaps	(1,660)	(1,253)	1,478
Payable-in-kind interest expense	—	679	1,395
Loss on debt conversion, net	185	268	—
Asset impairment charges	833	948	—
Changes in operating accounts, net of assets acquired
Accounts receivable	(5,449)	5,592	(1,309)
Finished goods inventory	(18,656)	16,201	(6,590)
Deferred income taxes	1,565	(8,174)	—
Prepaid and other current assets	837	(756)	638
Accounts payable	8,164	(24,981)	(873)
Accrued liabilities and other	3,727	16,313	(1,610)

Net cash provided by (used in) operating activities	5,382	(3,916)	(137)

Cash flows from investing activities
Acquisition of fixed assets	(4,198)	(2,021)	(4,269)
Acquisition of NES Clothing Co.	(31,725)	—	—
Acquisition of Alpha Shirt Co.	1,230	(247,789)	—
Acquisition of T-Shirts & More	—	(2,598)	—
Sale of Full Line Manufacturing	—	—	6,401

Net cash provided by (used in) investing activities	(34,693)	(252,408)	2,132

Cash flows from financing activities
Borrowings on revolving credit agreement	430,769	435,600	157,900
Repayments on revolving credit agreement	(472,669)	(416,900)	(163,500)
Payments of principal on senior subordinated debt	—	(4,429)	—
Payments of Kay’s seller note	(150)	—	—
Issuance of common stock	13,255	75,689	—
Borrowings under debenture	51,500	175,000	—
Payment of financing fees	(2,825)	(17,372)	—
Payments of principal on capital lease obligations	(1,364)	(1,369)	(924)
Proceeds from payment of employee note receivable	715	—	—
Payments of deferred compensation arrangement	(939)	—	—
Change in book overdraft	10,165	10,657	3,050

Net cash provided by (used in) financing activities	28,457	256,876	(3,474)

Net increase (decrease) in cash	(854)	552	(1,479)
Cash at beginning of year	3,175	2,623	4,102

Cash at end of year	$2,321	$3,175	$2,623

Supplemental disclosure of cash flow information
Interest paid	$26,365	$9,676	$6,613

Taxes paid, net of refunds	$(505)	$505	$254

Assets acquired as a result of capital lease obligations	$—	$1,767	$703

The accompanying notes are an integral part of the consolidated financial statements.

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Business

Broder Bros., Co. and subsidiaries (the “Company”) is a national wholesale distributor of imprintable sportswear and related products which include undecorated or “blank” T-shirts, sweatshirts, polo shirts, fleece, caps, bags and other imprintable accessories that are decorated primarily for advertising and promotional purposes. Products are sold to screen printers, embroiderers and advertising specialty companies through seventeen distribution centers strategically located throughout the United States. These customers decorate the Company’s products with corporate logos, brands and other promotional images, then sell the imprinted sportswear and accessories to a highly diversified range of end-customers, including Fortune 1000 companies, sporting venues, concert promoters, athletic leagues, educational institutions and travel resorts.

In August 2001, the Company acquired 100% of the common stock of Full Line Distributors, Inc. (“Full Line”). In December 2001, the Company acquired Gulf Coast Sportswear (“Gulf Coast”) through an asset purchase agreement. In June 2003, the Company completed the purchase of T-Shirts & More, Inc. (“TSM”) through an asset purchase agreement, and in September 2003, the Company acquired all of the outstanding capital stock of Alpha Shirt Holdings, Inc. (“Alpha”), pursuant to a stock purchase agreement entered into in July 2003. In August 2004, the Company acquired all of the shares of beneficial interest of NES, a leading distributor of imprintable sportswear in New England. Immediately after consummation of the acquisitions, Alpha and its subsidiaries and NES and its subsidiary were merged with and into Broder Bros., Co., except for ASHI, Inc., which became a direct, wholly owned non-operating subsidiary of the Company until it also was subsequently merged with and into Broder Bros., Co.

The Company operates on a 52/53-week year basis with the year ending on the last Saturday of December. The years ended December 25, 2004, December 27, 2003 and December 28, 2002 each consisted of 52 weeks. Fiscal periods are identified according to the calendar period that they most accurately represent. For example, the year ended December 25, 2004 is referred to herein as “fiscal 2004,” “fiscal year 2004” or “fiscal year ended December 31, 2004.”

2. Summary of Significant Accounting Policies

Cash

The Company considers all highly-liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts receivable

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company’s customers to make required payments, which is included in bad debt expense. The Company determines the adequacy of this allowance by regularly reviewing its accounts receivable aging and evaluating individual customer receivables, considering customers’ financial condition, credit history and current economic conditions.

Inventory

Inventory is stated at the lower of cost or market using the first-in, first-out method. Inventory consists of finished goods held for sale. The Company’s reported inventory cost consists of the cost of product, net of vendor incentives related to unsold inventory, and certain costs incurred to bring inventory to its existing condition or location, including freight-in, purchasing, receiving, inspection and other material handling costs.

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company maintains an allowance for potential losses on the disposal of its discontinued and slow moving inventory. Amounts due to the Company related to vendor incentives are recorded as reductions to vendor payables.

Prior to fiscal year 2003, the Company’s inventory cost excluded the costs of purchasing, receiving, inspecting and handling inventory (which were recorded as warehousing, selling and administrative expenses) and also excluded the capitalization of vendor incentives related to unsold inventory. The Company has determined this historical method of costing inventory was not in accordance with generally accepted accounting principles. The impact of this erroneous accounting on the prior fiscal years for 2002 and 2001 was not material, and the accumulated pre-tax impact of $175,000 was recorded as a charge to 2003 cost of sales at the beginning of 2003.

Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method based upon estimated useful lives. Improvements are capitalized and depreciated over the estimated useful life of the asset. Repair and maintenance costs are charged to expense as incurred. When property is retired or otherwise disposed of, the cost of the property and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected as a component of operating income.

Long-lived asset impairments

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). As a result, the carrying values of long-lived assets are evaluated whenever changes in circumstances indicate the carrying amounts of such assets may not be recoverable. In performing such reviews for recoverability, the Company compares the expected cash flows to the carrying values of long-lived assets. If the expected future cash flows are less than the carrying amounts of such assets, the Company recognizes an impairment loss for the difference between the carrying amount and its estimated fair value. Fair value is estimated using expected discounted future cash flows.

Revenue recognition

Revenue is recognized when title and risk of loss is transferred to the customer. Revenue includes selling price of the product and all shipping and handling costs paid by the customer. Under certain circumstances, customers may submit a claim for damaged or shorted shipments. Based on historical experience, the Company establishes a reserve for potential returns at the time of sale. Revenue is further reduced at the time of sale for estimated customer-related incentives. These incentives primarily consist of volume and growth rebates.

Internal use software costs

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. These costs are being amortized over a period of three years. The Company capitalized approximately $0.3 million and $0.7 million of purchased or developed computer software for the years ended December 31, 2004 and 2003, respectively. No internal use software was acquired in connection with the NES acquisition in August 2004. In connection with the Alpha acquisition in September 2003, the Company acquired internal use software with a fair value of approximately $0.7 million. The unamortized computer software costs were approximately $1.9 million and $2.9 million at December 31, 2004 and 2003, respectively. The amounts charged to depreciation expense for the amortization of software costs were approximately $1.3 million, $1.7 million and $1.3 million in fiscal 2004, 2003 and 2002, respectively.

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Catalog costs

Catalog costs, consisting primarily of the Company’s annual production for its catalogs, printing, and postage costs, are capitalized and amortized over the expected life of the catalog, not to exceed twelve months for the subsequent year. At December 31, 2004 and 2003, approximately $3.6 million and $3.8 million, respectively, of prepaid catalog costs were reported as other current assets. Total catalog expense, net of expected vendor co-op advertising allowances earned and reimbursements by customers for catalogs purchased, was approximately $2.3 million, $2.2 million and $0.5 million in fiscal 2004, 2003 and 2002, respectively. The Company periodically advertises through means other than its catalog and these costs are expensed as incurred. Other advertising expense was approximately $1.4 million, $0.4 million and $0.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Goodwill and other intangibles

Effective December 31, 2001, the Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”). As a result, the Company ceased the amortization of goodwill and performed a goodwill impairment evaluation upon adoption as of each fiscal year end using discounted expected future cash flows. The Company will continue to perform impairment evaluations for goodwill and indefinite-lived intangible assets at least annually in the fourth quarter, or upon a triggering event, using discounted expected future cash flows in accordance with SFAS No. 142.

The gross carrying amounts and accumulated amortization for the Company’s goodwill and intangible assets at December 31, 2004 and 2003 are summarized below:

	Amortizable Life	December 31, 2004		December 31, 2003
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(dollars in thousands)
Goodwill	N/A	$137,077	$—	$137,969	$—
Trademarks/Trade names—Indefinite life	N/A	35,600	—	35,600	—
Trademark/Trade names—Defined life	3 to 5 years	8,500	(1,584)	4,500	(240)
Customer Relationships	2 to 8 years	60,680	(20,620)	53,100	(8,719)
Other	3 to 5 years	1,496	(663)	1,297	(364)

		$243,353	$(22,867)	$232,466	$(9,323)

Changes to goodwill from December 31, 2003 through December 31, 2004 were the result of a decrease of approximately $0.9 million resulting from the final allocation of the Alpha purchase price recorded in 2004 which resulted in a credit to goodwill, and primarily related to adjustments to deferred taxes upon filing final Alpha tax returns. Substantially all goodwill is currently not deductible for income tax purposes.

The Company had approximately $6.9 million and $4.3 million of net trademarks and trade name intangible assets with defined lives as of December 31, 2004 and 2003, respectively. These assets were the result of the Alpha acquisition in September 2003 and the NES acquisition in August 2004. Trademarks and trade name intangible assets with defined lives are being amortized on a straight-line basis over a period of three to five years. Amortization expense was approximately $1.3 million and $0.2 million for the years ended December 31, 2004 and 2003, respectively.

The Company had approximately $40.1 million and $44.4 million of net customer relationship intangible assets at December 31, 2004 and 2003, respectively. Customer relationship intangibles are being amortized over

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the estimated useful lives on a basis proportionate to the discounted expected future cash flows underlying the initial valuation of the intangible. The gross carrying value of the customer relationship intangible assets were $60.7 million at December 31, 2004 and $53.1 million at December 31, 2003.

In addition, the Company had other intangible assets of approximately $0.8 million and $0.9 million at December 31, 2004 and 2003, respectively. These intangible assets consist primarily of supply agreement intangible assets resulting from the Full Line and Alpha acquisitions and are being amortized on a straight-line basis over the average life of the asset. The gross carrying value of other intangibles were approximately $1.5 million and $1.3 million at December 31, 2004 and 2003, respectively.

Amortization expense for intangible assets other than goodwill approximated $13.5 million, $5.7 million and $3.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. Estimated amortization expense for the next five fiscal years beginning December 31, 2004 is expected to be approximately $13.0 million, $11.0 million, $8.7 million, $6.2 million and $4.2 million, respectively.

Derivative accounting

Effective December 31, 2000, the Company accounts for derivatives in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) as amended by SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Under SFAS No. 133, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying and designated by management as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognized in earnings along with the related effects of the hedged items. The Company has elected not to apply hedge accounting to its outstanding interest rate swaps, as described in Note 5.

Stock options

The Company applies APB Opinion No. 25, “Accounting for Stock Issued to Employees” in accounting for its employee stock options. Accordingly, no compensation expense has been recognized in its financial statements because the exercise price of the employee stock options is equal to or greater than the market price of its common stock on the date of grant. The Company, however, uses the minimum value method of measuring stock options for pro forma disclosure purposes under SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”). As permitted by SFAS No. 123, compensation cost for stock options is recognized in income based on the excess, if any, of the fair market value of the stock at the date of grant over the amount an employee must pay to acquire the stock. The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123. See also “New Accounting Pronouncements” below for discussion of SFAS No. 123 (revised 2004) “Share–Based Payment” (“SFAS No. 123R”) issued in December 2004.

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123.

	Year Ended December 31,
	2004	2003	2002
	(dollars in thousands)
Net loss, as reported	$(1,505)	$(12,456)	$(1,400)
Pro forma SFAS No. 123 expense (net of tax)	(475)	(20)	(16)

Pro forma net loss	$(1,980)	$(12,476)	$(1,416)

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fourth quarter of 2004, stock options were granted with strike prices below the fair market value of the stock at the date of grant. Related to this grant, a total pre-tax compensation charge of $0.9 million will be recognized over the vesting period of the awards. The above pro forma results are net of a charge of $0.2 million (approximately $0.1 million net of tax) reflected in the actual reported results.

Financial instruments disclosure

Cash, accounts receivable net, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. The fair value of the Company’s long-term debt is estimated to approximate carrying value based on the variable nature of the interest rates and current market rates available to the Company. The Company believes the fair value of the senior notes approximated $235.1 million and $172.4 million at December 31, 2004 and 2003, respectively, based on quoted market values of the instruments. Included in the accounts payable balance at December 31, 2004 and 2003 were outstanding checks of approximately $41.1 million and $30.8 million, respectively.

Co-op marketing and advertising allowances

The Company records co-op marketing and advertising allowances received from vendors as a reduction of directly corresponding costs incurred within warehousing, selling and administrative expenses. Such amounts netted against warehousing, selling and administrative expenses were approximately $6.4 million, $3.1 million and $2.9 million for fiscal 2004, 2003 and 2002, respectively.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities reported in its consolidated financial statements and accompanying notes. These assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

New accounting pronouncements

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) which was first issued in January 2003 and requires the consolidation of variable interest entities, as defined. FIN 46 is applicable to variable interest entities created after January 31, 2003. Variable interest entities created prior to February 1, 2003 must be consolidated effective December 31, 2003. Disclosures are required currently if the Company expects to consolidate any variable interest entities. Based on the Company’s preliminary assessment of FIN 46, it expects that FIN 46 will not have a material effect on its financial condition, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges.” SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the production facilities. The provisions of SFAS No. 151 shall be applied prospectively, effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted. The Company is currently assessing the impact that this standard would have on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29” (“SFAS No. 153”). SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 shall be applied prospectively, effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted. The Company has not entered into nonmonetary exchanges; accordingly, it expects that SFAS No. 153 will not have a material effect on its financial condition, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R is a revision of SFAS No. 123, and its related implementation guidance. The effective date of the standard for the Company is for periods beginning after December 15, 2005. The Company expects to adopt SFAS No. 123R earlier than the required effective date. Upon adoption of SFAS No. 123R, the Company will be required to record compensation expense on stock options granted to employees. The Company expects to apply the permitted prospective transition method, whereby the Company will continue to account for any portion of awards outstanding at the date of transition using the accounting principles originally applied to those awards. Accordingly, the Company expects the impact from the adoption of SFAS No. 123R will not be material to the consolidated financial statements with respect to awards outstanding as of the date of transition. New stock option awards will be accounted for prospectively using the provisions of SFAS No. 123R; the impact on consolidated financial statements will depend upon the characteristics of such future awards, and may be material.

Reclassifications

Certain amounts reported in the prior-year financial statements and notes thereto have been reclassified to conform with 2004 classifications.

3. Shareholders’ Equity

In September 2003, the Company issued new equity to Bain Capital and related investors with proceeds aggregating $76.0 million, less related fees and expenses of approximately $0.3 million. The $76.0 million of new equity was comprised of:

•	25,282,963 shares of Class B common stock with a par value of $0.01 per share. These shares are non-voting, but are otherwise identical to the existing shares of Class A common stock.

•	2,452,012 shares of Class L, Series 3 common stock with a par value of $0.01 per share. These shares are non-voting and have a liquidation preference over the Class A and B common stock. The liquidation preference per share is calculated as $23.90 plus an amount accumulating from the date of issuance at a rate of 12.5% per annum, and compounding quarterly, on the outstanding accumulated preference. In addition, the Class L, Series 3 shareholders were also issued warrants for the purchase of 272,445 shares of Class L, Series 3 common stock at an exercise price of $15.75 per share. The Class L, Series 3 warrants expire on September 22, 2013 and were valued at approximately $1.3 million in the accompanying financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	2,370,584 shares of Class L, Series 4 common stock with a par value of $0.01 per share. These shares are non-voting and have a liquidation preference over the Class A and B common stock. The liquidation preference per share is calculated at $16.32 plus an amount accumulating from the date of issuance at a rate of 15.0% per annum, and compounding quarterly.

On August 31, 2004, in connection with the acquisition of NES (see Note 4), the Company issued new equity to Bain Capital and related investors with proceeds aggregating approximately $12.4 million, less related fees and expenses of approximately $0.4 million. The $12.4 million in new equity was comprised of:

•	3,504,129 shares of Class B common stock with a par value of $0.01 per share. These shares are non-voting, but are otherwise identical to the existing shares of Class A common stock.

•	339,840 shares of Class L, Series 3 common stock with a par value of $0.01 per share. These shares are non-voting and have a liquidation preference over the Class A and B common stock. The liquidation preference per share is calculated as $26.84 plus an amount accumulating from the date of issuance at a rate of 12.5% per annum, and compounding quarterly, on the outstanding accumulated preference. In addition, the Class L, Series 3 shareholders were also issued warrants for the purchase of 37,760 shares of Class L, Series 3 common stock at an exercise price of $15.75 per share which expire on September 22, 2013. The Class L, Series 3 warrants were estimated to be valued at approximately $0.2 million in the accompanying financial statements.

•	328,554 shares of Class L, Series 4 common stock with a par value of $0.01 per share. These shares are non-voting and have a liquidation preference over the Class A and B common stock. The liquidation preference per share is calculated at $18.75 plus an amount accumulating from the date of issuance at a rate of 15.0% per annum, and compounding quarterly.

On September 17, 2004, the Company issued new equity to certain executive officers of the Company with proceeds aggregating approximately $0.8 million. The new equity was comprised of:

•	238,597 shares of Class B common stock with a par value of $0.01 per share. These shares are non-voting, but are otherwise identical to the existing shares of Class A common stock.

•	23,140 shares of Class L, Series 3 common stock with a par value of $0.01 per share. These shares are non-voting and have a liquidation preference over the Class A and B common stock. The liquidation preference per share is calculated as $27.00 plus an amount accumulating from the date of issuance at a rate of 12.5% per annum, and compounding quarterly, on the outstanding accumulated preference. In addition, the Class L, Series 3 shareholders were also issued warrants for the purchase of 2,571 shares of Class L, Series 3 common stock at an exercise price of $15.75 per share which expire on September 22, 2013. The Class L, Series 3 warrants were estimated to be valued at approximately $12,000 in the accompanying financial statements.

•	22,371 shares of Class L, Series 4 common stock with a par value of $0.01 per share. These shares are non-voting and have a liquidation preference over the Class A and B common stock. The liquidation preference per share is calculated at $18.88 plus an amount accumulating from the date of issuance at a rate of 15.0% per annum, and compounding quarterly.

Effective May 3, 2000, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with BB Merger Corp., a transitory Delaware merger corporation formed by Bain Capital, Inc., resulting in a recapitalization of the Company and ensuing change in ownership (the “Recapitalization”). Pursuant to the Merger Agreement, on May 3, 2000, BB Merger Corp. was merged into the Company, with the Company being the surviving corporation. In connection with the Recapitalization, the former shareholders of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company converted a significant portion of their prior Class A and Class B common stock into a right to receive specified payments, while simultaneously, certain equity investors, including affiliates of Bain Capital, Inc. and executives of the Company acquired an approximate 86% economic equity stake in the Company. The remaining 14% was owned by former controlling shareholders of the Company.

In connection with the Recapitalization, the Company entered into a non-contingent deferred compensation agreement with an officer of the Company for $1.0 million payable in seven years. During the quarter ended June 30, 2004, the deferred compensation agreement was settled for its full value when the officer repaid a note payable to the Company. These transactions had no net impact on cash flows of the Company, but resulted in the recognition of an approximate $0.2 million loss on the early retirement of the deferred compensation obligation.

4. Acquisitions

In accordance with SFAS No. 141, “Business Combinations,” the purchase price paid in each of the following acquisitions has been allocated to the assets acquired and liabilities assumed.

In June 2003, the Company acquired substantially all of the assets of TSM, a regional sportswear distributor with one location in Louisville, Kentucky. In September 2003, the Company acquired all of the outstanding capital stock of Alpha, a national sportswear and accessories distributor with five locations located throughout the United States. In August 2004, the Company acquired all of the shares of beneficial interest of NES, a leading distributor of imprintable sportswear in New England.

The primary benefit inherent in the TSM acquisition was in the form of operating synergies expected to result from the elimination of duplicative infrastructure, job functions, and selling, general and administrative costs. Accordingly, the excess purchase price paid for TSM over the fair value of tangible assets acquired and liabilities assumed was allocated to goodwill.

The acquisition of Alpha brought the Company greater scale, broader product offering, extended national presence and differentiated customer selling support. The purchase price allocation for the acquisition of Alpha was performed with the assistance of an independent appraisal firm to determine valuations of certain tangible and identifiable intangible assets.

The primary benefit inherent in the NES acquisition was its strong market position in the New England region. The preliminary purchase price allocation of the acquisition of NES was performed with the assistance of an independent appraisal firm to determine valuations of identifiable intangible assets. The purchase price paid for NES was allocated based on the fair value of tangible and intangible assets acquired and liabilities assumed. The NES purchase price allocation is preliminary with respect to working capital and certain other assets and liabilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table represents the final allocation of the purchase price to assets acquired and liabilities assumed for all acquisitions. The final allocation of Alpha purchase price was recorded in 2004 and resulted in a credit to goodwill of $1.4 million, and primarily related to adjustments to deferred taxes upon filing final Alpha tax returns.

	TSM	Alpha	NES
	(dollars in thousands)
Accounts receivable	$768	$49,313	$15,627
Inventory	1,961	53,508	24,548
Other assets	138	4,592	1,263
Fixed assets	48	7,611	873
Customer relationships	—	47,600	7,580
Trademarks and trade names	—	40,100	4,000
Other intangible assets	—	733	—
Goodwill	2,378	125,804	—
Accounts payable and other liabilities	(2,695)	(42,032)	(18,086)
Long-term debt	—	(150)	—
Deferred taxes, net	—	(40,520)	(4,080)

Purchase Price	$2,598	$246,559	$31,725

The unaudited pro forma financial information presented below gives effect to the TSM, Alpha and NES acquisitions as if they occurred at the beginning of each period presented. The information presented below is for illustrative purposes only and is not indicative of results which would have been achieved or may be achieved in the future.

	Years Ended December 31,
	2004	2003
	(dollars in thousands)
Net sales	$967,223	$921,780
Gross profit	173,683	155,589
Income from operations	29,495	10,452

Net loss	$(1,554)	$(13,400)

The results of operations for each acquisition have been included in the consolidated financial statements since the date of acquisition.

5. Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consisted of the following:

	December 31, 2004	December 31, 2003
	(dollars in thousands)
Revolving credit facility	$44,000	$85,900
Senior notes	225,000	175,000
Unamortized debt premium	1,469	—
Kay’s seller note	—	150
Capital lease obligations	953	2,317

	271,422	263,367
Less: current portion	748	1,424

Total long-term debt and capital lease obligations, excluding current portion	$270,674	$261,943

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Principal payments on the revolving credit facility, senior notes and capital lease obligations for the next five years are as follows:

(dollars in thousands)
2005	$748
2006	205
2007	—
2008	44,000
2009	—
Thereafter	225,000

Revolving Credit Facility

In connection with the Alpha acquisition, the Company retired its existing revolving credit facility and entered into an amended revolving credit facility. The amended revolving credit facility is available until September 2008 and provides for aggregate borrowings of up to $175.0 million, subject to borrowing base limitations. The amended revolving credit facility is secured by first priority pledges of all the equity interests owned by the Company in its domestic subsidiaries and 66% of all equity interests in any future foreign subsidiaries. The amended revolving credit facility is also secured by first priority interests in, and mortgages on, substantially all tangible and intangible assets of the Company and each of its direct and indirect domestic subsidiaries. Availability under the amended revolving credit facility is based on a borrowing base calculated using advance rates applied to eligible accounts receivable and eligible inventory. The revolving credit facility contains both affirmative and negative covenants which, among other things, may require the Company to meet certain financial tests (including a minimum interest coverage ratio and minimum levels of EBITDA, as defined in the credit facility), and places limits upon capital expenditures, disposals of assets, mergers and acquisitions, further indebtedness, transactions with affiliates and other customary restrictions. The occurrence of certain of these events may accelerate required repayment. As of December 31, 2004, the Company was in compliance with all covenants.

The revolver agreement provides for interest based upon a fixed spread above the bank’s prime lending rate, or other rate options which are periodically fixed at a spread over the bank’s LIBOR lending rate. In addition, an unused credit facility fee ranging from 0.375% to 0.5% is charged quarterly on the average daily unused portion of the facility. The unused credit facility fees amounted to approximately $0.3 million for fiscal 2004 and approximately $0.1 million for the period from September 22, 2003 through December 31, 2003. The effective interest rate at December 31, 2004 was 6.2% and the 2004 weighted average interest rate on the amended revolving credit facility was 3.9%. As of December 31, 2004, outstanding borrowings on the revolving credit facility were $44.0 million, which left $105.1 million of available borrowing base capacity. The effective interest rate at December 31, 2003 was 5.7% and the 2003 weighted average interest rate on the amended revolving credit facility was 5.2%. As of December 31, 2003, outstanding borrowings on the revolving credit facility were $85.9 million, which left $37.7 million of available borrowing base capacity.

Deferred financing fees related to the revolving credit facility of $7.1 million are being amortized on a straight-line basis over the life of the facility.

The revolving credit facility also contains a provision for up to $25.0 million of letters of credit, subject to borrowing base availability and total amounts outstanding under the revolving credit agreement of $175.0 million. As of December 31, 2004, the Company had approximately $11.5 million of outstanding letters of credit related to commitments for the purchase of inventory.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Senior Subordinated Notes

On June 27, 2003, the Company completed the conversion of all outstanding Senior Subordinated Notes (approximately $13.2 million carrying value at time of conversion) into 966,791 shares of Class L, Series 2 (“Class L-2”) and recognized a loss of approximately $1.9 million reflecting the difference between the carrying value of the notes and the estimated fair value of the Class L-2 shares. The Class L–2 shares are non-voting and provide for a liquidation preference over Class A shares with respect to any distribution by the Company to holders of its capital stock equal to the conversion value of the shares plus an amount that accrues at an annual rate of 15% compounded on a quarterly basis. Class L-2 shares have a par value $0.01 per share and are identical to Class A common shares in all other respects.

Subordinated Debt—Selling Shareholder

On September 22, 2003, in connection with the Alpha acquisition, the Company repaid all of the outstanding subordinated debt—selling shareholder (approximately $6.1 million carrying value at time of repayment) for $4.5 million, recognizing a gain of approximately $1.6 million.

Senior Notes

On November 18, 2004, the Company entered into a purchase agreement (the “Purchase Agreement”) with an initial purchaser regarding the private placement of $50.0 million aggregate principal amount of its 11 1/4% Senior Notes due 2010 (the “Notes”) to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S. The Notes were issued at 103% of aggregate principal amount. On November 23, 2004, the Company issued the Notes and received net proceeds of approximately $49.0 million, after deducting the discount to the initial purchaser and estimated fees and expenses related to the offering. The Company used such net proceeds to repay a portion of the outstanding borrowings under its revolving credit facility.

The Notes are general unsecured senior obligations of the Company and are guaranteed by the Company’s two domestic subsidiaries. Interest is payable on April 15 and October 15 of each year beginning April 15, 2005 until the maturity date of October 15, 2010. The Company may redeem up to 35% of the Notes before October 15, 2006, using the proceeds of certain equity offerings. The Company is required to repurchase the Notes if it sells all or substantially all of its assets or experiences specific kinds of changes in control.

The Notes are additional debt securities issued under an indenture dated September 22, 2003 (the “Indenture”), between the Company, the Guarantors named therein and Wachovia Bank, National Association, as Trustee, under which the Company previously issued $175.0 million aggregate principal amount of 11 1/4% Senior Notes due 2010 (the “Initial Notes”).

On September 22, 2003, in connection with the Alpha acquisition, the Company completed a private offering of $175.0 million 11 1/4% Senior Notes due October 15, 2010. The proceeds of the private offering were used to finance the Alpha acquisition, repay existing indebtedness of the Company and Alpha, and to pay related fees and expenses. The Senior Notes are guaranteed on a senior unsecured basis by all existing and future material domestic subsidiaries, and pay interest semi-annually in arrears on April 15 and October 15 of each year. The indenture governing the Senior Notes contains customary affirmative and negative covenants which, among other things, limit the Company’s ability to incur additional indebtedness, pay dividends, merge or consolidate, or otherwise sell or dispose of substantially all of the Company’s assets. The occurrence of certain of these events may accelerate required repayment of the notes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest Rate Swaps

As a condition of its Revolving Credit Facility, the Company was required to enter into interest rate protection agreements (“swaps”). The Company does not use derivatives for speculative purposes.

The Company had outstanding interest rate swap agreements with a commercial bank as follows:

	Notional Amounts
	December 31, 2004	December 31, 2003
	(dollars in thousands)
Maturity—May 2005	$20,000	$20,000
Maturity—October 2008	10,000	10,000

	$30,000	$30,000

The Company is exposed to credit loss in the event of nonperformance by the counter party. The Company does not anticipate nonperformance to be likely. The Company has elected to not apply hedge accounting for these swap agreements. The fair value of these interest rate swaps approximated $(1.6) million and $(3.2) million at December 31, 2004 and 2003, respectively. These decreases in negative value during fiscal 2004, 2003 and 2002 have been recognized in earnings. In addition, approximately $0.1 million, $0.2 million and $0.4 million, net of tax, of the initial transition adjustment was reclassified to earnings during the years ended December 31, 2004, 2003 and 2002, respectively. The Company expects to reclassify approximately $0.1 million, net of tax, during the next 12 months. The swaps are classified on the consolidated balance sheets based on the expected timing of the cash flows related to the swaps. Approximately $0.4 million of the swap liability was classified as accrued expenses at December 31, 2004 and the remaining $1.2 million was classified as other long-term liabilities at December 31, 2004. The swaps were classified as other long-term liabilities at December 31, 2003.

Redeemable Securities

Certain key executives of the Company hold common shares that may be put to the Company at their then fair market value if the executive terminates for any reason other than for cause or without good reason. As of December 31, 2004, the recorded value of the redeemable securities is net of the related executive note receivable outstanding of approximately $0.4 million. As of December 31, 2003, the recorded value of the redeemable securities was $1.4 million, net of the related executive note receivable outstanding of approximately $0.7 million. As of December 31, 2002 the common shares were carried at their fair market value as of the original grant date, as redemption was considered to be uncertain for the majority of executives holding shares in the Company. Effective September 22, 2003, one executive experienced a triggering event which may result in the exercise of the put feature of the related common shares. As a result, the common shares owned by that executive were re-valued as of September 27, 2003 and the related accretion was recorded resulting in an adjustment to additional paid-in capital of $55,000 during the year ended December 31, 2003. Redemption is considered to be uncertain for all other executives as of December 31, 2003 based on the fact that a triggering event has not occurred leading to an executive’s termination for any other reason than for cause or without good reason.

During 2004, Bain Capital redeemed this executive’s shares at fair market value for approximately $0.3 million, which resulted in an increase to additional paid-in-capital. In addition, Bain Capital sold shares of its common stock to certain executives at their fair market value. These shares may be put to the Company at their fair market value if the executive terminates for any reason other than for cause or without good reason and are recorded as other long-term liabilities on the consolidated balance sheet at December 31, 2004 in accordance

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Redemption was considered to be uncertain for all executives as of December 31, 2004 based on the fact that a triggering event has not occurred leading to an executive’s termination for any other reason than for cause or without good reason.

These shares, net of the related note receivable, have been recorded on the consolidated balance sheets at each of the following dates:

	Number of Shares	Common Stock at Par Value	Additional Paid-in Capital	Liquidated Preference
	(dollars in thousands)
December 31, 2004
Class A	515,859	$5.2	$95	$—
Class B	453,169	4.5	92	—
Class L, Series 1	36,363	0.4	572	1,015.3
Class L, Series 2	35,156	0.4	553	690.5
Class L, Series 3	43,950	0.4	757	1,227.1
Class L, Series 4	42,490	0.4	636	834.5
December 31, 2003
Class A	670,738	$6.7	$124	—
Class L, Series 1	41,818	0.4	658	1,032.1
Class L, Series 2	40,429	0.4	636	685.3

6. Fixed Assets

Property and equipment (and the estimated useful lives of the related assets) consisted of the following:

	December 31, 2004	December 31, 2003
	(dollars in thousands)
Leasehold improvements (10 years)	$3,522	$3,113
Machinery and equipment (5–7 years)	14,081	13,021
Furniture and fixtures (7 years)	6,054	5,901
Computers and software (3–5 years)	21,331	20,730
Vehicles (5 years)	72	71
Construction in process	113	—

	45,173	42,836
Less: accumulated depreciation	30,603	26,497

Fixed assets, net	$14,570	$16,339

Depreciation expense was approximately $6.0 million, $4.7 million and $3.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Leases

Capital leases

As of December 31, 2004, capital lease obligations included in long-term debt are as follows:

(dollars in thousands)
Payable in:
2005	$748
2006	279

Total minimum capital lease payments	1,027
Less—imputed interest	74

Present value of net minimum capital lease payments	$953

The net book value of property and equipment recorded under capital leases as of December 31, 2004 and 2003 was approximately $0.9 million and $1.8 million, respectively, representing certain equipment and software. Accumulated depreciation of the property and equipment recorded under capital leases was approximately $0.9 million and $0.7 million as of December 31, 2004 and 2003, respectively. Depreciation expense on the outstanding obligations under the capital leases was approximately $0.1 million, $0.2 million and $0.2 million in fiscal 2004, 2003 and 2002, respectively.

Operating leases

The Company leases facilities and equipment pursuant to operating leases expiring at various times over the next eleven years. Total rent expense incurred under the leases was approximately $8.8 million, $5.0 million and $4.9 million in fiscal 2004, 2003 and 2002, respectively. The Company has certain operating lease agreements which contain provisions for scheduled rent increases. Rent expense for these agreements is recognized on a straight-line basis over the minimum lease term.

The future minimum operating lease payments for noncancelable operating leases are as follows:

(dollars in thousands)
Payable in:
2005	$10,943
2006	11,569
2007	10,034
2008	9,278
2009	8,000
Thereafter	30,801

Total future minimum operating lease payments	$80,625

8. Related Party Transactions

In May 2000, the Company entered into an Advisory Services Agreement with Bain Capital, Inc. pursuant to the Merger Agreement and Recapitalization of the Company. The Advisory Services Agreement required the Company to pay a quarterly advisory fee of approximately $0.2 million for a ten year period. In an event of a change of control or Initial Public Offering prior to the ten year period, Bain Capital would have received a lump

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

sum payment equivalent to three years of advisory fees. The agreement also required the Company to pay investment banking fees in the amount of 1% of certain prescribed transactions, part of which could have been used to offset the quarterly advisory fee otherwise due. No payments were made for investment banking services in fiscal 2003 and 2002, and advisory service payments were approximately $0.6 million in each year.

In connection with the acquisition of Alpha in September 2003, the Advisory Services Agreement was cancelled and replaced by a discretionary, contingency-based agreement, subject to certain limitations set forth therein. Under the amended and restated Advisory Services Agreement, for the first two full fiscal years following the acquisition and related equity investment by Bain Capital, Bain Capital may be paid a management fee for strategic, financial and other advisory services up to an annual maximum of $1.5 million at the discretion of the Company’s board of directors. The amended and restated Advisory Services Agreement states that in the event Bain Capital were to receive a fee for fiscal 2004, Bain Capital would also receive a pro rata portion of such fee for the period from the closing of the acquisition through December 31, 2003. For purposes of calculating whether the payment of a management fee was permitted in fiscal 2004, EBITDA in fiscal 2004 was adjusted for certain cost savings set forth in the agreement that were expected to be achieved in the next twelve months, without duplication of such cost savings actually realized through fiscal year 2004, as reviewed and approved by the Company’s board of directors in their reasonable discretion. In fiscal January 2005, the Company paid a management fee of approximately $1.9 million to Bain Capital which was reported in accrued expenses at December 31, 2004. For each full fiscal year beginning in fiscal 2006, Bain Capital may be paid a fee up to an annual maximum of $3.0 million at the discretion of the Company’s board of directors. Before any such management fees may be paid, EBITDA, as defined in the amended and restated Advisory Services Agreement, after giving effect to payment of the management fee, must be greater than $52.0 million in order for Bain Capital to earn a fee. Except as described in this paragraph, the new Advisory Services Agreement is substantially identical to the prior advisory services agreement. The Company believes that the terms of such advisory services agreement with Bain Capital are no less favorable than those that could have been obtained pursuant to a similar agreement with an unrelated third party.

Bain Capital was paid fees of approximately $4.5 million upon completion of the Alpha acquisition in September 2003, approximately $0.4 million upon the completion of the NES acquisition in August 2004, and $0.5 million upon completion of the private placement of $50.0 million aggregate principal amount of the Company’s 11 1/4% senior notes offering in November 2004.

In connection with the Recapitalization, the Company loaned an officer $1.0 million as a note receivable with interest at the annual short-term federal rate compounded annually. The note is due May 3, 2007. As security, the officer has pledged shares of the Company. At December 31, 2003, $0.7 million of the employee note and related interest were netted against the related redeemable securities that were included as mezzanine debt on the consolidated balance sheet. The remaining $0.3 million and related interest was included in the shareholders’ equity section of the consolidated balance sheet. As disclosed in Note 3, the Company also entered into a non-contingent deferred compensation agreement with the same officer for $1.0 million also payable in 2007. The deferred compensation agreement was settled for its full value when the officer repaid a $0.7 million note payable to the Company during the three months ended June 30, 2004. The transactions had no net impact on cash flows of the Company, but resulted in the recognition of an approximate $0.2 million loss on the early retirement of the deferred compensation obligation. At December 31, 2004, approximately $0.4 million of the note receivable including interest was outstanding and was included in other long-term liabilities on the consolidated balance sheet.

In September 2004, the Company issued new equity to certain executive officers of the Company with proceeds aggregating $0.8 million (see Note 3).

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mr. Morof, the Company’s former CFO, left the Company in March 2004. His then-existing employment agreement provided that in the event Mr. Morof terminated his employment for “good reason” (as defined in his employment agreement) or his employment was terminated by the Company without “cause” (as defined in his employment agreement), Mr. Morof would have been entitled to continue to receive his then current salary and benefits package for twelve months following the date of such termination. On October 7, 2003, Broder and Mr. Morof amended the employment agreement pursuant to a letter agreement which entitled Mr. Morof to view himself as terminated for “good reason” as of March 31, 2004. Pursuant to such letter, Mr. Morof continued his employment with the Company up to such date under the title of Senior Vice President in order to assist with the integration of Alpha. The letter provided for a minimum annual base salary and a bonus with respect to fiscal 2003 based on the Company’s performance and consistent with that paid to other senior executives of the Company. The letter further provided that on March 31, 2004, Mr. Morof would be paid a bonus of $100,000 and be entitled to receive severance payments in accordance with his then existing employment agreement. When he left the Company, all stock and options held by him were repurchased by the Company at fair market value. Through December 25, 2004, the Company has made approximately $0.2 million in severance payments to Mr. Morof. The remaining severance obligation to Mr. Morof will total approximately $0.1 million.

9. Defined Contribution Plans

The Company is a sponsor of an employee savings 401(k) plan covering substantially all employees who meet predetermined eligibility requirements. Contributions made by the Company are at the discretion of the Board of Directors. For the years ended December 31, 2004 and 2003, such contributions amounted to 50% of the first 6% of compensation deferred by the employee. Contributions to the plan for 2004, 2003 and 2002 were approximately $0.6 million, $0.3 million and $0.3 million, respectively. In addition, Alpha maintained an employee savings 401(k) plan covering substantially all full-time employees who met predetermined eligibility requirements. The Company made a matching contribution of the first 2% of each participant’s annual earnings contributed to the plan. In 2004, the Alpha plan was terminated and participant assets were merged into the Company’s plan. The Company’s contributions to the Alpha plan for the period from the date of acquisition (September 22, 2003) to December 31, 2003 was approximately $76,000.

10. Commitments and Contingencies

Self-Insured Health Plan

The Company maintains a self-insured health plan for all of its Broder division employees. The Company has purchased stop loss insurance to supplement the health plan, which will reimburse the Company for individual claims in excess of $0.1 million, $0.1 million and $0.1 million annually or aggregate claims exceeding approximately $2.5 million, $2.9 million and $2.4 million in fiscal 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, approximately $0.6 million was included in accrued liabilities for self-insured health plan costs.

Litigation

The Company is a party to various lawsuits arising out of the normal conduct of its business, none of which, individually or in the aggregate, are expected to have a material adverse effect on the Company’s results of operations or financial position.

Employment Agreements

The Company has entered into employment agreements with certain employees, which provide that the employee will not compete in the wholesale distribution of imprintable sportswear and accessories business for a

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

specified period after their respective termination dates. The employment agreements also define employment terms including salary, bonus and benefits to be provided to the respective employees.

Advisory Agreement

In connection with the acquisition of Alpha, the Company entered into a new Advisory Services Agreement with Bain Capital in September 2003. See Note 8.

11. Stock Option Plans

The Company adopted a Stock Option Plan (the “2000 Plan”) effective with the May 2000 recapitalization under which officers, key employees, and non-employee directors or consultants may be granted options to purchase shares of the Company’s authorized but unissued Class A and Class L common stock. The maximum number of shares of the Company’s Class A and Class L common stock available for issuance under the 2000 Plan is 1,500,000 and 50,000 shares, respectively. As of December 31, 2004, the maximum number of shares available for future grants under the 2000 Plan were 408,000 Class A shares and 50,000 Class L, Series 1 shares. During fiscal 2000, 550,000 shares of Class A common stock options were authorized at an exercise price of $0.1944 per share (the Tranche I options) and an additional 550,000 shares of Class A common stock options were authorized at an exercise price of $3.41 per share (the Tranche II options). During fiscal 2002, 400,000 shares of Class A common stock options were granted at an exercise price of $6.00 per share (Tranche III options). The Tranche III options were cancelled and terminated during fiscal 2002. Options otherwise unallocated from Tranche I and Tranche II will be allocated on a pro rata basis to the then current option holders in the event of certain corporate transactions. Options expire no later than ten years from the grant date and vest over four years. Vesting may be accelerated in the event of specified transactions.

In fiscal 2004, the Company adopted the 2004 Executive Stock Option Plan (the “2004 Plan”) under which present and future executives, directors, consultants or advisers of the Company or its subsidiaries may be granted options to purchase shares of the Company’s authorized but unissued Class B and Class L, Series 3 or 4 common stock. The maximum number of shares of the Company’s stock available for issuance under the 2004 Plan is 426,174 Class L, Series 3 common shares, 370,820 Class L, Series 4 common shares and 3,954,897 Class B common shares. As of December 31, 2004, the maximum number of shares available for future grants under the 2004 Plan were 22,683 Class L, Series 3 common shares, 19,734 Class L, Series 4 common shares and 210,467 Class B common shares. Options expire no later than ten years from the grant date and vest over four years. Vesting may be accelerated in the event of specified transactions.

During fiscal 2004, pursuant to its 2004 Plan, the Company granted to certain of its executives the following options: (a) options to purchase 403,491 shares of its Class L, Series 3, common stock at an exercise price of $15.75 per share, (b) options to purchase 351,086 shares of its Class L, Series 4, common stock at an exercise price of $13.69 per share and (c) options to purchase 3,744,430 shares of its Class B common stock at an exercise price of $0.1944 per share.

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2000 Plan	Options Allocated to Key Employees	Unallocated Options	Total # of Shares	Weighted Avg. Price Per Share
Tranche I
Options outstanding at December 31, 2001	196,500	103,500	300,000	$0.1944

Options exercised	—	—	—	0.1944
Options granted	150,000	(150,000)	—	0.1944
Options cancelled	(272,500)	272,500	—	0.1944

Options outstanding at December 31, 2002	74,000	226,000	300,000	0.1944

Options exercised	—	—	—	0.1944
Options granted	171,000	(171,000)	—	0.1944
Options cancelled	(21,000)	21,000	—	0.1944

Options outstanding at December 31, 2003	224,000	76,000	300,000	0.1944

Options exercised	—	—	—	0.1944
Options granted	—	—	—	0.1944
Options cancelled	(78,000)	78,000	—	0.1944

Options outstanding at December 31, 2004	146,000	154,000	300,000	0.1944

Exercisable at December 31, 2002	36,250	—	36,250	$0.1944
Exercisable at December 31, 2003	82,750	—	82,750	$0.1944
Exercisable at December 31, 2004	96,250	—	96,250	$0.1944

Tranche II
Options outstanding at December 31, 2001	446,500	103,500	550,000	$3.4100

Options granted	194,000	(194,000)	—	3.4100
Options cancelled	(294,500)	294,500	—	3.4100

Options outstanding at December 31, 2002	346,000	204,000	550,000	3.4100

Options exercised	—	—	—	3.4100
Options granted	149,000	(149,000)	—	3.4100
Options cancelled	(21,000)	21,000	—	3.4100

Options outstanding at December 31, 2003	474,000	76,000	550,000	3.4100

Options exercised	—	—	—	3.4100
Options granted	—	—	—	3.4100
Options cancelled	(178,000)	178,000	—	3.4100

Options outstanding at December 31, 2004	296,000	254,000	550,000	3.4100

Exercisable at December 31, 2002	161,250	—	161,250	$3.4100
Exercisable at December 31, 2003	270,250	—	270,250	$3.4100
Exercisable at December 31, 2004	246,250	—	246,250	$3.4100

2004 Plan
Options outstanding at April 21, 2004 (commencement)
Class B Common Stock	—	3,954,897	3,954,897	$0.1944

Class L Common Stock, Series 3	—	426,174	426,174	15.7500

Class L Common Stock, Series 4	—	370,820	370,820	13.6900

Option grants during 2004
Options granted for Class B Common Stock	3,744,430	(3,744,430)	—	0.1944
Options granted for Class L Common Stock, Series 3	403,491	(403,491)	—	15.7500
Options granted for Class L Common Stock, Series 4	351,086	(351,086)	—	13.6900
Options outstanding at December 31, 2004
Class B Common Stock	3,744,430	210,467	3,954,897	0.1944

Class L Common Stock, Series 3	403,491	22,683	426,174	15.7500

Class L Common Stock, Series 4	351,086	19,734	370,820	13.6900

Exercisable at December 31, 2004 for:
Class B Common Stock	842,179	—	842,179	$0.1944
Class L Common Stock, Series 3	90,751	—	90,751	$15.7500
Class L Common Stock, Series 4	78,965	—	78,965	$13.6900

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of options outstanding as of December 31, 2004 is as follows:

	Exercise Prices	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Tranche I	$0.1944	146,000	96,250	$0.1944	7.8 yrs.
Tranche II	3.4100	296,000	246,250	3.4100	7.6 yrs.
Fiscal 2004:
Class B	0.1944	3,744,430	842,179	0.1944	9.4 yrs.
Class L, Series 3	15.7500	403,491	90,751	15.7500	9.4 yrs.
Class L, Series 4	13.6900	351,086	78,965	13.6900	9.4 yrs.

12. Income Taxes

The federal and state income tax provision is summarized as follows:

	Year Ended December 31,
	2004	2003	2002
	(dollars in thousands)
Current
Federal	$1,599	$(505)	$(148)
State	517	100	503

	2,116	(405)	355

Deferred
Federal	(2,655)	(6,133)	(295)
State	(810)	(1,626)	27

	(3,465)	(7,759)	(268)

Total income tax (benefit) expense	$(1,349)	$(8,164)	$87

Total income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 34% to earnings before income tax expense as a result of the following:

	Year Ended December 31,
	2004	2003	2002
	(dollars in thousands)
Computed expected tax at 34% rate	$(1,018)	$(7,011)	$(515)
Differential of tax basis on assets sold	—	—	(375)
State and local taxes, net of federal tax benefit	(193)	(1,151)	418
Consulting agreement	—	—	(125)
Permanent difference	(155)	32	825
Other	17	(34)	(141)

Income tax (benefit) expense	$(1,349)	$(8,164)	$87

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income tax assets and liabilities at December 31, 2004 and 2003 are as follows:

	December 31, 2004	December 31, 2003
	(dollars in thousands)
Deferred tax assets
Inventory, principally due to costs capitalized for tax purposes in excess of those capitalized for financial reporting purposes and obsolescence reserve	$5,850	$5,283
Reserve for self insurance	60	59
Reserve for bad debts	1,693	1,120
Deferred compensation	191	430
Deferred rent	857	219
Acquisition costs	119	500
Vacation and bonus	265	439
Unrealized loss on interest rate swaps	555	1,134
NOL carryforward	2,175	1,350
Restructuring costs	3,146	3,338
Other	(98)	126

Total deferred tax assets	14,813	13,998

Deferred tax liabilities
Other intangibles related to the acquisition of Alpha and NES	(33,325)	(33,757)
Tax depreciation in excess of book depreciation	(1,625)	(1,863)
Goodwill and amortization	(7,129)	(5,521)

Total deferred tax liabilities	(42,079)	(41,141)

Net deferred tax liability	$(27,266)	$(27,143)

Total income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 34% to earnings before income tax expense primarily as a result of state and local taxes. The Company had a net operating loss carry forward of approximately $5.0 million at December 31, 2004. These carry forwards expire in 2023 and may be limited should certain changes in the Company’s ownership occur.

13. Deferred Financing Costs and Unamortized Note Premium

In May 2000, the Company entered into a five-year $90.0 million revolving credit facility, which was amended and restated to $137.5 million in August 2001. Total fees incurred in connection with the credit facility and the amendment were approximately $3.7 million and were being amortized over the term of the facility.

In September 2003, in connection with the Alpha acquisition, the Company replaced the $137.5 million revolving credit facility with the $175.0 million revolving credit facility (the “Original Notes”) (see Note 5). Costs to secure the facility of approximately $7.1 million were included in deferred financing fees and are being amortized over the term of the facility, which expires in September 2008. As a result of the amended revolving credit facility, approximately $1.4 million of unamortized deferred financing fees related to the August 2001 credit agreement were expensed.

Also in September 2003, the Company completed a private offering of $175.0 million 11 ¼% Senior Notes due October 2010 (see Note 5). The Company incurred approximately $11.0 million in financing fees in connection with the placement of the Senior Notes and the fees are being amortized on a straight-line basis over the life of the Senior Notes.

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2004, the Company completed a private offering of $50.0 million 11 ¼% Senior Notes due October 2010 (see Note 5). The Notes were sold at a 3% premium of $1.5 million over the $50.0 million aggregate principal amount, and the Company incurred approximately $2.8 million in financing fees in connection with the placement of the Notes. The premium credit and the fees expense are being amortized on a straight-line basis over the life of the Notes. The Notes are additional debt securities issued under the indenture dated September 22, 2003, under which the Company previously issued the $175.0 million aggregate principal amount original Notes due 2010.

Amortization of deferred financing fees charged to interest expense were approximately $3.0 million, $2.6 million and $0.8 million during the fiscal years ended December 31, 2004, 2003 and 2002, respectively. The amortization of the Note premium credit was not significant in fiscal year ended December 31, 2004.

14. Segment Information

In accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information,” the Company’s principal operating segments are grouped into three business units: the Broder division, and with the September 22, 2003 acquisition of Alpha, the Alpha division, and with the August 31, 2004 acquisition of NES, the NES division. Operating segments are defined as components of the business for which separate information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. While management expects these segments to exhibit similar long-term financial performance because they have similar economic characteristics, the nature of each division’s products is similar, the type of customer is similar and the method used to distribute their products is similar, the Company has determined that it has three operating segments as of December 31, 2004 because a comprehensive integration of the three businesses had not occurred. Until such time as a comprehensive integration of the three businesses has occurred, the Company intends to separately identify and manage certain key elements of each division. The following table presents information used by the Company’s chief operating decision makers in deciding how to allocate resources and in assessing performance. The information for the Broder division represents the full fiscal 2003 and 2004, and the information for the Alpha division represents the period from the date of acquisition (September 22, 2003) through December 31, 2003 and the full year ended December 31, 2004; and the information for the NES division represents the period from the date of acquisition (August 31, 2004) through December 31, 2004. Prior to September 22, 2003, the Company had only one operating segment.

	Broder	Alpha	NES	Consolidated
	(dollars in thousands)
Statement of Operations Information for Fiscal 2004
Net sales	$379,961	$454,471	$42,941	$877,373
Cost of sales	316,432	366,583	37,041	720,056

Gross profit	$63,529	$87,888	$5,900	$157,317

Statement of Operations Information for Fiscal 2003
Net sales	$370,578	$117,207	$—	$487,785
Cost of sales	317,171	93,952	—	411,123

Gross profit	$53,407	$23,255	$—	$76,662

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Broder	Alpha	NES	Consolidated
	(dollars in thousands)
Balance Sheet Information as of December 25, 2004
Accounts receivable, net	$31,805	$42,062	$13,822	$87,689
Inventory	70,552	72,007	32,230	174,789
Fixed assets, net	7,193	6,497	880	14,570
Goodwill, intangible assets and deferred financing fees	28,303	198,723	10,608	237,634
Accounts payable	45,622	43,130	26,684	115,436

Balance Sheet Information as of December 27, 2003
Accounts receivable, net	$29,657	$37,851	$—	$67,508
Inventory	75,923	55,662	—	131,585
Fixed assets, net	9,276	7,063	—	16,339
Goodwill, intangible assets and deferred financing fees	28,501	212,005	—	240,506
Accounts payable	43,641	36,594	—	80,235

15. Restructuring and Asset Impairment

Following the September 2003 acquisition of Alpha, the Company changed its inventory replenishment strategy and began the initiative to consolidate corporate headquarters of the combined Company. As a result, the Company effected a restructuring and asset impairment plan (the “2003 Plan”) designed to reduce its cost structure by closing two distribution centers, disposing of the related fixed assets and reducing its workforce.

During the fourth quarter of 2003, the Company recorded a $9.1 million restructuring charge under the 2003 Plan in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” on the Company’s Broder division which was included in total operating expense for the year ended December 31, 2003. This charge consisted of the fair value of the future lease obligations as of the cease-use date, net of expected sub-lease rentals, severance related payments for distribution center and corporate office staff reductions and fixed asset impairment charges related to the disposal of distribution center fixed assets. The distribution centers were closed during the fourth quarter of 2003. The Company recorded an additional $1.7 million of restructuring expense during 2004, consisting of cash severance and related benefits. Total restructuring charges incurred in connection with the 2003 restructuring plan were approximately $10.8 million, consisting of approximately $7.0 million in distribution center closure costs, $0.9 million in non-cash fixed asset impairment charges and approximately $3.0 million in cash severance and related benefits. The Company does not expect to incur any future restructuring charges related to the 2003 restructuring plan. The Company will continue to make the remaining severance payments related to corporate employees through the third quarter of 2005 due to planned corporate employee termination dates. The future lease obligation is expected to be paid over the remaining lease term, which expires in March 2014.

During the year ended December 31, 2004, the Company recorded a non-cash fixed asset impairment charge of approximately $0.8 million for the disposal of computer software that the Company had determined it would not continue to use as a result of the completion of the second of four stages of its information systems integration plan related to the merger of Broder and Alpha. The second stage of the information systems integration plan occurred during the three months ended June 30, 2004 and combined the purchasing, forecasting, inventory control and inventory costing systems onto a single platform.

The Company’s Broder division also recorded approximately $0.8 million in lease termination and other costs for the fair value of future lease obligations related to the closure of its Cleveland, OH distribution center. The future lease obligation is expected to be paid over the remaining lease term, which expires in May 2007.

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s NES division recorded a $0.2 million restructuring charge during 2004. This charge consisted of severance related payments for NES corporate staff reductions resulting from the integration of NES into the Company. The Company expects to incur a total of approximately $0.5 million in cash severance and related benefits in connection with the NES workforce reduction. The majority of severance payments will be paid during the second and third quarter of 2005 due to NES corporate staff termination dates.

Restructuring activity is summarized as follows:

	Balance at December 31, 2003	Restructuring Charge	Cash Payments	Non-Cash Items Expensed Immediately	Balance at December 31, 2004
	(dollars in thousands)
Distribution center closure costs
Lease termination and other costs	$7,150	$743	$(804)	$—	$7,089
Severance and related benefits	180	—	(180)	—	—
Non-cash asset write-offs	—	833	—	(833)	—
Corporate workforce reduction
Severance and related benefits	918	1,719	(1,940)	—	697
NES severance and related benefits	—	233	—	—	233

	$8,248	$3,528	$(2,924)	$(833)	$8,019

The total of $8.0 million in accrued restructuring is recorded as $2.0 million in current liabilities and $6.0 million in long-term liabilities.

16. Inflation

Prices of imprintable sportswear and accessories have experienced deflation as suppliers have moved manufacturing to lower cost offshore locations. Price deflation has not historically had a material effect on the Company’s operating results during the periods presented, since falling input costs for individual products have generally been passed on to customers on a constant gross profit per unit basis or unit volume growth has not been accompanied by a proportional increase in operating costs. However, we cannot assure you that this trend will continue in the future.

17. Selected Quarterly Financial Data (Unaudited)

The Company’s selected quarterly financial results of operations (unaudited) for each quarter in the years ended December 31, 2004 and 2003 were as follows:

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	(in thousands)
2004
Net sales	$176,760	$227,298	$231,305	$242,010
Income (loss) from operations	(846)	8,433	9,888	8,612
Net income (loss)	(4,958)	897	1,705	851
2003
Net sales	$75,919	$98,112	$111,879	$201,875
Income (loss) from operations	(1,810)	2,597	(1,263)	(5,554)
Net loss	(2,510)	(1,537)	(990)	(7,419)

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the second quarter of 2004, the Company recorded a non-cash fixed asset impairment charge of approximately $0.8 million for the disposal of computer software that the Company had determined it would not continue to use as a result of the completion of the second of four stages of its information systems integration plan related to the merger of Broder and Alpha.

During the fourth quarter of 2004, the Company’s Broder division also recorded approximately $0.8 million in lease termination and other costs for the fair value of future lease obligations related to the closure of its Cleveland, OH distribution center and the Company’s NES division recorded a $0.2 million restructuring charge for severance related payments for its corporate staff reductions resulting from the integration of NES.

During the fourth quarter of 2003, the Company recorded a $9.1 million restructuring charge which consisted of the fair value of the future lease obligations as of the cease-use date, net of expected sub-lease rentals, severance related payments for distribution center and corporate office staff reductions and fixed asset impairment charges related to the disposal of distribution center fixed assets (see Note 15).

On September 22, 2003, the Company acquired Alpha Shirt Holdings, Inc., and on August 31, 2004, the Company acquired NES Clothing Company Holdings Trust (see Note 4). Results of operations are included above from the respective dates of acquisition.

Broder Bros., Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Condensed Combining and Consolidating Financial Statements

The Company’s subsidiaries guarantee the outstanding indebtedness of the Company relating to its senior subordinated notes that are guaranteed on an unsecured basis. TSM Acquisition Co. is a non-active subsidiary with no assets or operations. The remaining subsidiary, ASHI, Inc. was acquired in connection with the September 22, 2003 acquisition of Alpha Shirt Holdings, Inc. The guarantor subsidiaries are 100% owned and the guarantees are made on a joint and several basis and are full and unconditional. The following condensed combining and consolidating financial statements are required in accordance with Regulation S-X Rule 3-10 for Broder Bros., Co. and ASHI, Inc., for the period since the acquisition of ASHI, Inc.

BRODER BROS., CO. AND SUBSIDIARIES

CONDENSED COMBINING AND CONSOLIDATING FINANCIAL STATEMENTS

	December 25, 2004				December 27, 2003
	Broder Bros., Co.	ASHI, Inc.	Eliminations	Consolidated	Broder Bros., Co.	ASHI, Inc.	Eliminations	Consolidated
	(in thousands)
Balance Sheets
Cash	$2,313	$8	$—	$2,321	$3,157	$18	$—	$3,175
Intercompany receivable	19,781	—	(19,781)	—	27,129	—	(27,129)	—
All other current assets	276,146	—	—	276,146	215,113	—	—	215,113

Total current Assets	298,240	8	(19,781)	278,467	245,399	18	(27,129)	218,288
Goodwill and intangibles, net	189,259	31,227	—	220,486	191,916	31,227	—	223,143
Investment in subsidiary	11,454	—	(11,454)	—	1,564	—	(1,564)	—
All other non-current assets	39,255	—	—	39,255	37,722	—	—	37,722

Total Assets	$538,208	$31,235	$(31,235)	$538,208	$476,601	$31,245	$(28,693)	$479,153

Intercompany payable	$—	$19,781	(19,781)	$—	$—	$27,129	(27,129)	$—
All other current liabilities	138,167	—	—	138,167	98,770	—	—	98,770

Total current liabilities	138,167	19,781	(19,781)	138,167	98,770	27,129	(27,129)	98,770
Non-current liabilities	323,958	—	—	323,958	312,223	2,552	—	314,775

Total Liabilities	462,125	19,781	(19,781)	462,125	410,993	29,681	(27,129)	413,545
Redeemable securities	—			—	718	—	—	718
Shareholders’ equity	76,083	11,454	(11,454)	76,083	64,890	1,564	(1,564)	64,890

Total liabilities and shareholders’ equity	$538,208	$31,235	$(31,235)	$538,208	$476,601	$31,245	$(28,693)	$479,153

	Year Ended December 25, 2004				Year Ended December 27, 2003
	Broder Bros., Co.	ASHI, Inc.	Eliminations	Consolidated	Broder Bros., Co.	ASHI, Inc.	Eliminations	Consolidated
Statements of Operations
Net sales	$877,373	$—	$—	$877,373	$487,785	$—	$—	$487,785
Cost of sales	720,056	—	—	720,056	411,123	—	—	411,123

Gross profit	157,317	—	—	157,317	76,662	—	—	76,662
Operating expenses	131,225	5	—	131,230	82,685	7	—	82,692

Income (loss) from operations	26,092	(5)	—	26,087	(6,023)	(7)	—	(6,030)
Interest (income) expense	33,078	(3,077)	—	30,001	16,259	(690)	—	15,569
All other (income) expense	5,758	(6,818)	—	(1,060)	781	(1,760)	—	(979)
Equity in earnings of subsidiary	(9,890)	—	9,890	—	(1,564)	—	1,564	—

Total other (income) expense	28,946	(9,895)	9,890	28,941	15,476	(2,450)	1,564	14,590

Income (loss) before income taxes	(2,854)	9,890	(9,890)	(2,854)	(21,499)	2,443	(1,564)	(20,620)
Income tax (benefit) provision	(1,349)	—	—	(1,349)	(9,043)	879	—	(8,164)

Net income (loss)	$(1,505)	$9,890	$(9,890)	$(1,505)	$(12,456)	$1,564	$(1,564)	$(12,456)

	Year Ended December 25, 2004				Year Ended December 27, 2003
	Broder Bros., Co.	ASHI, Inc.	Eliminations	Consolidated	Broder Bros., Co.	ASHI, Inc.	Eliminations	Consolidated
Statements of Cash Flows
Net income (loss)	$(1,505)	$9,890	$(9,890)	$(1,505)	$(12,456)	$1,564	$(1,564)	$(12,456)
Equity in income of subsidiary	(9,890)	—	9,890	—	(1,564)	—	1,564	—
Other operating cash flows	26,682	(19,795)	—	6,887	12,536	(3,996)	—	8,540

Net cash provided by (used in) operating activities	15,287	(9,905)	—	5,382	(1,484)	(2,432)	—	(3,916)
Net cash used in investing activities	(34,693)	—	—	(34,693)	(252,408)	—	—	(252,408)
Net cash provided by financing activities	18,562	9,895	—	28,457	254,426	2,450	—	256,876

Net increase (decrease) in cash	(844)	(10)	—	(854)	534	18	—	552
Cash at beginning of year	3,157	18	—	3,175	2,623	—	—	2,623

Cash at end of year	$2,313	$8	$—	$2,321	$3,157	$18	$—	$3,175

Schedule II

BRODER BROS., CO. AND SUBSIDIARIES

Consolidated Valuation and Qualifying Accounts

(dollars in thousands)

	Balance at Beginning of Period	Additions resulting from Acquisitions	Charged to Costs and Expenses	Charged to Other Accounts— Describe	Deductions— Describe (1)	Balance at End of Period
YEAR ENDED DECEMBER 25, 2004
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$2,820	$949	$2,016	$—	$1,121	$4,664
Excess and discontinued inventory reserve	3,989	1,280	2,345	—	2,454	5,160
YEAR ENDED DECEMBER 27, 2003
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$900	$1,767	$2,021	$—	$1,868	$2,820
Excess and discontinued inventory reserve	1,800	1,136	2,156	—	1,103	3,989
YEAR ENDED DECEMBER 28, 2002
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$1,097	$—	$1,015	$—	$1,212	$900
Excess and discontinued inventory reserve	3,828	—	896	—	2,924	1,800

1)	Allowance for Doubtful Accounts—Uncollectible accounts written off, net of recoveries.

Excess and Discontinued Inventory Reserve—Loss on sale/disposal of Excess and Discontinued Inventory.

Report of Independent Auditors

Board of Directors

Alpha Shirt Holdings, Inc.

We have audited the accompanying consolidated statements of income and cash flows of Alpha Shirt Holdings, Inc. for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Alpha Shirt Holdings, Inc. for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

January 22, 2003

Alpha Shirt Holdings, Inc.

Consolidated Statement of Income

Year ended December 31, 2002
Net sales	$409,039,558
Costs of goods sold	335,817,551

Gross profit	73,222,007

Warehousing, selling and administrative	45,777,503
Depreciation	2,827,608
Amortization of intangible assets	380,379

24,236,517

Interest expense	5,183,395
Other expenses	707

Income before taxes	19,052,415

Income tax expense	7,256,211

Net income	$11,796,204

See accompanying notes.

Alpha Shirt Holdings, Inc.

Consolidated Statement of Cash Flows

Year ended December 31, 2002
Cash flows from operating activities
Net income	$11,796,204
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,207,987
Provision for bad debts	900,853
Loan discount amortization	315,000
(Increase) decrease in assets, net of business acquired:
Accounts receivable	3,575,081
Inventory	(1,457,500)
Deferred income tax asset	(311,356)
Other assets	(3,758,075)
Increase (decrease) in liabilities:
Accounts payable	(5,967,084)
Accrued expenses	3,435,970
Deferred income tax liabilities	1,968,796
Other liabilities	(525,893)

Net cash provided by operating activities	13,179,983

Cash flows from investing activities
Purchase of property and equipment	(2,368,936)
Purchase of business, Kay’s Enterprises	(2,983,294)

Net cash used in investing activities	(5,352,230)

Cash flows from financing activities
Debt payments	(6,771,230)
Net payments on revolving line of credit	(2,764,814)

Net cash used in financing activities	(9,536,044)

Net decrease in cash	(1,708,291)

Cash at beginning of year	2,486,741

Cash at end of year	$778,450

See accompanying notes.

Alpha Shirt Holdings, Inc.

Notes to Consolidated Financial Statements

Year ended December 31, 2002

1. Background and Business

Alpha has distribution facilities in Philadelphia, Pennsylvania; Fort Wayne, Indiana; La Mirada, California; St. Petersburg, Florida and Stafford, Texas. The Company distributes imprintable apparel including tee shirts, golf shirts, fleece, jackets, bags and caps. Alpha distributes to more than 44,000 customers in the screen printing, embroidering, retail, and advertising specialty industries. The Company’s customers are primarily located in the United States. No single customer accounts for more than 1% of sales. Approximately 81% of the Company’s sales are generated from products obtained from 10 suppliers.

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company records sales upon the shipment of products to the customer.

Depreciation

All property, plant, and equipment is depreciated on a straight-line basis over the estimated useful life of the respective assets.

Amortization

Deferred financing costs, which relate to debt issuance costs are amortized over the term of the debt.

Income Taxes

The Company is taxed as a C corporation.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. Net advertising expense was $139,000 for the year ended December 31, 2002.

Catalog Costs

Annually, the Company incurs production costs related to the product catalog for the upcoming year. These costs are deferred and expensed in the year the catalog is in use. Catalog expense was $4,029,000 for the year ended December 31, 2002.

Alpha Shirt Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Options

The Company accounts for stock options in accordance with Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense is recognized for options granted under the Company’s option plan, which have an exercise price equal to the fair value on the date of the grant. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS 123) (see Note 9).

Interest Rate Swap Agreements

The Company uses interest rate swap agreements for purposes other than trading. Interest rate swap agreements are used by the Company to modify variable rate obligations to fixed rate obligations, thereby reducing the exposure to market rate fluctuations. The interest rate swap agreements are designated as hedges, and effectiveness is determined by matching the principal balance and terms with that specific obligation. Such an agreement involves the exchange of amounts based on fixed interest rates for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which payments are based. The differential to be paid or received as interest rates change is accounted for on the accrual method of accounting. In the event that the counterparty fails to perform under the agreements, the Company bears the credit risk that the payments due to the Company may not be collected. Gains and losses on terminations of interest rate swap agreements are deferred and amortized over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the obligation, any realized or unrealized gain or loss from the swap would be recognized in income at the time of extinguishment.

3. Goodwill and Other Intangibles

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles (“SFAS 142”). As a result of adopting SFAS 142, the Company no longer amortizes goodwill. Goodwill must be tested at least annually for impairment, including an initial test that was completed in connection with the adoption of SFAS 142. The test for impairment uses a fair-value based approach, whereby if the implied fair value of a reporting unit’s goodwill is less than its carrying amount, goodwill would be considered impaired. The Company did not incur any impairment charges in connection with the adoption of SFAS 142.

4. Acquisition

On May 31, 2002 the Company purchased certain of the assets and liabilities of Kay’s Enterprises, Inc. (Kay’s), a Texas Corporation. The total purchase price was $3.3 million, comprised of $3 million in cash and the issuance of a $300,000 note payable to the former owner of Kay’s. The note bears a 10% interest rate, payable in two annual installments commencing May 31, 2003. The acquisition has been accounted for using the purchase method of accounting and Kay’s results of operations have been included in the consolidated statement of income of the Company since the acquisition date.

Approximately $124,000 of the purchase price in excess of net tangible assets acquired has been allocated to acquisition costs and is being amortized over the length of a non-compete agreement, which expires December 31, 2004.

Alpha Shirt Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Leases

The Company leases its warehouses and certain equipment under various operating leases. At December 31, 2002, annual future minimum lease payments under these operating leases are as follows:

2003	$3,165,136
2004	1,995,644
2005	1,182,736
2006	971,985
2007	986,837
Thereafter	3,871,635

Total minimum lease payments	$12,173,973

Rent expense for the year ended December 31, 2002 was $2,978,000.

6. Interest Paid

Interest paid on the Company’s line of credit and long-term debt totaled $5,003,000 for the year ended December 31, 2002.

7. Income Taxes

A reconciliation of the income tax provision based on the statutory corporate tax rate to the provision reflected in the consolidated financial statements for December 31, 2002 is as follows:

2002
Statutory federal income tax rate	35.0%
State tax expense, net	2.7%
Other	0.4%

Effective tax rate	38.1%

The income tax provision for the year ended December 31, 2002 consists of the following components:

2002
Federal:
Current	$5,441,012
Deferred	1,013,025
State:
Current	396,201
Deferred	405,973

$7,256,211

The Company paid taxes of $4,396,000 for the year ended December 31, 2002.

8. Employee Retirement Plan

The Company maintains a defined contribution 401(k) savings plan for substantially all full-time employees. Participants may contribute up to 15% of their salary to the plan, subject to IRS limitations. The Company makes a matching contribution of the first 2% of each participant’s annual earnings contributed to the plan. The Company’s contributions to the plan for the year ended December 31, 2002 was $199,000.

Alpha Shirt Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Stock Option Plan

During 2002, the Board of Directors granted to Directors and key members of management, nonqualified options to purchase 500 shares of Class A common stock of the Company at exercise prices, representing the fair value of the common stock at the date of the grant, ranging from $1,000 to $1,500 per share. Options generally vest over two to four years and have a term of 10 years.

The Company applies the provisions of APB Opinion 25, and related interpretations in accounting for its stock option plan. Had compensation cost for the Company’s stock option plan been determined using fair values at the grant dates for awards under the plan as defined by SFAS No. 123, the Company’s pro forma net income would have been $11,440,566 for the year ended December 31, 2002.

For purposes of determining the pro forma disclosures, the fair value of each option grant is estimated on the date of grant using the minimum value method, with the following assumptions: dividend yield of 0%; risk-free interest rate of 2.17%; and expected lives of four-five years. Because option grants and awards generally vest over several years and additional awards are expected to be made in the future, the pro forma results should not be considered to be representative of the effects on reported results for future years.

10. Related Party Transactions

FNL Management Corp., an affiliate of the majority stockholder of the Company, provides certain administrative services to the Company. For the year ended December 31, 2002, the Company paid $800,000 to FNL Management Corp. for such services.